                                                FILED PURSUANT TO RULE 424(b)(4)
                                                      REGISTRATION NO. 333-13721

PROSPECTUS
                               5,000,000 SHARES

                         [LOGO OF FOUR MEDIA COMPANY]

                                 COMMON STOCK
                            ----------------------
  Of the 5,000,000 shares of Common Stock, $.01 par value per share ("Common Stock"), of Four Media Company (the "Company"), offered hereby, 3,077,502 shares are being offered by the Company and 1,922,498 shares are being offered by the sole stockholder of the Company (the "Selling Stockholder"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder.
  Prior to this offering there has been no public market for the Common Stock of the Company. See "Underwriting" for factors considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "FOUR."
                            ----------------------
 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" BEGINNING ON
                                    PAGE 6.
                            ----------------------
THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
 SECURITIES  AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION
  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                    UNDERWRITING               PROCEEDS TO
                                                   DISCOUNTS AND  PROCEEDS TO    SELLING
                                   PRICE TO PUBLIC COMMISSIONS(1) COMPANY(2)  STOCKHOLDER(2)
--------------------------------------------------------------------------------------------
Per Share........................      $10.00           $.70         $9.30        $9.30
--------------------------------------------------------------------------------------------
Total(3).........................    $50,000,000     $3,500,000   $28,620,769  $17,879,231

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deduction of expenses estimated at $2,100,000, of which $1,107,900 is payable by the Company and $992,100 is payable by the Selling Stockholder.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 750,000 additional shares of Common Stock, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will be $57,500,000, $4,025,000 and $35,595,768, respectively. See "Underwriting."

  The shares are being offered by the Underwriters, subject to prior sale, when, as, and if delivered to and accepted by the Underwriters, and subject to various prior conditions, including the right to reject orders in whole or in part. It is expected that delivery of share certificates will be made against payment therefor at the offices of Furman Selz LLC in New York, New York, on or about February 12, 1997.

FURMAN SELZ                                            PAINEWEBBER INCORPORATED

                            ----------------------

                The date of this Prospectus is February 7, 1997

                                  [PICTURES]




                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements (and related notes thereto) included elsewhere in this Prospectus. The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled
"Risk Factors" and elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option or any outstanding stock options, and (ii) reflects the Company's reorganization effected in 1996. See "Certain Transactions-- Reorganization."

                                  THE COMPANY

  Four Media Company is a leading provider of technical and creative services to owners, producers and distributors of television programming, feature films and other entertainment content in the United States and Asia. The name Four Media Company is derived from the Company's core competencies in film, video, sound and data. The Company's services integrate and apply a variety of systems and processes to enhance the creation and distribution of entertainment content. The Company seeks to capitalize on growth in domestic and international demand for original entertainment content and for existing television and film libraries without taking production or ownership risk with respect to any specific television program, feature film or other content.

  Since its formation in 1993 through the first quarter of fiscal 1997, the Company has invested $72.6 million in infrastructure, primarily for new digital systems and equipment. In addition, the Company has successfully identified, acquired and integrated four complementary businesses. The Company acquired the assets of three companies in connection with its formation in 1993, acquired the assets of a fourth company in 1994, and capitalized and commenced its Singapore broadcast operations in 1995. As a result of its investments and acquisitions, the Company is one of the largest and most diversified independent (not affiliated with or related to a content owner) providers of technical and creative services to the entertainment industry, and therefore is able to offer its customers a single source for such services.

  The Company has organized its activities into four divisions through which it provides services to a diverse base of customers, including all of the major domestic studios (and their international divisions), as well as independent producers and owners of television and film libraries, and broadcast networks.

  Studio Services. The studio services division, located in Burbank, California, provides owners of television and film libraries with the facilities and technical services necessary to manage, format and distribute content worldwide. These technical services include duplicating videotape for professional applications, restoring and preserving film, transferring film to videotape and transforming videotape to film.

  Broadcast Services. The broadcast services division, located in Burbank and the Republic of Singapore, provides domestic and international programmers with the facilities and services necessary to assemble and distribute programming via satellite to viewers in the United States, Canada and Asia. These services include assembling programming into a 24-hour "network" format, creating promotional graphics, providing production support and facilities for the creation of programming, and providing automated systems to deliver the programming via satellite.

  Television Services. The television services division, located in Burbank and Santa Monica, California, provides producers of original television programming with technical and creative services necessary to convert original film or video to a final product suitable for airing on network, syndicated, cable or foreign television. These services include developing film, converting film to videotape and/or digital formats, creating music, sound and visual effects, and assembling a program master for broadcast.

  Visual Effects Services. The visual effects services division, located in Burbank and Santa Monica, commenced operations in January 1995 and provides creators of special visual effects with certain services required to digitally create or manipulate images in high resolution formats for integration into feature films. These services include pre-production consulting, the design and creation of visual effects, scanning film to a digital format, and recording the digital information on film.

  The Company believes that several trends in the entertainment industry will have a positive impact on the Company's business. These trends include growth in worldwide demand for original entertainment content, the development of new markets for existing content libraries, increased demand for innovation and creative quality in entertainment markets and wider application of digital technologies to content manipulation and distribution, including the emergence of new distribution channels. The Company believes that its current and prospective customers increasingly will outsource services and "buy" rather than "make" technical and creative services as the creation and distribution of content becomes more technology driven and capital intensive. Also, the Company anticipates that as entertainment companies continue to consolidate, they increasingly will seek services from full-service providers such as the Company.

  The Company intends to pursue the following growth strategies:

  . Seek Consolidation Opportunities. The Company believes that its industry is highly fragmented and presents numerous consolidation opportunities. The Company plans to pursue acquisitions that complement existing operations, increase market share and diversify product lines.

  . Offer Complete Outsourcing Solutions. The Company offers complete outsourcing solutions by bundling services, which reduces the capital costs and certain financial and operating risks of customers.

  . Deploy Leading Technologies. The Company plans to continue its investment in component digital equipment, information systems and other leading technologies in order to enhance its reputation for technological leadership in its industry.

  . Expand Internationally. The Company intends to expand internationally in response to specific customer demand, particularly where the Company's technical expertise, financial strength and the ability to execute quickly are competitive advantages.

  . Establish Strategic Alliances. The Company seeks to generate additional revenue from its technological resources and facilities by establishing strategic alliances with content creators and others.

  . Capitalize on Increasing Application of Digital Technology. The Company intends to capitalize on new methods of applying digital technology for storing, retrieving and manipulating content, as well as increased demand for digital technology for use in high quality motion video, multimedia applications and new content distribution channels.

  The executive officers and directors of the Company and their affiliates, as a group, will beneficially own approximately 49% of the outstanding shares of Common Stock and are subject to three year lock-up agreements (other than Messrs. Kirtman and Topor in respect of Common Stock pursuant to a distribution from the Selling Stockholder). See "Risk Factors--Concentration of Ownership," "Shares Eligible for Future Sale" and "Underwriting."

                                  THE OFFERING

 Common Stock offered by the Company.............. 3,077,502 shares
 Common Stock offered by the Selling Stockholder.. 1,922,498 shares
 Common Stock outstanding after the offering...... 9,552,502 shares(1)
 Use of proceeds to the Company................... For repayment of certain indebtedness (including
                                                   approximately $9.0 million
                                                   plus accrued interest
                                                   outstanding to the Selling
                                                   Stockholder), capital
                                                   expenditures, working
                                                   capital and other general
                                                   corporate purposes,
                                                   including potential
                                                   acquisitions.
                                                   See "Use of Proceeds."
 Nasdaq National Market symbol.................... FOUR

-------------------
(1) Excludes 1,415,125 shares of Common Stock issuable upon exercise of stock options to be outstanding upon completion of the offering.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     FISCAL YEARS ENDED                    THREE MONTHS ENDED
                         ------------------------------------------ ---------------------------------
                         JULY 31, 1994 JULY 30, 1995 AUGUST 4, 1996 OCTOBER 29, 1995 NOVEMBER 3, 1996
                         ------------- ------------- -------------- ---------------- ----------------
STATEMENT OF OPERATIONS
 DATA:
  Revenues..............    $42,261       $61,004       $70,028         $17,632          $18,947
  Income from
   operations...........      2,488         5,149         5,336           1,030            1,338
  Net income............      1,235         3,220         2,424             313              124
  Net income per share..        .19           .50           .37             .05              .02
  Weighted average
   number
   of common shares
   outstanding(1).......      6,475         6,475         6,475           6,475            6,475
OTHER DATA:
  EBITDA(2).............    $ 5,772       $11,390       $15,501         $ 3,527          $ 4,133
  Net cash provided by
   operations...........      3,047         4,588         9,387           1,585              796
  Net cash used in
   investing
   activities...........      7,877        30,902        10,318           3,071            8,753
  Net cash provided by
   (used in) financing
   activities...........      8,972        28,102          (410)            332            8,135

                                                          AS OF NOVEMBER 3, 1996
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(3)
                                                          ------- --------------
BALANCE SHEET DATA:
  Cash, including restricted cash........................ $ 6,200    $ 13,213
  Working capital........................................   3,550      12,883
  Total assets...........................................  99,302     106,315
  Total debt(4)..........................................  62,970      42,470
  Total stockholder's equity.............................  22,264      49,777

-------------------
(1) Weighted average number of common shares outstanding has been presented to reflect retroactively the Company's reorganization and related stock exchange with and stock dividend to its sole stockholder in October and November 1996. See notes to the financial statements.
(2) "EBITDA" is defined herein as earnings before interest, taxes, depreciation and amortization, excluding gains and losses on asset sales and nonrecurring charges. EBITDA does not take into account normal capital expenditures and does not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP"), is not to be considered as an alternative to net income or any other GAAP measurements as a measure of operating performance and is not indicative of cash available to fund all cash needs. The Company's definition of EBITDA may not be identical to similarly titled measures of other companies. The Company believes that in addition to cash flows and net income, EBITDA is a useful financial performance measurement for assessing the operating performance of the Company because, together with net income and cash flows, EBITDA widely is used to provide investors with an additional basis to evaluate the ability of the Company to incur and service debt and to fund acquisitions or invest in new technologies. To evaluate EBITDA and the trends it depicts, the components of EBITDA, such as net revenues, cost of services, and sales, general and administrative expenses, should be considered. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." A reconciliation of net income to EBITDA is as follows:

                                              FISCAL YEARS ENDED                    THREE MONTHS ENDED
                                  ------------------------------------------ ---------------------------------
                                  JULY 31, 1994 JULY 30, 1995 AUGUST 4, 1996 OCTOBER 29, 1995 NOVEMBER 3, 1996
                                  ------------- ------------- -------------- ---------------- ----------------
        Net income..............     $1,235        $ 3,220       $ 2,424          $  313           $  124
        Add (deduct):
           Interest expense,
            net.................      1,253          2,917         3,906             921            1,214
           Income tax benefits..        --            (988)         (994)           (204)             --
           Depreciation and
            amortization........      3,284          6,241        10,165           2,497            2,795
                                     ------        -------       -------          ------           ------
        EBITDA..................     $5,772        $11,390       $15,501          $3,527           $4,133
                                     ======        =======       =======          ======           ======

(3) Adjusted to give effect to the sale of 3,077,502 shares of Common Stock offered by the Company hereby, after deducting underwriting discounts and commissions and estimated offering expenses, and the application of the estimated net proceeds therefrom as described in "Use of Proceeds."
(4) Includes a revolving line of credit, current and long term portions of term loan facilities, short and long term notes payable, capital lease obligations and a subordinated note due to the Company's sole stockholder.

                                 RISK FACTORS

  Prospective investors should carefully consider the following matters, together with the other information contained in this Prospectus, in evaluating the Company and its business before making an investment decision with respect to the shares of Common Stock offered hereby.

LOSS OF RELATIONSHIPS WITH KEY CUSTOMERS

  Revenue Concentration. A significant portion of the Company's revenues is derived from a small number of customers. Nine customers, MTV Asia LDC ("MTV Asia"), Sony Pictures Corporation, TVN Entertainment Corporation ("TVN"), Warner Bros., Paramount Pictures (a subsidiary of Viacom, Inc.), The Walt Disney Company, Twentieth Century Fox, Universal Pictures and Hallmark Entertainment, Inc., accounted for 55% of the Company's revenues in fiscal 1996. The Company expects that these customers will continue to account for a significant portion of the Company's revenues in future periods. Except for MTV Asia and TVN, none of these customers has a long-term contractual relationship with the Company whereby the customer is obligated to purchase any specified level of services from the Company. Accordingly, there can be no assurance that revenues generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Any substantial decrease in services provided to one or more of these customers would have a material adverse effect on the Company's results of operations and financial condition.

  Relationship with MTV Asia. MTV Asia, partially owned by Viacom Inc., accounted for 15% of the Company's consolidated revenues in fiscal 1996 and 97% of the revenues of 4MC Asia, the Company's Singapore subsidiary, during such period. 4MC Asia provides broadcast services to MTV Asia under a contract which expires in April 2002 and provides for certain minimum performance standards including, among other things, maintenance by 4MC Asia of specified staffing levels and on-air reliability. MTV Asia has the right to terminate the contract at any time if, among other things, 4MC Asia fails to meet the performance standards or certain key employees cease to be employed by the Company. See "Risk Factors--Dependence on Key Personnel." MTV Asia also has the right to terminate the contract any time after April 14, 2000 upon payment of specified amounts to 4MC Asia. Termination of the MTV Asia contract would have a material adverse effect on the Company's results of operations and financial condition. Further, there can be no assurance that the MTV Asia contract will be renewed upon expiration. Any such failure to renew could have a material adverse effect on the Company's business.

  Relationship with TVN. TVN, a pay-per-view service that provides movies, sporting events and concerts to satellite dish owners and certain cable systems, accounted for 7% of the Company's revenues during fiscal 1996. The Company provides broadcast services to TVN under a contract which expires in January 1998. In early 1996, the Company and TVN agreed to renew and extend their long-term contractual relationship (which had lapsed, but continued on a month-to-month basis through mid-1995) to provide for, among other things, the repayment by TVN of an aggregate of $3.3 million in outstanding accounts receivable for broadcast services over three years in monthly installments of principal and interest at 8%, a reduction in the monthly payments under the contract, and the potential performance of additional services by the Company. The Company agreed to these terms in view of: (i) the revenues historically collected by the Company from the TVN relationship; (ii) the prospect of new services based upon TVN's expansion; and (iii) the complementary nature of TVN's requirements with the Company's anticipated conversion of its broadcast infrastructure from analog to digital technology. TVN is current with respect to its payment obligations under the contract. There can be no assurance, however, that TVN will ultimately repay all outstanding amounts due to the Company, fulfill its obligations under the contract or reach agreement with the Company with respect to additional services.

  Minimum Performance Standards; Possible Termination of Contracts or Liquidated Damages. Most of the Company's customer contracts, including those with MTV Asia and TVN, contain provisions that require the Company to meet specified performance standards. Failure to meet specified performance standards could result in the termination of the contract or payment of liquidated damages, the amount of which depends on the nature and duration of the nonperformance.

  Conversion to In-House Operations. Many of the major studios and other customers of the Company have substantial capabilities to perform several or all of the services offered by the Company, and evaluate from time-to-time whether to perform those services in-house. For example, in 1995, The Disney Channel, a subsidiary of The Walt Disney Company, changed its operating strategy and moved its network origination and uplink operations in-house. The Disney Channel accounted for 6%, 4%, and 1% of the Company's revenues in fiscal 1994, 1995 and 1996, respectively. A decision by other major customers to move in-house services they currently purchase from the Company could have a material adverse effect on the Company's results of operations.

INCURRENCE OF SUBSTANTIAL INCREMENTAL COSTS AND CAPITAL EXPENDITURES PRIOR TO GENERATION OF REVENUES

  The Company incurs substantial incremental costs (primarily labor) and makes significant capital expenditures prior to generating revenues. For example, the Company has expanded its television services operations, which has increased labor and depreciation expense significantly, through the addition of new personnel at increased compensation levels and through the purchase of new equipment and the construction of infrastructure. The Company incurs such costs before the equipment and infrastructure generate revenues or achieve capacity utilization and before the new services gain market acceptance. The incurrence of incremental costs prior to the generation of revenues will have an immediate adverse effect on the Company's net income. In addition, the Company may elect to discontinue services that fail to generate sufficient levels of revenue and write off the net book value of the assets related to such services. Failure of the Company to generate anticipated levels of revenue or the write-off of assets will have an immediate and adverse effect on the Company's results of operations and financial condition.

RISK OF IMPLEMENTING NEW TECHNOLOGY; TECHNOLOGICAL OBSOLESCENCE

  A key growth strategy of the Company is to integrate new systems and equipment in its facilities and offer new services to customers. The Company may experience difficulties in deploying new technologies that could delay or prevent the successful introduction of new services. There can be no assurance that the deployment of new technology or introduction of new services by the Company will achieve market acceptance. Failure of the Company to implement new technology and develop new services successfully or the failure of new technology and services to achieve market acceptance could have a material adverse effect on the Company's results of operations.

  The systems and equipment utilized by the Company in providing certain services to customers are subject to rapid technological change and obsolescence, as well as evolving customer needs and industry standards. In addition, the Company's competitors may introduce services embodying new technology which could render the Company's existing services obsolete or unmarketable. The Company thus may be required to undertake significant capital expenditures to maintain its technological and competitive position in the industry. There can be no assurance that the Company will have sufficient capital or be able to obtain sufficient financing to fund such capital expenditures, or that subsequent technological change will not make acquired infrastructure obsolete before the Company recovers its investment.

DEPENDENCE ON KEY PERSONNEL

  The Company's future success depends in large part on the continued service of its executive officers (see "Management"), its key creative artists and skilled technicians, and other key personnel. A significant percentage of the Company's revenues can be attributed to services requiring highly compensated creative technicians. In some instances, certain of the Company's customers specify by name the personnel that are to work on their projects. Competition for highly qualified employees is intense and the process of locating key technical, creative and management personnel with the combination of skills and attributes required to execute the Company's strategy is often lengthy. There can be no assurance that the Company will continue to attract, motivate and retain key personnel. Failure by the Company to retain and attract qualified key personnel could have a material adverse effect on the Company's business and results of operations.

  4MC Asia's contract with MTV Asia permits MTV Asia to terminate the contract if both Robert T. Walston, Chairman and Chief Executive Officer, and Gavin W. Schutz, Vice President and Chief Technology Officer, cease to be employed by the Company and replacements acceptable to MTV Asia are not found. Termination of this agreement would have a material adverse effect on the Company's results of operations and financial condition. In addition, certain of the Company's loan agreements provide that the cessation of Mr. Walston's employment (or tenure as a director) and/or Mr. Schutz's employment would constitute an event of default and, at the option of the lenders, result in the acceleration of outstanding loans. One of the Company's loans further provides that through April 15, 2000, a decrease in the aggregate beneficial shareholdings of Messrs. Walston, Donlon, Sabin, Schutz and Bailey below 15% of the Company's shares outstanding would constitute an event of default. Any such default and resulting acceleration of the outstanding loans could have a material adverse effect on the Company's financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

RISKS OF ACQUISITION GROWTH STRATEGY

  Ability to Implement Strategy. An important element of the Company's growth strategy is the acquisition of complementary businesses which may enhance the Company's operations and profitability. Execution of its growth strategy requires the Company's existing management to, among other things:
(i) identify acquisition candidates for sale at reasonable prices; (ii) obtain financing for acquisitions; (iii) consummate identified acquisitions; (iv) hire, train and assimilate new personnel; and (v) in some instances, invest substantial funds to enhance the capabilities of the acquired business. There can be no assurance that the Company will successfully identify, finance, consummate or assimilate acquisitions. Further, the Company's focus on acquisition opportunities could lessen the effectiveness of management with respect to existing operations, which could have a material adverse effect on the Company's results of operations. In addition, certain of the Company's larger, better capitalized competitors may seek to acquire some of the same types of companies that the Company seeks to acquire. Such competition for acquisitions may increase acquisition prices and related costs and result in fewer acquisition opportunities, which could have a material adverse effect on the Company's growth. The Company has entered into an agreement that provides for an exclusive negotiating period for a potential acquisition. The Company has not reached agreement on price or completed its due diligence with respect to such potential acquisition and there can be no assurance that the Company will be successful in consummating the transaction if it continues to pursue this opportunity.

  Potential Adverse Financial Impacts of Acquisitions. With respect to certain of the Company's past acquisitions, it generally has taken two years before the necessary balance sheet restructuring, consolidation with the Company's existing operations and/or repositioning of marketing strategies, personnel or equipment has been achieved and the acquisition has been successful from a financial and operational perspective. The Company expects that certain of its future acquisitions will take an equal or longer period of time to become successful, if they ever are successful. Accordingly, the Company expects that certain future acquisitions will have a material adverse effect on the business, results of operations and financial condition of the Company for a minimum period of two years. The Company expects that its future acquisitions often will involve the recording of a significant amount of goodwill and deferred charges on its balance sheet. In addition, the Company also might record deferred charges related to noncompetition agreements. Amortization of goodwill and deferred charges will reduce net income. The Company may issue equity securities to finance all or a portion of future acquisitions, which may have a dilutive effect on the Company's earnings and net tangible book value per share.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  The Company has experienced significant quarterly fluctuations in operating results and anticipates that these fluctuations will continue. These fluctuations have been caused by a number of factors, including: (i) with respect to the Company's studio services division, seasonal and sometimes fluctuating demand for programming by international broadcasters and other content buyers, increased labor costs and uneven capacity utilization due to delays caused by factors outside the Company's control (for example, changes in customers' production schedules), and unanticipated production downtime due to equipment failure, work stoppages or the absence of key personnel; (ii) with respect to the Company's broadcast services division, the expiration of month-to-month service contracts, the unpredictable use of the Company's facilities for the broadcast of news stories and special events, and the inability of the Company to remarket its unused transponder capacity consistently; (iii) with respect to the Company's television services division, the unpredictability of television production schedules; and (iv) with respect to the Company's visual effects services division, the absorption by the Company of cost overruns in fixed price contracts and delays in meeting completion deadlines (for reasons other than the fault of the Company). The Company therefore believes that quarter-to-quarter comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

  The Company experiences intense competition in each of its business segments. Although the Company believes no one competitor offers a comparable range of services, some of the Company's current and potential competitors, particularly those who perform services in-house, have substantially greater financial, technical, creative, marketing and other resources than the Company. The Company's competitors may devote substantially greater resources to the development and marketing of new competitive services. The Company expects that competition will increase substantially as a result of industry consolidations and alliances, as well as the emergence of new competitors. Increased competition could result in price reductions, reduced profit margins or loss of market share, all of which would have a material adverse effect on the Company's results of operations. See "Business--Competition."

DEPENDENCE ON ENTERTAINMENT INDUSTRY

  The Company's business is dependent on the success of the motion picture and television industries, which success in turn is highly dependent upon a number of factors, including the quality of content produced, the availability of alternative forms of entertainment and leisure activities, general economic conditions and international demand for content originated in the United States. The Company's business also is subject to downturns in the event of a strike by any creative or other personnel integral to the production of motion pictures or television programming.

RISKS ASSOCIATED WITH SINGAPORE OPERATIONS

  Foreign Exchange Rate Fluctuations. The Company provides certain of its broadcast services in Singapore through its Singapore subsidiary, 4MC Asia. Substantially all of 4MC Asia's transactions are denominated in Singapore dollars, including its bank borrowings. Although 4MC Asia is not subject to foreign exchange transaction gains or losses, its financial statements are translated into United States dollars as part of the Company's consolidated financial reporting. Fluctuations in the exchange rate therefore will affect the Company's consolidated balance sheets and may, upon repatriation of funds from 4MC Asia to the Company and payment of related income taxes, affect the Company's net income. Over the past two years the Singapore dollar has been stable relative to the United States dollar. However, the continued stability of the exchange rate is subject to numerous factors, all of which are beyond the Company's control. There can be no assurance that the Company will not experience material losses as a result of changes in the relative value of the Singapore dollar as compared to the United States dollar. The Company currently does not engage in any hedging activities to mitigate its exchange rate risk. In the event the Company engages in hedging activities in the future, there can be no assurance that the Company will not experience losses as a result of such hedging activities.

  Foreign Country Operating Risks. In addition to exchange rate risks, the Company's Singapore operations are subject to a number of risks inherent in international operations, including unexpected changes in regulatory requirements, the costs and burdens of complying with a variety of complex foreign laws, tariffs and other trade barriers, and political and economic instability. There can be no assurance that the foregoing factors will not have a material adverse effect on the Company's future results of operations.

  Loss of Tax Exemption. In 1995, the government of the Republic of Singapore granted 4MC Asia a seven-year tax exemption as a "pioneer status" company. The tax exemption is conditioned upon 4MC Asia meeting certain investment requirements. Although the Company believes that it will meet these requirements, there can be no assurance that it will do so. The termination or expiration of the tax exemption would have a material adverse effect on the Company's results of operations. The Company is subject to taxation in the United States to the extent that 4MC Asia's income (in excess of intercompany debt) is repatriated from Singapore, less applicable taxes paid in Singapore, if any.

NO PRIOR TRADING MARKET FOR COMMON STOCK; POTENTIAL VOLATILITY OF STOCK PRICE

  Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this offering. The initial public offering price was determined by negotiation among the Company, the Selling Stockholder and the representative of the Underwriters based on several factors and may not be indicative of the market price of the Common Stock after this offering. See "Underwriting." The market price of the shares of Common Stock is likely to be highly volatile and may be affected significantly by factors such as fluctuations in the Company's quarterly or annual results of operations; a shortfall in revenues, EBITDA or earnings compared to public securities market analysts' expectations; changes in analysts' recommendations or projections; announcements by the Company or by its competitors; delays in or cancellations of projects; general market conditions or other factors. In addition, the stock market is subject to significant price and volume fluctuations, some of which may be unrelated or disproportionate to the operating performance of the companies affected. Broad market and industry sector fluctuations may adversely affect the market price of the Common Stock.

CONCENTRATION OF OWNERSHIP

  Upon completion of this offering, Robert T. Walston, Chairman and Chief Executive Officer, will beneficially own approximately 15% of the outstanding shares of Common Stock, and the present executive officers and directors of the Company and their affiliates, as a group, will beneficially own approximately 49% of the outstanding shares of Common Stock (approximately 46% if the Underwriters' over-allotment option is exercised in full). Accordingly, these stockholders will have the ability to control or significantly influence all matters requiring approval by the stockholders of the Company, including the election of directors and approval of significant corporate transactions. Such a level of ownership may have the effect of delaying, deferring or preventing a change in the control of the Company. See "Principal and Selling Stockholders."

 SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act of 1933, as amended (the "Securities Act"), and lock-up agreements executed by all of the officers and directors and the sole stockholder of the Company under which such security holders have agreed not to sell or otherwise dispose of any of their shares for a period of 270 days after the date of this Prospectus in the case of the sole stockholder, and three years after the date of this Prospectus in the case of the officers and directors (other than Messrs. Kirtman and Topor in respect of Common Stock pursuant to a distribution from the sole stockholder), without the prior written consent of Furman Selz LLC. Furman Selz LLC may, however, in its sole discretion and at any time without notice, release all or any portion of the shares subject to lock-up agreements. In addition to the 5,000,000 shares of Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option), there will be 4,552,502 shares of Common Stock outstanding as of the date of this Prospectus, all of which are "restricted" shares under the Securities Act. As a result of the lock-up agreements described above and the provisions of Rules 144(k), 144 and 701, the restricted shares will be available for sale in the public market as follows: (i) none of such shares will be eligible for immediate sale on the date of this Prospectus; (ii) 3,119,627 shares will be eligible for sale 270 days after the date of this Prospectus, upon expiration of lock-up agreements; and (iii) 1,432,875 shares will be eligible for sale three years after the date of this Prospectus, upon expiration of lock-up agreements. See "Shares Eligible for Future Sale."

RISK OF LOSS FROM EARTHQUAKES, FIRE OR OTHER CATASTROPHIC EVENTS

  The Company is subject to the risk of loss arising from earthquakes, fires and other catastrophic events due to the concentration of its business activities and operations in specific structures. The structures housing the Company's business activities consist of commercial office buildings subject to vibration and movement that, in such a catastrophic event, could cause the dislocation of various pieces of equipment, potentially creating downtime in the Company's operations. The Company's operations, other than its Singapore operations, are located in Southern California which may expose the Company to greater risk from earthquakes and fires. For example, the Northridge, California earthquake in January 1994 damaged certain of the Company's facilities and equipment and temporarily interrupted the Company's operations. Because of the large amount of specialized equipment combined with customized listening and viewing environments, the Company's operations cannot temporarily be relocated to mitigate the occurrence of a catastrophic event. The Company also may be unable to broadcast signals for an extended period of time. Consequently, the Company carries insurance for property loss and business interruption resulting from such events, subject to deductibles. Although the Company believes that it possesses adequate insurance coverage for damage to its property and the disruption of its business from earthquakes, fire and other casualties, there can be no assurance that such insurance would be sufficient to cover all of the Company's potential losses or that it will continue to be available at rates acceptable to the Company, if at all.

RENEWAL OF FCC LICENSES

  Pursuant to the Communications Act of 1934, as amended (the "Communications Act"), transmissions from the Company's domestic broadcast division's earth station to satellites must be made pursuant to license granted by the Federal Communications Commission ("FCC"). See "Business--Government Regulation." Catalina Transmission Corp. ("Catalina"), a wholly owned subsidiary of the Company, holds three licenses for satellite earth stations. One such license (for a transportable earth station) is granted for a period of one year and has been routinely renewed. The two other licenses (for fixed earth stations) were granted for a period of ten years with one expiring in 2001 and the other expiring in 2004. While the FCC generally renews licenses for satellite earth stations routinely, there can be no assurance that the Company's licenses will be renewed at their expiration dates, and failure to obtain such renewal could have a material adverse effect on the Company.

IMMEDIATE AND SUBSTANTIAL DILUTION

  The initial public offering price is substantially higher than the book value per share of Common Stock. Investors purchasing Common Stock in this offering will, therefore, incur immediate dilution of $5.13 in net tangible book value per share of Common Stock (after deducting underwriting discounts and commissions and estimated offering expenses) from the initial public offering price and will incur additional dilution upon the exercise of outstanding stock options. There are currently outstanding and exercisable options to purchase 308,179 shares of Common Stock. See "Dilution."

ANTI-TAKEOVER PROVISIONS; POSSIBLE ISSUANCE OF PREFERRED STOCK

  Certain provisions of the Company's Certificate of Incorporation and By-Laws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer, proxy contest or takeover attempt that a stockholder might consider to be in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by such stockholder. See "Description of Capital Stock." In addition, the Board of Directors, without further stockholder approval, may issue preferred stock that could have the effect of delaying, deterring or preventing a change in control of the Company. The issuance of preferred stock could also adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company has no present plans to issue any preferred stock. See "Description of Capital Stock--Preferred Stock."

                                  THE COMPANY

  Four Media Company was incorporated in Delaware in September 1996 as a holding company to acquire the capital stock of three operating companies:
4MC-Burbank, Inc. ("4MC Burbank"); Four Media Company Asia PTE Ltd. ("4MC Asia"); and Digital Magic Company ("DMC"). 4MC Burbank was formed in July 1993 to acquire substantially all of the assets of Compact Video Group, Inc., Compact Video Services, Inc., Image Transform, Inc. and Meridian Studios, Inc. DMC was formed in October 1994 to acquire substantially all of the assets of Digital Magic & Transfer Company ("DM&T"). 4MC Asia was formed in January 1995 to build and operate the Company's Singapore broadcast facilities. Unless the context otherwise requires, all references herein to the "Company" refer to Four Media Company and its direct and indirect subsidiaries. The Company's principal executive offices are located at 2813 West Alameda Avenue, Burbank, California 91505, and its telephone number is (818) 840-7000.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of Common Stock offered by the Company hereby, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be $27.5 million ($34.5 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use a portion of the net proceeds to repay approximately $9.0 million plus accrued interest outstanding under a note payable to Technical Services Partners, L.P. ("TSP"), the Company's sole stockholder, which is due in August 1998 and bears interest at 10% per annum (see "Certain Transactions"). In addition, the Company plans to use approximately $11.5 million to repay a portion of (i) $16.0 million outstanding under a senior term loan which is payable in 84 monthly principal payments commencing November 1997 and bears interest at a rate of LIBOR plus 2.75% or the prime rate quoted by Chase Manhattan Bank ("Prime") plus .75%, at the Company's option, which was incurred to repay amounts outstanding under the Company's previous credit facility, and/or (ii) $24.6 million outstanding under notes payable and capital leases which are due at various times through 2001 and bear interest at fixed rates ranging between 9.0% and 12.0% per year, depending upon interest rates and prepayment penalties as may be most favorable to the Company. The Company intends to apply the remaining net proceeds of the offering to fund planned capital expenditures, for working capital, to fund potential acquisitions and for general corporate purposes. The Company expects to spend an estimated $15.0 million over the next two years to upgrade its domestic broadcast and television sound facilities and plans to fund this amount from the net proceeds of the offering, together with cash flow from operations and amounts available under existing credit facilities.

  A significant element of the Company's strategy is to pursue acquisitions that complement its existing business. The Company regularly engages in discussions with potential acquisition candidates. Although the Company currently has no definitive commitment or agreement to effect any acquisition, it has entered into an agreement that provides for an exclusive negotiating period for a potential acquisition of a studio and television services business. The Company anticipates that it would fund the potential acquisition currently under consideration from the assumption of indebtedness of the acquired entity and, if necessary, from the remaining proceeds of the offering. Discussions with the seller and its creditors are ongoing regarding the potential acquisition and possible terms thereof. However, the Company has not reached agreement on price or completed its due diligence with respect to such potential acquisition, and there can be no assurance that the Company will be successful in consumating the transaction if it continues to pursue this opportunity.

  Pending such uses, the net proceeds will be placed in interest bearing bank accounts or invested in United States government securities, certificates of deposit of major banks, high grade commercial paper or investment grade securities determined to be appropriate by the Company. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholder. See "Principal and Selling Stockholders."

                                DIVIDEND POLICY

  The Company has never declared or paid a cash dividend on its Common Stock and does not anticipate paying any cash dividends or other distributions on its Common Stock in the foreseeable future. The Company's credit facilities prohibit the payment of dividends or other distributions (i) by the Company and (ii) to the Company from its subsidiaries, without lender approval, and would thus limit the ability of the Company to pay dividends. The current policy of the Company's Board of Directors is to reinvest earnings to finance the expansion of the Company's business.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company (i) on an actual basis as of November 3, 1996 and (ii) as adjusted to reflect the sale by the Company of 3,077,502 shares of Common Stock offered hereby, after the deduction of the estimated expenses of the offering and the application of the net proceeds therefrom as described under "Use of Proceeds." The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes thereto included elsewhere in this Prospectus.

                                                         NOVEMBER 3, 1996
                                                      -------------------------
                                                       ACTUAL      AS ADJUSTED
                                                      ----------- -------------
                                                      (DOLLARS IN THOUSANDS)
Long-term debt and capital lease obligations,
 including current portion........................... $    62,970   $    42,470
Stockholder's equity:
 Preferred stock, $.01 par value; 5,000,000 shares
  authorized, no shares issued and outstanding.......         --            --
 Common stock, $.01 par value; 50,000,000 shares
  authorized, 6,475,000 shares issued and outstanding
  as of November 3, 1996; 9,552,502 shares issued and
  outstanding, as adjusted(1)........................          65            96
 Additional paid-in capital..........................      14,946        42,428
 Foreign currency translation adjustment.............         250           250
 Retained earnings...................................       7,003         7,003
                                                      -----------   -----------
  Total stockholder's equity.........................      22,264        49,777
                                                      -----------   -----------
   Total capitalization.............................. $    85,234   $    92,247
                                                      ===========   ===========

--------------------
(1) Excludes 1,415,125 shares of Common Stock issuable upon exercise of stock options which are currently outstanding or will be outstanding upon completion of the offering.

                                   DILUTION

  The net tangible book value of the Company as of November 3, 1996 was $19.0 million or $2.94 per share of Common Stock. Net tangible book value per share represents the amount of the Company's tangible assets less total liabilities, divided by 6,475,000 shares of Common Stock outstanding.

  After giving effect to the sale of 3,077,502 shares of Common Stock offered by the Company hereby and after deduction of underwriting discounts and commissions and a pro rata allocation of estimated offering expenses payable by the Company and the Selling Stockholder, the Company's pro forma net tangible book value as of November 3, 1996 would have been $47.0 million, or $4.87 per share of Common Stock. This represents an immediate increase in net tangible book value of $1.93 per share to the Company's existing stockholder and an immediate dilution of $5.13 per share to new investors. The following table illustrates the per share dilution:

Initial public offering price per share............................       $10.00
 Net tangible book value per share as of November 3, 1996.......... $2.94
 Increase per share attributable to new investors..................  1.93
                                                                    -----
Pro forma net tangible book value per share after the offering.....         4.87
                                                                          ------
Dilution per share to new investors................................       $ 5.13
                                                                          ======

  The following table sets forth, on a pro forma basis as of November 3, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholder and by purchasers of Common Stock in this offering.

                           SHARES PURCHASED  TOTAL CONSIDERATION
                           ----------------- ------------------- AVERAGE PRICE
                            NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                           --------- ------- ----------- ------- -------------
Existing
 stockholder(1)(2)........ 6,475,000   67.8% $15,011,000   32.8%    $ 2.32
New investors(1).......... 3,077,502   32.2%  30,775,020   67.2%     10.00
                           ---------  -----  -----------  -----
 Total.................... 9,552,502  100.0% $45,786,020  100.0%
                           =========  =====  ===========  =====

--------------------
(1) The sale of Common Stock by TSP, the Selling Stockholder, will reduce the number of shares of Common Stock held by it to 4,552,502, or approximately 47.7% (or approximately 44.2% if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares held by new investors to 5,000,000, or approximately 52.3% (5,750,000 shares, or approximately 55.8% if the Underwriters' over-allotment option is exercised in full), of the total number of shares of Common Stock outstanding after this offering. Robert T. Walston, the Company's chief executive officer, has a profit participation in TSP and as a result beneficially owns 1,432,875 of the 4,552,502 shares held of record by TSP. See "Principal and Selling Stockholders."

(2) Does not include (i) 615,125 shares of Common Stock issuable upon exercise of stock options outstanding with an exercise price of $.34 per share,
    (ii) 100,000 shares of Common Stock issuable upon exercise of stock options outstanding with an exercise price of $9.00 per share or (iii) 700,000 shares of Common Stock issuable upon exercise of stock options to be outstanding upon completion of the offering with an exercise price equal to the initial public offering price. See "Management--Stock Plans." To the extent outstanding stock options are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

  The selected financial data presented below under the captions "Statement of Operations Data," "Other Data" and "Balance Sheet Data" for, and as of the end of, each of the fiscal years ended July 31, 1994, July 30, 1995 and August 4, 1996 and the accountants report thereon, are derived from the financial statements of the Company, which financial statements have been audited by Coopers & Lybrand, L.L.P., independent accountants. The financial statements as of July 31, 1994, July 30, 1995 and August 4, 1996 are included elsewhere in this Prospectus. The Company had no operations prior to August 4, 1993. The consolidated financial data for the three months ended October 29, 1995 and November 3, 1996, are derived from unaudited consolidated financial statements of the Company included elsewhere in this prospectus. All of the unaudited financial statement data referred to above, in the opinion of the Company's management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations. The operating results for the three months ended November 3, 1996 are not necessarily indicative of the operating results for the full year.

                                FISCAL YEARS ENDED        THREE MONTHS ENDED
                            --------------------------- -----------------------
                            JULY 31, JULY 30, AUGUST 4, OCTOBER 29, NOVEMBER 3,
                              1994     1995     1996       1995        1996
                            -------- -------- --------- ----------- -----------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Studio...................  $15,746  $20,677   $23,468    $ 5,746     $ 5,957
 Broadcast................   10,876   16,163    20,901      5,489       5,512
 Television...............   15,639   22,712    23,343      5,631       7,084
 Visual effects...........      --     1,452     2,316        766         394
                            -------  -------   -------    -------     -------
    Total revenues........   42,261   61,004    70,028     17,632      18,947
                            -------  -------   -------    -------     -------
Cost of services:
 Personnel................   17,096   22,795    25,344      6,527       6,779
 Material.................    4,240    6,424     7,354      1,920       1,853
 Facilities...............    3,774    3,917     4,692      1,124       1,328
 Other....................    3,752    5,560     6,021      1,504       1,745
                            -------  -------   -------    -------     -------
   Total cost of
    services..............   28,862   38,696    43,411     11,075      11,705
                            -------  -------   -------    -------     -------
    Gross profit..........   13,399   22,308    26,617      6,557       7,242
                            -------  -------   -------    -------     -------
Operating expenses:
 Sales, general and
  administrative..........    7,627   10,918    11,116      3,030       3,109
 Depreciation and
  amortization............    3,284    6,241    10,165      2,497       2,795
                            -------  -------   -------    -------     -------
   Total operating
    expenses..............   10,911   17,159    21,281      5,527       5,904
                            -------  -------   -------    -------     -------
    Income from
     operations...........    2,488    5,149     5,336      1,030       1,338
Interest expense, net.....    1,253    2,917     3,906        921       1,214
                            -------  -------   -------    -------     -------
    Income before income
     tax benefits.........    1,235    2,232     1,430        109         124
Income tax benefits.......      --       988       994        204         --
                            -------  -------   -------    -------     -------
    Net income............  $ 1,235  $ 3,220   $ 2,424    $   313     $   124
                            =======  =======   =======    =======     =======
Net income per share......  $   .19  $   .50   $   .37    $   .05     $   .02
                            =======  =======   =======    =======     =======
Weighted average number of
 common shares
 outstanding(1)...........    6,475    6,475     6,475      6,475       6,475
                            =======  =======   =======    =======     =======
OTHER DATA:
EBITDA(2).................  $ 5,772  $11,390   $15,501    $ 3,527     $ 4,133
Net cash provided by
 operations...............    3,047    4,588     9,387      1,585         796
Net cash used in investing
 activities...............    7,877   30,902    10,318      3,071       8,753
Net cash provided by (used
 in) financing
 activities...............    8,972   28,102      (410)       332       8,135

                                                       AS OF
                                    -------------------------------------------
                                    JULY 31, JULY 30, AUGUST 4, NOVEMBER 3,
                                      1994     1995     1996       1996
                                    -------- -------- --------- -----------
                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, including restricted cash.... $ 4,691  $ 7,368   $ 6,021    $ 6,199
Working capital....................   4,674    5,665     1,642      3,549
Total assets.......................  32,982   71,780    81,827     99,301
Long-term debt.....................  20,924   38,472    42,978     56,610
Total debt(3)......................  21,556   41,942    49,131     62,970
Total stockholder's equity.........   6,245   19,617    22,143     22,263

--------------------
(1) Weighted average number of common shares outstanding has been presented to reflect retroactively the Company's reorganization and related stock exchange with and stock dividend to its sole stockholder in October and November 1996. See notes to the financial statements.

(2) EBITDA does not take into account normal capital expenditures and does not represent cash generated from operating activities in accordance with GAAP, is not to be considered as an alternative to net income or any other GAAP measurements as a measure of operating performance and is not indicative of cash available to fund all cash needs. The Company's definition of EBITDA may not be identical to similarly titled measures of other companies. The Company believes that in addition to cash flows and net income, EBITDA is a useful financial performance measurement for assessing the operating performance of the Company because, together with net income and cash flows, EBITDA widely is used to provide investors with an additional basis to evaluate the ability of the Company to incur and service debt and to fund acquisitions or invest in new technologies. To evaluate EBITDA and the trends it depicts, the components of EBITDA, such as net revenues, cost of services, and sales, general and administrative expenses, should be considered. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." A reconciliation of net income to EBITDA is as follows:

                                FISCAL YEARS ENDED         THREE MONTHS ENDED
                            ---------------------------- -----------------------
                            JULY 31, JULY 30,  AUGUST 4, OCTOBER 29, NOVEMBER 3,
                              1994     1995      1996       1995        1996
                            -------- --------  --------- ----------- -----------
                                              (IN THOUSANDS)
   Net income..............  $1,235  $ 3,220    $ 2,424    $  313      $  124
   Add (deduct):
   Interest expense, net...   1,253    2,917      3,906       921       1,214
   Income tax benefits.....     --      (988)      (994)     (204)        --
   Depreciation and
    amortization...........   3,284    6,241     10,165     2,497       2,795
                             ------  -------    -------    ------      ------
   EBITDA..................  $5,772  $11,390    $15,501    $3,527      $4,133
                             ======  =======    =======    ======      ======

(3) Includes current and long-term portions of (i) term loan facilities and a revolving line of credit; (ii) equipment notes payable; (iii) capital lease obligations; and (iv) a subordinated note due to the Company's sole stockholder, TSP.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. When used in the following discussion, the words "believes," "anticipates," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected, including, but not limited to, those set forth in "Risk Factors." Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof.

OVERVIEW

  The Company is a leading provider of technical and creative services to owners, producers and distributors of television programming, feature films and other entertainment content. The Company's services integrate and apply a variety of systems and processes to enhance the creation and distribution of entertainment content. The Company seeks to capitalize on domestic and international growth in demand for original entertainment content as well as from the exploitation of existing television and film libraries without taking production or ownership risk with respect to any specific television program, feature film or other content.

  The Company's business is divided into studio, broadcast, television and visual effects services. In each of its four business divisions, the Company offers most of the systems and technical solutions that constitute the processes that are integral to the creation, enhancement and distribution of entertainment content. The studio services division, located in Burbank, California manages, formats and distributes existing content libraries to end users in the United States and internationally. The broadcast services division, located in Burbank and the Republic of Singapore, assembles and distributes cable television channels and programming via satellite to viewers in the United States, Canada and Asia. The television services division, located in Burbank and Santa Monica, California assembles film or video principal photography into a form suitable for domestic network, syndicated, cable or foreign television. The visual effects services division, located in Santa Monica, digitally creates and manipulates images in high resolution formats for use in feature films. The following table sets forth revenues by business division and as a percentage of consolidated revenues for the periods indicated.

                                            FISCAL YEARS ENDED                             THREE MONTHS ENDED
                         -------------------------------------------------------- -------------------------------------
                           JULY 31, 1994      JULY 30, 1995      AUGUST 4, 1996    OCTOBER 29, 1995   NOVEMBER 3, 1996
                         ------------------ ------------------ ------------------ ------------------ ------------------
                                 PERCENTAGE         PERCENTAGE         PERCENTAGE         PERCENTAGE         PERCENTAGE
                         AMOUNT   OF TOTAL  AMOUNT   OF TOTAL  AMOUNT   OF TOTAL  AMOUNT   OF TOTAL  AMOUNT   OF TOTAL
                         ------- ---------- ------- ---------- ------- ---------- ------- ---------- ------- ----------
                                                             (DOLLARS IN THOUSANDS)
Revenues by division:
  Studio................ $15,746    37.3%   $20,677    33.9%   $23,468    33.5%   $ 5,746    32.6%   $ 5,957    31.4%
  Broadcast.............  10,876    25.7     16,163    26.5     20,901    29.9      5,489    31.1      5,512    29.1
  Television............  15,639    37.0     22,712    37.2     23,343    33.3      5,631    31.9      7,084    37.4
  Visual effects........     --      --       1,452     2.4      2,316     3.3        766     4.4        394     2.1
                         -------   -----    -------   -----    -------   -----    -------   -----    -------   -----
    Total revenues...... $42,261   100.0%   $61,004   100.0%   $70,028   100.0%   $17,632   100.0%   $18,947   100.0%
                         =======   =====    =======   =====    =======   =====    =======   =====    =======   =====

  Revenues increased from $42.3 million in fiscal 1994 to $70.0 million in fiscal 1996. The Company attributes this growth to several factors including:
(i) an increase in demand for the Company's services resulting from the growth in worldwide demand for entertainment content; (ii) an expansion of capacity resulting from its extensive investment in new digital infrastructure; (iii) successful acquisitions and international expansion; (iv) the diversification of its service offerings; and (v) the increasing acceptance of its bundled service outsourcing solutions.

  EBITDA increased from $5.8 million in fiscal 1994 to $15.5 million in fiscal 1996. The Company attributes this growth to several factors including: (i) growth in revenues from fiscal 1994 to fiscal 1996; (ii) improvement in the Company's gross profit resulting from the efficiency of its new Singapore operations and new domestic infrastructure; and (iii) decrease in the ratio of overhead and fixed costs to revenues, as the Company has generally increased capacity utilization and decreased the cost of adding new capacity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes thereto included elsewhere in this Prospectus.

  The Company believes that EBITDA is an important measure of its financial performance. "EBITDA" is defined as earnings before interest, taxes, depreciation and amortization, excluding gains and losses on asset sales and nonrecurring charges. The Company's investments in new infrastructure, machine capacity and technology have produced a relatively high depreciation expense and will remain a significant non-cash charge to earnings. It is the Company's policy to depreciate equipment and other capitalized items over a period of three to seven years. EBITDA is calculated before depreciation and amortization charges and, in businesses with significant non-cash expenses, widely is used as a measure of cash flow available to pay interest, repay debt, make acquisitions or invest in capital equipment and new technologies. As a result, the Company intends to report EBITDA as a measure of financial performance. EBITDA does not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP") and should not be considered in isolation or as a substitute for other measures of performance prepared in accordance with GAAP. EBITDA does not reflect that portion of the Company's capital expenditures which may be required to maintain the Company's market share, revenues and leadership position in its industry. Moreover, not all EBITDA will be available to pay interest or repay debt. The Company's presentation of EBITDA may not be comparable to similarly titled measures reported by other companies. See footnote 3 of "Selected Financial Data".

RESULTS OF OPERATIONS

  The following table sets forth the percentage of revenues represented by certain items in the Company's statement of operations and EBITDA.

                                FISCAL YEARS ENDED        THREE MONTHS ENDED
                            --------------------------- -----------------------
                            JULY 31, JULY 30, AUGUST 4, OCTOBER 29, NOVEMBER 3,
                              1994     1995     1996       1995        1996
                            -------- -------- --------- ----------- -----------
Revenues...................  100.0%   100.0%    100.0%     100.0%      100.0%
Cost of services:
  Personnel................   40.5     37.4      36.2       37.0        35.8
  Material.................   10.0     10.5      10.5       10.9         9.8
  Facilities...............    8.9      6.4       6.7        6.4         7.0
  Other....................    8.9      9.1       8.6        8.5         9.2
                             -----    -----     -----      -----       -----
    Total cost of
     services..............   68.3     63.4      62.0       62.8        61.8
                             -----    -----     -----      -----       -----
      Gross profit.........   31.7     36.6      38.0       37.2        38.2
                             -----    -----     -----      -----       -----
Operating expenses:
  Sales, general and
   administrative..........   18.0     17.9      15.9       17.2        16.4
  Depreciation and
   amortization............    7.8     10.2      14.5       14.2        14.8
                             -----    -----     -----      -----       -----
    Total operating
     expenses..............   25.8     28.1      30.4       31.4        31.2
                             -----    -----     -----      -----       -----
      Income from
       operations..........    5.9      8.5       7.6        5.8         7.0
Interest expense, net......    3.0      4.8       5.5        5.2         6.4
                             -----    -----     -----      -----       -----
      Income before income
       tax benefits........    2.9      3.7       2.1        0.6         0.6
Income tax benefits........    --       1.6       1.4        1.2         --
                             -----    -----     -----      -----       -----
      Net income...........    2.9%     5.3%      3.5%       1.8%        0.6%
                             =====    =====     =====      =====       =====
EBITDA.....................   13.7%    18.7%     22.1%      20.0%       21.8%

THREE MONTHS ENDED NOVEMBER 3, 1996 COMPARED TO THREE MONTHS ENDED OCTOBER 29, 1995

  Revenues. Total revenues for the three months ended November 3, 1996 increased 7.5% to $18.9 million compared to $17.6 million for the three months ended October 29, 1995. The revenue increase was attributable primarily to the factors set forth below.

  Studio services revenues for the three months ended November 3, 1996 increased 3.7% to $6.0 million compared to $5.7 million for the three months ended October 29, 1995. Professional duplication led the growth in the studio services division during the first quarter of fiscal 1997, increasing 26.9%. The growth in professional duplication was partially offset by a 31.0% reduction in film-to-tape transfer services revenues. This reduction was the result of the utilization of film-to-tape transfer capacity to service, on an interim basis, an increase in the Company's seasonal film-to-tape transfer commitments in television services. The Company intends to add additional film-to-tape transfer capacity in its television services division during the third quarter of fiscal 1997, which is expected to accommodate such seasonal fluctuations in television services film-to-tape transfer work in the future.

  Broadcast services revenues for the three months ended November 3, 1996 increased 0.4% to $5.5 million compared to $5.5 million in the three months ended October 29, 1995. Revenues from the Company's Singapore operations increased 35.0% during the first quarter of fiscal 1997. This increase was attributable to the addition of a six month contract with MGM Gold, increased utilization of the facility by both MTV Asia and other clients, and the scheduled annual increase in the fees paid by MTV Asia under its contract with the Company. The increase in revenues from the Singapore operations was substantially offset by a reduction in revenues from the Company's domestic broadcast operations. This reduction in revenues was the result of the expiration of a service agreement with the Disney Channel in the second quarter of fiscal 1996, together with a negotiated reduction of the monthly payments under a service agreement with TVN during the third quarter of fiscal 1996. The Company believes that the deployment of digital compression technology for broadcast applications and the expansion of cable channel capacity resulting from the anticipated introduction of digital set-top boxes will increase demand for its broadcast services. To enhance the efficiency and competitiveness of its domestic broadcast operations, the Company expects to commence construction of a new digital broadcast facility during fiscal 1997.

  Television services revenues for the three months ended November 3, 1996 increased 25.8% to $7.1 million compared to $5.6 million for the three months ended October 29, 1995. The revenue increase was the result of the completion of a portion of a new digital television facility in Burbank, that is designed to replace existing analog infrastructure and equipment, thereby enhancing the competitiveness of the Company's Burbank-based television operations. The Company expects to complete construction of that facility by the end of the third quarter of fiscal 1997.

  Visual effects services revenues for the three months ended November 3, 1996 decreased 48.6% to $394,000 compared to $766,000 for the three months ended October 29, 1995. This decrease was the result of a delay in a major customer project that has been rescheduled to commence in the second quarter of fiscal 1997. The Company has begun work on this project and does not anticipate any further delays.

  Gross Profit. Gross profit for the three months ended November 3, 1996 increased 10.4% to $7.2 million (38.2% of revenues) compared to $6.6 million (37.2% of revenues) in the three months ended October 29, 1995. The improvement of 1.0% in the Company's gross profit was attributable primarily to the increase in revenues, but was partially offset by increases in personnel, facility and satellite transponder costs. To meet demand for television services anticipated for the third quarter of fiscal 1997, the Company significantly increased personnel levels during the three months ended November 3, 1996. Because of the normal lag between an increase in capacity and the generation of revenues from utilization of such capacity, the Company anticipates that gross profit will be significantly reduced in the second quarter of fiscal 1997.

  Sales, General and Administrative Expenses. Sales, general and administrative expenses for the three months ended November 3, 1996 increased 2.6% to $3.1 million (16.4% of revenues) compared to $3.0 million (17.2% of revenues) for the three months ended October 29, 1995. The improvement of 0.8% in sales, general and administrative expenses as a percentage of revenues was the result of the Company's ability to leverage existing overhead to manage the expanded revenue base. Expenses incurred in the three months endedOctober 29, 1995 were offset by $225,000 of insurance proceeds.

  Depreciation and Amortization Expenses. Depreciation and amortization expenses for the three months ended November 3, 1996 increased 11.9% to $2.8 million compared to $2.5 million in the three months ended October 29, 1995, primarily due to the $18.9 of capital expenditures made during fiscal 1996.

  Interest Expense. Interest expense for the three months ended November 3, 1996 increased 31.8% to $1.2 million compared to $921,000 in the three months ended October 29, 1995. The increase was attributable to additional long term borrowings incurred by the Company to fund capital expenditures in fiscal 1996 and the first quarter of fiscal 1997.

  Income Tax Benefits. Income taxes for the three months ended November 3, 1996 reflect the recognition, for financial accounting purposes, of the use of net operating loss carryforwards that fully offset the Company's tax provision for the period. Recognition of this tax benefit accounted for 40.3% of the Company's net income for the three months ended November 3, 1996. Income taxes for the three months ended October 29, 1995 reflect the recognition, for financial accounting purposes, of the use of net operating loss carryforwards and an increase in net deferred tax assets. Recognition of these tax benefits accounted for 65.2% of the Company's net income for the three months ended October 29, 1995.

  Earnings Before Interest, Taxes, Depreciation and Amortization. EBITDA for the three months ended November 3, 1996 increased 17.1% to $4.1 million compared to $3.5 million in the three months ended October 29, 1995. The increase was a result of increased revenues, improvement in gross profit and a reduction in sales, general and administrative expenses as a percentage of revenues. See "Liquidity and Capital Resources" for a discussion of net cash provided by operating activities for the period. See footnote 3 to "Selected Financial Data" for a discussion of EBITDA generally.

FISCAL YEAR ENDED AUGUST 4, 1996 COMPARED TO FISCAL YEAR ENDED JULY 30, 1995

  Revenues. Total revenues for fiscal 1996 increased 14.8% to $70.0 million compared to $61.0 million in fiscal 1995. The revenue increase was attributable primarily to the factors set forth below.

  Studio services revenues for fiscal 1996 increased 13.5% to $23.5 million compared to $20.7 million in fiscal 1995. Professional duplication led the growth in the studio services division during fiscal 1996, increasing 35.0%. The Company responded to increased demand for its services by adding machine capacity, upgrading technology, improving service reliability and completing a new archive during the period. The archive provides capacity to store, manage and distribute up to 400,000 master videotapes and film elements and the Company estimates that approximately 50.0% of this capacity is already being utilized. The Company intends to continue to develop infrastructure and add machine capacity in response to market demand and opportunities to fill unused archive capacity.

  Broadcast services revenues for fiscal 1996 increased 29.3% to $20.9 million compared to $16.2 million in fiscal 1995. The increase reflects the inclusion of a full year of operating results of the Company's Singapore operations and the expansion of such operations (fiscal 1996 revenues of $11.0 million compared to fiscal 1995 revenues of $4.0 million). The results of the Singapore operations consist almost entirely of revenues under a long-term contract with MTV Asia. Under the contract, the Company's revenues from MTV Asia are scheduled to increase 4.0% per year over the remaining term of the contract. The increase in Singapore partially was offset by a decline in domestic broadcast revenues due to the expiration of a service agreement with the Disney Channel in the second quarter of fiscal 1996, resulting in a decline in revenues from this source of $1.8 million over the prior fiscal year.

  Television services revenues for fiscal 1996 increased 2.8% to $23.3 million compared to $22.7 million in fiscal 1995. The increase was a result of the inclusion of a full year of operating results of the Company's Santa Monica operations (1996 revenues of $10.6 million compared to 1995 revenues of $8.9 million). This increase partially was offset by a reduction in revenues due to the loss of key creative talent in sound mixing and editing and reduced capacity utilization resulting from the inefficiencies associated with the continued operation of analog equipment.

  Visual effects services revenues for fiscal 1996 increased 59.5% to $2.3 million compared to $1.5 million in fiscal 1995. The revenue increase was the result of an increase in the Company's high resolution digital image processing capacity and increased sales and marketing activity. During fiscal 1996, the visual effects services division completed projects for a number of prominent customers including New Line Cinema (18%), Sony Pictures Corporation (15%), Twentieth Century Fox (13%) and Paramount (5%).

  Gross Profit. Gross profit for fiscal 1996 increased 19.3% to $26.6 million (38.0% of revenues) compared to $22.3 million (36.6% of revenues) in fiscal 1995. The improvement of 1.4% in the Company's gross profit was attributable primarily to the inclusion of a full year of operating results of the Company's Singapore operations. This improvement partially was offset by a reduction in the gross profit in the Company's television operations, and costs associated with the start-up and operation of the Company's new archive facility.

  Sales, General and Administrative Expenses. Sales, general and administrative expenses for fiscal 1996 increased 1.8% to $11.1 million (15.9% of revenues) compared to $10.9 million (17.9% of revenues) in fiscal 1995. The improvement of 2.0% in sales, general and administrative expenses as a percentage of revenues is a result of relatively low sales, general and administrative expenses associated with the Singapore operations and the Company's ability to leverage its existing corporate overhead to manage expanded domestic and international operations. In addition, insurance proceeds received, which offset expenses incurred of $900,000, further reduced sales, general and administrative expenses.

  Depreciation and Amortization Expenses. Depreciation and amortization expenses for fiscal 1996 increased 62.9% to $10.2 million compared to $6.2 million in fiscal 1995. The increase was primarily the result of $18.9 million in capital expenditures made during fiscal 1996.

  Interest Expense. Interest expense for fiscal 1996 increased 33.9% to $3.9 million compared to $2.9 million in fiscal 1995. The increase was attributable to additional long term borrowings incurred by the Company to fund capital expenditures in fiscal 1995 and fiscal 1996, including the construction of its Singapore broadcast facility.

  Income Tax Benefits. Income taxes for fiscal 1996 reflected the recognition, for financial accounting purposes, of a $1.0 million tax benefit. Recognition of this tax benefit accounted for 41% of the Company's net income in fiscal 1996. Recognition of tax benefits in fiscal 1996 resulted from the Company's profitability in its third year of operations which made recognition of future tax deductions (arising from, among other things, net operating loss carryforwards) more certain. Continued profitability in future fiscal years will result in the Company recognizing income tax expense as it exhausts its existing tax credits and net operating loss carryforwards.

  Earnings Before Interest, Taxes, Depreciation and Amortization. EBITDA for fiscal 1996 increased 35.9% to $15.5 million compared to $11.4 million in fiscal 1995. The increase in EBITDA was a result of an increase in revenues, an improvement in gross profit and a reduction in sales, general and administrative expenses as a percentage of revenues. See "Liquidity and Capital Resources" for a discussion of net cash provided by operating activities for the period. See footnote 3 to "Selected Financial Data" for a discussion of EBITDA generally.

FISCAL YEAR ENDED JULY 30, 1995 COMPARED TO FISCAL YEAR ENDED JULY 31, 1994

  Revenues. Total revenues for fiscal 1995 increased 44.2% to $61.0 million compared to $42.3 million in fiscal 1994. The revenue increase was attributable primarily to the factors set forth below.

  Studio services revenues for fiscal 1995 increased 31.8% to $20.7 million compared to $15.7 million in fiscal 1994. This increase was primarily attributable to the integration of its various studio service operations into a single new facility during the second quarter of 1995, which increased capacity, quality and service reliability. In response to customer demand and inadequate internal storage capacity, the Company commenced construction of a new archive facility during fiscal 1995 to support future revenue growth in studio services.

  Broadcast services revenues for fiscal 1995 increased 48.6% to $16.2 million compared to $10.9 million in fiscal 1994. The revenue increase was primarily the result of the initiation of operations in Singapore, which generated
$4.0 million of revenues in fiscal 1995. In addition, the domestic broadcast operation added two long-term contract customers and one short-term customer.

  Television services revenues for fiscal 1995 increased 45.2% to $22.7 million compared to $15.6 million in fiscal 1994. The revenue increase was primarily the result of the acquisition of the assets of DM&T in October 1994, which generated revenues of $7.5 million in fiscal 1995. The increase in revenues provided by the Company's Santa Monica operations was partially offset by a decline in revenues generated by the Burbank television operations resulting from the loss of key creative talent in sound mixing and reduced capacity utilization due to the inefficiencies associated with the continued operation of analog equipment.

  Visual effects services revenues were $1.5 million in fiscal 1995, representing approximately nine months of operations. These revenues primarily were attributable to visual effects services for eight feature films. In June 1995, the Company expanded its high resolution processing capacity.

  Gross Profit. Gross profit for fiscal 1995 increased 66.5% to $22.3 million (36.6% of revenues) compared to $13.4 million (31.7% of revenues) in fiscal 1994. The improvement of 4.9% in the Company's gross profit was attributable primarily to the efficiencies of the new Singapore broadcast facility experienced during fiscal 1995 (approximately three and one-half months of operations) and the contribution of higher margin services resulting from the acquisition of the DM&T assets (approximately nine months of operations).

  Sales, General and Administrative Expenses. Sales, general and administrative expenses for fiscal 1995 increased 43.1% to $10.9 million (17.9% of revenues) compared to $7.6 million (18.0% of revenues) in fiscal 1994. The improvement in sales, general and administrative expenses as a percentage of total revenues was primarily the result of efficiencies gained in the elimination of duplicative staff positions and expenses resulting from the acquisition of the DM&T assets in October 1995.

  Depreciation and Amortization Expenses. Depreciation and amortization expenses for fiscal 1995 increased 90.0% to $6.2 million compared to $3.3 million in fiscal 1994. The increase was primarily the result of $30.3 million in capital expenditures made during fiscal 1995.

  Interest Expense. Interest expense for fiscal 1995 increased 132.8% to $2.9 million compared to $1.3 million in fiscal 1994. The increase was attributable to additional long term borrowings incurred by the Company to fund capital expenditures in fiscal 1994 and fiscal 1995.

  Income Tax Benefits. Income taxes for fiscal 1995 reflected the recognition, for financial accounting purposes, of a $1.0 million tax benefit. Recognition of this tax benefit in 1995 accounted for 30.7% of the Company's net income in fiscal 1995. Recognition of these tax benefits resulted from the Company's profitability in its second year of operations which made recognition of future tax deductions (arising from, among other things, net operating loss carryforwards) more certain.

  Earnings Before Interest, Taxes, Depreciation and Amortization. EBITDA for fiscal 1995 increased 97.3% to $11.4 million compared to $5.8 million in fiscal 1994. The increase in EBITDA was a result of an increase in revenues, improvement in gross profit, and a reduction in sales, general and administrative expenses as a percentage of revenues. See "Liquidity and Capital Resources" for a discussion of net cash provided by operating activities for the period. See footnote 3 to "Selected Financial Data" for a discussion of EBITDA generally.

LIQUIDITY AND CAPITAL RESOURCES

  Net Cash Provided by Operating Activities. The Company's net cash provided by operating activities was $9.4 million, $4.6 million, $3.0 million in fiscal 1996, 1995, 1994, respectively. The increases for fiscal 1996 compared to fiscal 1995 and for fiscal 1995 compared to fiscal 1994 primarily reflect year-to-year increases in revenues and improvements in gross profit, offset in part by year-to-year increases in depreciation and amortization included in net income and changes in the components of operating assets and liabilities. The Company's net cash provided by operating activities was $1.6 million and $796,000 in the three months ended October 29, 1995 and November 3, 1996, respectively. The decrease was attributable to changes in the components of operating assets and liabilities, primarily an increase in accounts receivable.

  Net Cash Provided by Financing Activities. The Company's net cash provided by financing activities was $400,000, $28.1 million and $9.0 million in fiscal 1996, 1995 and 1994, respectively. The Company obtained third-party financing in the form of term debt, equipment notes, and capital leases of $11.5 million, $21.6 million and $2.2 million in fiscal 1996, 1995 and 1994, respectively. In fiscal 1994 and 1995, the Company also issued subordinated notes of $10.0 million and $9.0 million to its sole stockholder. The Company's net cash provided by financing activities was $322,000 and $8.1 million in the three months ended October 29, 1995 and November 3, 1996, respectively. In the three months ended November 3, 1996 the Company obtained $9.1 million of third-party financing in the form of equipment notes and capital leases compared to $1.1 million in the three months ended October 29, 1995. In October, 1996 the Company entered into a $34 million loan agreement. At November 3, 1996, $17.6 million was borrowed under this agreement of which $11.7 million was used to repay then existing debt.

  Capital Expenditures. Since its formation in 1993 through the first quarter of fiscal 1997, the Company has invested $72.6 million to convert its infrastructure from analog to component digital, develop management information systems, consolidate various operations, expand into the Asian market and create new businesses. The Company's capital expenditures illustrate a systematic concentration of infrastructure and equipment investment across each business division, with 69.8% of total capital expenditures in studio services in fiscal 1994, 57.9% of total capital expenditures in broadcast services in fiscal 1995 and 62.6% of total capital expenditures in television services in fiscal 1996 and 72.2% of total capital expenditures in television services for the three months ended November 3, 1996. For a description of these capital expenditures, see "Business-- Strategic Accomplishments." The following table sets forth capital expenditures in each business division as well as capital expenditures associated with new management information systems by amount and percentage of total capital expenditures for the periods indicated.

                                                                                     THREE MONTHS
                                            FISCAL YEARS ENDED                          ENDED
                          ------------------------------------------------------- ------------------
                            JULY 31, 1994    JULY 30, 1995(1)    AUGUST 4, 1996    NOVEMBER 3, 1996
                          ----------------- ------------------ ------------------ ------------------
                                 PERCENTAGE         PERCENTAGE         PERCENTAGE         PERCENTAGE
                          AMOUNT  OF TOTAL  AMOUNT   OF TOTAL  AMOUNT   OF TOTAL  AMOUNT   OF TOTAL
                          ------ ---------- ------- ---------- ------- ---------- ------- ----------
                                                   (DOLLARS  IN  THOUSANDS)
Capital expenditures(2):
  Studio................  $6,167    69.8%   $ 5,072    16.7%   $ 3,175    16.8%   $ 2,704    18.7%
  Broadcast.............     518     5.9     17,521    57.9      2,411    12.7        785     5.4
  Television............   1,499    16.9      3,291    10.9     11,853    62.6     10,436    72.2
  Visual effects........     --      --       2,525     8.3        413     2.2        --      --
  Management information
   systems..............     656     7.4      1,878     6.2      1,084     5.7        532     3.7
                          ------   -----    -------   -----    -------   -----    -------   -----
    Total capital
     expenditures.......  $8,840   100.0%   $30,287   100.0%   $18,936   100.0%   $14,457   100.0%
                          ======   =====    =======   =====    =======   =====    =======   =====

--------------------
(1) Reflects $1.1 million of organization costs for 4MC Asia.
(2) Does not include the net assets written off pertaining to the January 1994 earthquake of $1.9 million and $567,000 for the fiscal years ended
    July 30, 1995 and August 4, 1996, respectively.

  The Company expects to complete its new television services facility by the end of the third quarter of fiscal 1997. The Company believes that, upon completion of that facility, it will have accomplished substantially all of the major infrastructure upgrades required to convert its existing facilities from analog to digital, except for an estimated $15.0 million in infrastructure upgrades to be completed over the next two years for domestic broadcast and television sound facilities. Nevertheless, the Company could seek to exploit business opportunities in existing or new markets, new technologies could be developed which would render some or a substantial portion of the Company's infrastructure or equipment obsolete, or the pressure of competition or customer demands could require the Company to further rebuild or upgrade its infrastructure and equipment. In addition, the Company could acquire businesses requiring significant capital investment or purchase real property. In any such case, the Company may incur significant additional capital expenditures. The Company has no definitive commitment or agreement to make any such acquisition or purchase except for the purchase of certain real property located in Burbank as described below.

  Credit Agreements and Other Indebtedness. In October 1996, the Company entered into a loan agreement with The CIT Group/Business Credit, Inc. and The CIT Group/Equipment Financing, Inc. (the "CIT Facility") which provides for secured revolving and term loan facilities of up to $34.0 million to 4MC Burbank and DMC guaranteed by the Company. The agreement provides for three separate loan facilities: (i) a $16.0 million term loan, which bears interest at a rate of LIBOR plus 2.75% or Prime plus .75%, at the Company's option and is payable in 84 monthly principal payments commencing November 1997; (ii) an $11.0 million revolving line of credit which bears interest at a rate of LIBOR plus 2.5% or Prime plus .50%, at the Company's option; and (iii) a $7.0 million capital expenditure line of credit which bears interest at a rate of LIBOR plus 2.75% or Prime plus .75%, at the Company's option and is payable in 60 equal monthly installments commencing the month after funding. The Company may, at its option, elect a fixed interest rate for the term loan at the treasury rate (applicable for the remaining term of the loan) plus 3.35%. Total availability under the revolving line of credit is subject to certain limitations related to the amount of 4MC Burbank's and DMC's accounts receivable and inventory.

  The obligations of 4MC Burbank and DMC under the CIT Facility are secured by substantially all of the assets of 4MC Burbank and DMC. The obligations are also guaranteed by the Company and secured by a pledge of the capital stock of 4MC Burbank and DMC. The CIT Facility contains restrictive covenants that, among other things, and with certain exceptions, limit the ability of 4MC Burbank and DMC to pay dividends or make other distributions to the Company or to incur additional indebtedness. 4MC Burbank and DMC also are required to satisfy certain financial covenants and tests, including the maintenance of minimum net worth, working capital, fixed charge coverage ratios and leverage ratios. As of November 3, 1996, the Company's total obligations outstanding under the CIT Facility were $17.6 million. The Company may repay a portion of the $16.0 million term loan from the CIT Facility, depending on interest rates and prepayment penalties.

  In February 1995, 4MC Asia borrowed $16.9 million Singapore dollars ($11.8 million U.S. dollars as of November 3, 1996) under a term loan facility with the Hong Kong and Shanghai Banking Corporation Limited ("HKSB") to fund the construction of its Singapore broadcast facility. The term loan bears interest at an annual rate equal to the HKSB prime rate plus 1.25% and is payable in 60 monthly installments commencing April 1997. The term loan is secured by substantially all of the assets of 4MC Asia and is guaranteed by the Company. The term loan facility contains restrictive covenants that, among other things, will prohibit 4MC Asia from incurring additional indebtedness or paying any dividend or making any other distribution to the Company, other than under certain conditions the repayment of intercompany debt in an amount not to exceed $3.0 million Singapore dollars in each of the first two years of the loan. The term loan also provides that, through April 15, 2000, any decrease in the aggregate beneficial shareholdings of Messrs. Walston, Donlon, Sabin, Schutz and Bailey below 15% of the Company's shares outstanding shall constitute an event of default and may result in acceleration of any outstanding amounts. The term loan will become due and payable, at the option of HKSB, upon the termination of 4MC Asia's contract with MTV Asia or the occurrence of certain other events of default.

  The Company has entered into various capital lease and equipment notes related to the purchase of equipment. As of August 4, 1996 and November 3, 1996, the Company's total obligations under capital leases and outstanding equipment notes were $18.5 million and $24.6 million, respectively. These notes are due at various times through 2001 and bear interest at rates of 8.0% to 11.9%. The capital lease and equipment notes are secured by the assets acquired under such leases and notes. The Company may repay a portion of these notes (with proceeds from the offering) over the next 12 to 18 months as prepayment penalties diminish or lapse.

  In December 1996, the Company purchased a 90,000 square foot building in Burbank. Prior to the purchase, the Company subleased 45,000 square feet for use as its archive facility. The additional 45,000 square feet is subleased by an outside tenant through 1999. The purchase price was $11.3 million, of which $8.4 million was borrowed under a term loan agreement with the Tokai Bank of California and the balance was paid from cash. The term loan provides for monthly principal payments over a period of 84 months and a final payment at maturity in December 2003. The term loan is secured by the building and any improvements thereon and is guaranteed by 4MC Burbank and DMC. The term loan bears interest at the lender's prime rate plus 1% or LIBOR plus 2.25%, at the Company's option.

  The Company believes that the remaining proceeds of this offering (after repayment of certain outstanding debt, see "Use of Proceeds"), combined with cash flow from operations and amounts available under the CIT Facility, will be sufficient to meet its anticipated working capital and capital expenditure requirements through the end of 1997. The Company may, however, be required to seek additional debt and/or equity financing to support a more rapid than planned expansion, respond to competitive pressures or customer demands, or meet unanticipated requirements.

  In addition, the Company regularly engages in discussions regarding the acquisition of complementary businesses. Although the Company has no definitive commitment or agreement to effect any acquisition, it has entered into an agreement that provides for an exclusive negotiating period for a potential acquisition of a studio and television services business. The Company anticipates that it would fund the potential acquisition currently under consideration from the assumption of indebtedness of the acquired entity and, if necessary, from the remaining proceeds of this offering. Discussions with the seller and its creditors are ongoing regarding the potential acquisition and possible terms thereof. However, the Company has not reached agreement on price or completed its due diligence with respect to such potential acquisition, and there can be no assurance that the Company will be successful in consummating the transaction if it continues to pursue this opportunity. In addition, if the Company were to make other acquisitions, it may be required to obtain additional debt and/or equity capital.

FOREIGN EXCHANGE

  Substantially all of 4MC Asia's transactions are denominated in Singapore dollars, including its bank borrowings. Although 4MC Asia is not subject to foreign exchange transaction gains or losses, its financial statements are translated into United States dollars as part of the Company's consolidated financial reporting. Fluctuations in the exchange rate therefore will affect the Company's consolidated balance sheets and may, upon repatriation of funds from 4MC Asia to the Company and payment of related income taxes, affect the Company's net income. Over the past two years the Singapore dollar has been stable relative to the United States dollar. However, the continued stability of the exchange rate is subject to numerous factors, all of which are beyond the Company's control.

QUARTERLY REVENUE FLUCTUATIONS

  The Company's results from operations are dependent upon several market factors that are beyond its control, including: (i) the size of the domestic and international markets for the exploitation of content libraries; (ii) the ability of specialty programmers to find, acquire and market domestic capacity for new channels and pay-per-view services; (iii) the ability of the major entertainment companies to launch their domestic cable channels in international markets (e.g., Asia); (iv) the demand for original programming for airing on network and/or cable channels; (v) the acceptance of digital methods of image production and manipulation by producers of feature films and television programming; and (vi) the viewing audience's demand for higher levels of production value in film and television programming.

  Revenues derived from the Company's television division are seasonal in nature, generally beginning in September and ending in May. As a result, the Company has experienced its lowest operating results in the fourth quarter, and the first and second quarter results generally are lower than third quarter results. In addition, the Company's television division can experience fluctuations in quarterly financial results for reasons beyond the Company's control including a work stoppage or other event resulting in delays in production schedules; changes in or extensions of vacation time around holidays; network cancellations of projects at mid-season; and changes in staffing, location or budgets of production companies. These factors result in idle capacity until replacement work can be found. The expansion of the Company's studio and broadcast services businesses have mitigated, to a certain extent, the seasonality of the Company's revenues, EBITDA and net income in prior periods. However, the completion of a portion of the Company's new television facility in Burbank, increased revenues generated by the Company's Santa Monica facility, and future expansion of television operations would likely create more seasonal variation in the Company's revenues, EBITDA and net income in current and future fiscal years. See "Risk Factors--Potential Fluctuations in Operating Results; Seasonality."

  The Company generally experiences a lag between the time that it incurs expenditures to increase capacity (for both labor and equipment) and the generation of revenues from utilization of such capacity. The duration of this lag and the severity of its impact are unpredictable and could result in significant fluctuations in the Company's quarterly operating results. See "Risk Factors--Incurrence of Substantial Incremental Costs and Capital Expenditures Prior to Generation of Revenues."

  The following table presents (in thousands, except per share data), by fiscal quarter, unaudited information derived from the Company's Consolidated Statements of Operations and Statements of Cash Flows for the two fiscal years ended August 4, 1996 and for the three months ended November 3, 1996.

                                                       FISCAL QUARTERS ENDED
                          -----------------------------------------------------------------------------------
                                                                                                      FISCAL
                                      FISCAL 1995                            FISCAL 1996               1997
                          -------------------------------------  ------------------------------------ -------
                          OCT. 30,  JAN. 29, APRIL 30, JULY 30,  OCT. 29, JAN. 28,  APRIL 28, AUG. 4, NOV. 3,
                            1994      1995     1995      1995      1995     1996      1996     1996    1996
                          --------  -------- --------- --------  -------- --------  --------- ------- -------
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Studio.................  $ 4,269   $ 5,134   $ 5,727  $ 5,547   $ 5,746  $ 6,008    $ 5,840  $ 5,874 $5,957
 Broadcast..............    2,838     2,973     4,530    5,822     5,489    5,088      5,065    5,259  5,512
 Television.............    3,532     6,705     7,315    5,160     5,631    5,684      7,058    4,970  7,084
 Visual effects.........        0       510       313      629       766      305        515      730    394
                          -------   -------   -------  -------   -------  -------    -------  ------- ------
   Total revenues.......   10,639    15,322    17,885   17,158    17,632   17,085     18,478   16,833 18,947
                          -------   -------   -------  -------   -------  -------    -------  ------- ------
Cost of services:
 Personnel..............    4,427     5,768     6,362    6,238     6,527    6,280      6,286    6,251  6,779
 Material...............    1,204     1,637     1,903    1,680     1,920    1,809      1,816    1,809  1,853
 Facilities.............      749       936     1,018    1,214     1,124    1,181      1,144    1,243  1,328
 Other..................      965     1,491     1,579    1,525     1,504    1,707      1,437    1,373  1,745
                          -------   -------   -------  -------   -------  -------    -------  ------- ------
   Total cost of
    services............    7,345     9,832    10,862   10,657    11,075   10,977     10,683   10,676 11,705
                          -------   -------   -------  -------   -------  -------    -------  ------- ------
    Gross profit........    3,294     5,490     7,023    6,501     6,557    6,108      7,795    6,157  7,242
                          -------   -------   -------  -------   -------  -------    -------  ------- ------
Operating expenses:
 Sales, general and
  administrative........    1,997     2,654     2,898    3,369     3,030    2,871      2,646    2,569  3,109
 Depreciation and
  amortization..........      883     1,176     1,931    2,251     2,497    2,508      2,561    2,599  2,795
                          -------   -------   -------  -------   -------  -------    -------  ------- ------
   Total operating
    expenses............    2,880     3,830     4,829    5,620     5,527    5,379      5,207    5,168  5,904
                          -------   -------   -------  -------   -------  -------    -------  ------- ------
    Income from
     operations.........      414     1,660     2,194      881     1,030      729      2,588      989  1,338
Interest expense, net...      391       640       772    1,114       921    1,073        993      919  1,214
                          -------   -------   -------  -------   -------  -------    -------  ------- ------
    Income (loss) before
     income tax
     benefits...........       23     1,020     1,422     (233)      109     (344)     1,595       70    124
Income tax benefits.....      250       204       284      250       204      250        317      223    --
                          -------   -------   -------  -------   -------  -------    -------  ------- ------
    Net income (loss)...  $   273   $ 1,224   $ 1,706  $    17   $   313  $   (94)   $ 1,912  $   293 $  124
                          =======   =======   =======  =======   =======  =======    =======  ======= ======
Net income (loss) per
 share..................  $   .04   $   .19   $   .26  $   --    $   .05  $  (.02)   $   .30  $   .05 $  .02
                          =======   =======   =======  =======   =======  =======    =======  ======= ======
Weighted average number
 of common shares
 outstanding............    6,475     6,475     6,475    6,475     6,475    6,475      6,475    6,475  6,475
                          =======   =======   =======  =======   =======  =======    =======  ======= ======
OTHER DATA:
EBITDA..................  $ 1,297   $ 2,836   $ 4,125  $ 3,132   $ 3,527  $ 3,237    $ 5,149  $ 3,588 $4,133
Net cash provided/(used)
 by operations..........   (1,613)      862       100    5,239     1,585    2,603        896    4,303    796
Net cash used in
 investing activities...    2,883     6,001    15,491    6,527     3,071    3,010         80    4,157  8,753
Net cash provided/(used
 in) financing
 activities.............      743     4,611    18,446    4,302       332     (527)    (1,090)     875  8,135

                                   BUSINESS

OVERVIEW

  The Company is a leading provider of technical and creative services to owners, producers and distributors of television programming, feature films and other entertainment content in the United States and Asia. The name Four Media Company is derived from the Company's core competencies in film, video, sound and data. The Company's services integrate and apply a variety of systems and processes to enhance the creation and distribution of entertainment content. The Company seeks to capitalize on growth in domestic and international demand for original entertainment content and for existing television and film libraries without taking production or ownership risk with respect to any specific television program, feature film or other content.

  Since its formation in 1993 through the first quarter of fiscal 1997, the Company has invested $72.6 million in infrastructure, primarily for new digital systems and equipment. In addition, the Company has successfully identified, acquired and integrated four complementary businesses. The Company acquired the assets of three companies in connection with its formation in 1993, acquired the assets of a fourth company in 1994, and capitalized and commenced its Singapore broadcast operations in 1995. As a result of its investments and acquisitions, the Company is one of the largest and most diversified independent (not affiliated with or related to a content owner) providers of technical and creative services to the entertainment industry, and therefore is able to offer its customers a single source for such services.

  The Company has organized its activities into four divisions, each of which offers services that are integral to the creation, enhancement and/or distribution of entertainment content.

  Studio Services. The studio services division provides owners of television and film libraries with all of the facilities and services necessary to manage, format and distribute content worldwide. These services include restoring and preserving damaged content, archiving original elements and working masters, creating working masters from original elements, duplicating masters for professional applications and formatting masters to meet specific end-user standards and requirements. The studio services division seeks to offer customers lower operating costs, improved response time and reliability, access to new technology, and adherence to quality standards that are recognized by the international technical community. The division's customer base includes the major domestic studios (and their international divisions) as well as independent owners of television and film libraries. Studio services operations are conducted in Burbank.

  Broadcast Services. The broadcast services division provides domestic and international programmers with the facilities and services necessary to assemble and distribute programming via satellite to viewers in the United States, Canada and Asia. These services include assembly of programming provided by the customer into a 24-hour "network" format; creating interstitial and promotional graphics and other material that support the brand identity of the programming; providing production support and facilities for the timely creation of original programming, such as announce and news segments; and providing automated systems to broadcast the programming via playback and uplink facilities. In addition, the broadcast services division provides facilities and services for the delivery of syndicated television programming in the United States and Canada and also transmits special events, sports or news stories for insertion in a network, cable system or direct-to-home broadcast. The division's customer base includes major entertainment companies offering worldwide network programming, independent content owners offering niche market programming, and pay-per-view channels marketing movies and special events to the cable industry and direct-to-home viewers. Broadcast services operations are conducted in Burbank and the Republic of Singapore.

  Television Services. The television services division provides producers of original television programming with the technical and certain of the creative services that are necessary to conform original film or video principal photography to a final product suitable for airing on network, syndicated, cable or foreign television. These services include developing negative in the Company's film laboratory; converting developed negative to videotape and/or digital formats; creating music and sound effects; mixing sound elements for laydown to the final program master; creating visual effects; integrating visual effects in the final program master;

correcting color; removing artifacts and scratches from the program master; formatting for commercial integration; and delivering (via tape or satellite) the program master for broadcast. The division's customer base includes most of the major domestic studios and broadcast networks that are engaged in the production of original programming as well as a large number of independent production companies. Television services operations are conducted in Burbank and Santa Monica.

  Visual Effects Services. The visual effects services division commenced operations in January 1995 and provides creators of special visual effects with certain services required to digitally create or manipulate images in high resolution formats for integration in feature films. These services include developing negative and correcting color in the Company's film laboratory; digitally scanning film; and digitally compositing multiple layers of effects and recording the result on film. The division's customer base includes most of the major domestic studios as well as independent visual effects supervisors. Visual effects operations are conducted in Burbank and Santa Monica.

MARKETS

  The entertainment industry creates motion pictures, television programming, and interactive multimedia content for distribution through theatrical exhibition, home video, pay and basic cable television, direct-to-home, private cable, broadcast television, on-line services and video games. Content is released into a "first-run" distribution channel, and later into one or more additional channels or media. In addition to newly-produced content, film and television libraries may be released repeatedly into distribution. Entertainment content produced in the United States is exported, and is in increasingly high demand internationally. The Company believes that several trends in the entertainment industry will have a positive impact on the Company's business. These trends include growth in worldwide demand for original entertainment content, the development of new markets for existing content libraries, increased demand for innovation and creative quality in entertainment markets and wider application of digital technologies to content manipulation and distribution, including the emergence of new distribution channels.

  The Motion Picture Industry. The motion picture industry encompasses the production, distribution and domestic exhibition of feature-length motion pictures, including their distribution in home video, television and other ancillary markets. While the domestic motion picture industry is dominated by the major studios, including Paramount Pictures, Sony Pictures Corporation, Twentieth Century Fox, Universal Pictures, The Walt Disney Company and Warner Bros., independent production companies also play an important role in the production of motion pictures for domestic and international feature film markets. The major studios release as many as 200 new feature films a year and domestic independent producers and distributors account for an estimated 180 films a year.

  In 1995, the worldwide revenue of United States motion picture distributors totaled $18.3 billion, an increase of 6.2% over 1994. Recent growth in international revenue has far exceeded growth in North American revenues, with international revenue now accounting for nearly half of total revenue. According to an August 1996 communications industry forecast, it is expected that by the year 2000, international revenue from motion pictures produced in the United States will surpass North American revenue. The Company's studio services division provides services that support the preparation and delivery of feature films for distribution in domestic and international home video, television and other ancillary markets.

  The Television Production Industry. The North American (United States and Canada) television production and distribution industry serves the largest broadcast market in the world, with a population of approximately 290 million and more than 95 million homes. In North America, programming is delivered to the end user via conventional broadcast networks, cable channels, individual television stations and satellite delivery systems. The number of broadcast television networks in the United States continues to increase, with United Paramount Network and the Warner Bros. Network recently joining the established networks, ABC, NBC, CBS and Fox. The established networks penetrate nearly 100% of domestic television households and provide the most effective access to a broad-based mass audience for television advertisers. Spending for television advertising, which drives the production of new programming and the sale of existing content libraries, reached a record level of $37.5 billion in 1995, compared to $29.0 billion in 1990.

  The demand for entertainment content has increased significantly as a result of the introduction of new broadcast networks, direct broadcast satellite systems, pay television, increased cable penetration and the growth of home video. The new television networks have created the need for more hours of original programming and competition for viewers has increased the demand for innovation and creative quality resulting in higher levels of spending. In 1995, United States television broadcasters (including cable) spent approximately $8.9 billion for programming, compared to $7.2 billion in 1990. The Company's television services division supports the creation of television programming for domestic distribution and the Company's broadcast services division supports the delivery of programming through various channels of distribution including cable and satellite delivery systems.

  In the last decade, the privatization of broadcasting systems outside the United States, the proliferation of broadcast licenses, and the introduction of sophisticated delivery technologies, such as cable and satellite transmission systems, have led to significant growth of broadcasting and cable television markets outside North America. European television is the most visible example of the growth in programming outlets. Over the last 15 years, European governments have encouraged a major expansion of the public and private broadcasting sectors. For example, Germany and France each have added six broadcast networks and the United Kingdom has added four. The introduction of new television broadcast systems is just beginning in Asia and Eastern Europe. Most foreign broadcasters require a mix of both indigenous programming to satisfy the local content requirements of their broadcast licenses and popular international programming, largely produced in the United States. The substantial growth of broadcast markets outside North America has also increased the demand for entertainment content produced in the United States. The Company's television services division supports the creation of programming for international distribution, the Company's studio services division supports the preparation of content to be viewed in international markets, and the Company's broadcast division supports the distribution of cable channels in Asia and is seeking to establish a presence in other developing international markets.

  The Multimedia Industry. The interactive multimedia industry encompasses video games, and on-line and interactive services. While certain segments of the industry such as video games are well established, the multimedia industry is an emerging business with significant growth potential. According to an industry forecast, revenues derived from the sale of video game systems and game software were $4.5 billion in 1995. Improvements in technology, the availability of communication bandwidth, the proliferation of distribution channels for entertainment products and services, and the involvement of large entertainment companies, together, signify a critical mass to support such growth. On-line services offer the consumer access to the Internet and the World Wide Web via internet access providers such as Netcom(R) and UUNet(R), and to services such as America On-line(R) and Prodigy(R) which offer both internet access and proprietary features. Numerous companies provide Web site design and creation, such as Digital Planet(R), Dimension X(R) and Starware(R), that integrate various forms of media including live action video, animation, graphics and audio. Other interactive on-line services such as video-on-demand are being deployed by cable television operators and certain of the regional telephone companies. Although the Company currently derives no significant revenues from these market segments, the Company believes that its creative and technical processes will be marketable to the multimedia industry specifically in the areas of video compression, digitization, 2D and 3D graphics, and authoring for the more complex platforms and applications such as digital versatile disk ("DVD") and server-based on-demand services.

STRATEGIC ACCOMPLISHMENTS

  The Company has implemented its business plan and capitalized on industry trends and opportunities to accomplish the following:

  Studio Services. In fiscal 1994, the Company identified a growth opportunity in servicing technical and operational needs related to the domestic and international distribution of entertainment content. The Company pursued this opportunity by improving and upgrading its infrastructure, constructing an archive and developing and implementing a management information system to provide customers with instant access to information regarding the status of their assets, work-in-process and shipments. Since 1993, the Company has invested approximately $17.1 million in its studio services facilities. The facilities occupy approximately 82,000 square feet of new space (in two buildings) and feature a state-of-the-art digital infrastructure. Studio services revenues have increased to $23.5 million in fiscal 1996 compared to $15.7 million in fiscal 1994. The Company intends to capitalize on the emergence of growth opportunities related to the domestic and international distribution of content and the digitization and compression of content for new distribution and multimedia applications by continuing to add capacity to its studio services facilities.

  Broadcast Services. In fiscal 1995, the Company determined that it could capitalize on its core competencies and customer relationships and expand its broadcast operations internationally. The Company evaluated expansion in Europe, South America, Asia and Africa. After extensive research, the Company selected Asia and established a new broadcast facility in Singapore. The Company selected Asia because of (i) the availability of powerful transponder capacity serving the entire Asian and Asean populations; (ii) the growing popularity and acceptance of television as an entertainment vehicle in various Asian and Asean cultures; (iii) the ability of the region to draw advertising dollars based upon the emergence of a large middle class with disposable income; and (iv) the large number of international and local programmers seeking access to the region using cost-efficient satellite delivery systems.

  The Company invested approximately $19.6 million to design and construct its Singapore broadcast facility. The all digital and fully integrated broadcast facility occupies approximately 20,000 square feet of newly developed space. MTV Asia is the Company's first major customer in Singapore. The Company's long-term contract with MTV Asia provides a base upon which to build other business. The value of the Singapore operation is derived from (i) MTV Asia's long-term commitment to the Company; (ii) the growth potential of the region in general and Singapore as a broadcast hub specifically; (iii) the availability of the facility's excess capacity to generate revenues outside the MTV Asia relationship; and (iv) the ability of the Company to apply its outsourcing model to domestic or international customers in any location. Broadcast services revenues increased to $20.9 million in fiscal 1996 compared to $10.9 million in fiscal 1994. The Company intends to rebuild its domestic broadcast facility to accommodate the transmission of digitally compressed signals and server-based playback systems by the end of fiscal 1998.

  Television Services. In 1994, the Company acquired the assets of DM&T, a facility specializing in providing visual effects for television. The Company invested a total of $16.3 million in the facility, including approximately $7.7 million to acquire the DM&T assets and an additional $5.3 million for the purchase of component digital equipment and other improvements. The Company believes that its facility is among the most technologically advanced television services facilities in the Los Angeles area. The Company expects to complete construction by the end of the third quarter of fiscal 1997 of a new television facility in Burbank providing new server-based technology targeted at the episodic television market. The Company studied the migration to a file server environment for all digital non-linear assembly of television programming and implemented a new design incorporating server-based technology. In addition, the Company incorporated four Rank Cintel URSA Gold(R) telecines in the new infrastructure to provide high quality pictures as well as seamless transition from telecine to off-line and on-line applications. The Company invested approximately $17.4 million to design and construct the Burbank facility.

  The Company intends to exploit the depth of the Company's television service offerings by pursuing revenue opportunities related to the production and distribution of original television programming--one of the largest segments of the Los Angeles entertainment market. The Company offers the television industry a full range of services in desirable geographic locations, a fully integrated infrastructure designed to reduce turnaround time and increase creative flexibility, and segmented service offerings. Television services revenues increased to $23.3 million in fiscal 1996 compared to $15.6 million in fiscal 1994.

  Visual Effects Services. In fiscal 1995, the Company determined that it could apply its core competencies in the digital manipulation of images for television to high resolution visual effects for feature films. The Company retained a highly respected creative staff and acquired certain high resolution equipment including a Quantel(R) Domino(R) computer and a Silicon Graphics(R) computer that runs Discreet Logic(R) Inferno(R) software. In addition, the Company acquired six Silicon Graphics(R) workstations running a variety of software for high resolution animation applications, and film scanning and recording equipment required to digitize high resolution images. As of November 3, 1996, the Company's total capital investment in the visual effects operation was approximately $2.9 million. The Company has attracted visual effects projects for medium budget feature films and portions of projects for large budget major motion pictures. The Company anticipates making additional investments in high resolution capacity in response to demand. Visual effects services revenues increased to $2.3 million in fiscal 1996 compared to $1.5 million in fiscal 1995.

GROWTH STRATEGY

  The Company seeks to benefit from the increasing worldwide demand for original entertainment content and the development of new markets for existing television and film libraries. The Company intends to increase its market share and to establish a brand identity in the markets it serves by executing the following growth strategies:

  . Seek Consolidation Opportunities. The Company plans to pursue acquisitions that complement existing operations, increase market share and diversify product lines, including those in the visual effects area. The Company participates in a highly fragmented industry in which many small, entrepreneurial companies compete for market share. Many do not have the size, diversity, liquidity or capital resources required to modernize infrastructure or derive efficiencies from economies of scale. The Company has successfully identified, acquired and integrated four complementary business. The Company acquired the assets of three companies in connection with its formation in 1993, acquired the assets of DM&T in 1994, and capitalized and commenced its broadcast operations in Singapore in 1995. The Company has entered into an agreement that provides for an exclusive negotiating period for the potential acquisition of a studio and television services business. The Company has not reached agreement on price or completed its due diligence with respect to such potential acquisition, and there can be no assurance that the Company will be successful in consummating the transaction, if it continues to pursue this opportunity.

  . Offer Complete Outsourcing Solutions. The Company intends to expand the range of outsourcing solutions it provides to customers and to bundle its diverse services into a variety of combinations. This innovative outsourcing approach provides customers several benefits including (i) lower capital investment and operating costs than in-house alternatives;
     (ii) more control over processes by using a single vendor; (iii) access to current technology without the necessity of continuously upgrading equipment; (iv) no diversion of technical, administrative and managerial resources to non-core activities; (v) access to a diverse group of broadly experienced technical and creative professionals; (vi) the ability to enforce contractual standards of performance, thereby improving accountability and reliability; and (vii) the ability to reduce financial risk by identifying and fixing all of the costs associated with a particular process.

  . Deploy Leading Technologies. The Company plans to continue its investment in component digital equipment and other leading technologies in order to enhance its reputation for technological leadership in its industry. Since its formation in 1993 through the first quarter of fiscal 1997, the Company has invested $72.6 million to expand the scope and scale of its operations, broaden its service offerings, expand internationally and convert the majority of its infrastructure and equipment to be compatible with new digital content formats. As part of these capital expenditures, the Company has invested approximately $4.1 million to design, develop and implement a management information system that provides timely and accurate information to customers about the status of archived material, work orders, shipments and deliveries. The Company believes that continued investment in infrastructure and the deployment of digital technology will position the Company to benefit from the domestic and international growth in entertainment content production and distribution.

  . Expand Internationally. The Company intends to expand internationally in response to specific customer demand, particularly where the Company's technical expertise, financial strength and the ability to execute quickly are competitive advantages. The Company has demonstrated its ability to respond quickly to international expansion opportunities. For example, it commenced negotiations with MTV Networks in August 1994 regarding a contract for services in Asia, and after locating, designing, building and staffing a $19.6 million state-of-the-art digital broadcast facility in Singapore, commenced the broadcast of two MTV Asia channels, MTV Asean and MTV Pan China, in April 1995. In addition, the Company recently commenced the broadcast of MTV India, and also the broadcast of MGM Gold, an additional channel in Singapore. The Company intends to capitalize on its experience in Singapore by pursuing similar opportunities in other locations.

  . Establish Strategic Alliances. The Company seeks to generate additional revenue from its technological resources and facilities by establishing strategic alliances with content creators and others. In fiscal 1996, the Company entered into an agreement with Silverhammer, Inc., a design and production firm specializing in the creation of network and corporate visual promotions, identities, in-show graphics and internet home pages. The agreement specifies that the Company will be Silverhammer's exclusive service provider and permits the Company to acquire an equity position in Silverhammer. Additionally, in January 1997, the Company agreed to enter into a joint venture ("Medialab Studio L.A.") with Medialab (U.S.), a division of Canal+ (U.S.). Medialab Studio L.A. will offer film and television producers performance animation technology which provides the ability to generate 3-D computer animated characters in real time, thereby reducing the time required for certain types of animation. The Company has contributed an aggregate of $400,000 of equipment, $100,000 in start up costs, and the use of the facility in which the venture will be housed. Either party may decide to discontinue the relationship by June 1, 1997, if the parties have not agreed upon a business plan. If a business plan is approved, both parties intend to contribute additional assets to the venture, which is expected to include a license of Medialab's performance animation technology and certain other assets anticipated to have a value of $2.5 million. However, the ultimate terms of the business plan and joint venture have yet to be approved. There can be no assurance that the new services offered will attract sufficient customers to justify the continuation of the relationship or that the parties will approve the business plan.

  . Capitalize on the Increasing Application of Digital Technology. The Company intends to capitalize on new methods of applying digital technology for storing, retrieving and manipulating content as well as increased demand for digital technology for use in high quality motion video, multimedia applications and new content distribution channels. For example, the Company anticipates opportunities in authoring and mastering content for DVD and video on demand applications. The Company believes that compression technologies, such as MPEG II, will gain acceptance in the broadcast and cable industries and facilitate the expansion of channel capacity and programming opportunities. The Company purchased compression equipment in fiscal 1996 in anticipation of the development of a market for compression applications. In addition, the Company currently is developing the capability to transmit digitally compressed signals to domestic satellites.

PRODUCTS AND SERVICES

  The Company has defined its operating divisions in terms of the entertainment industry market segments each serves. Each entertainment industry market segment is driven by diverse but related economic factors, and as a result, the Company is not solely dependent upon any single market segment within the entertainment industry. The Company intends to maintain and expand the diversity of its revenue sources and views such diversity as a significant competitive operating and financial advantage.

  For each of its operating divisions, the Company has defined a set of services which support the entire technical and creative process of its customers: studio services--"Content Preparation Process;" broadcast services--"Network Delivery Process;" television services--"Original Programming Delivery Process;" and visual effects--"Effects Creation Process."

 STUDIO SERVICES

  The studio services division offers a broad range of facilities and technical services to owners of television and film libraries. The division provides all of the services necessary to manage, format and distribute content on an international scale. These services include archiving original elements and working masters, restoring and preserving damaged content, creating working masters from original elements, duplicating masters for professional applications, and formatting masters to meet specific end-user standards and requirements. The Company offers the customer lower operating costs, improved response time and reliability, access to new technology, and adherence to standards of quality that are recognized by the international technical community.

  The Company's Content Preparation Process consists of the services outlined in the chart below. While the Company markets these services as a cost-effective package, service offerings are available individually and priced separately.

                        The Content Preparation Process


                                                           Audio Layback
                         Restoration        Transfer         Conversion
       Archive           Preservation      Transform         Duplication



  Archive. The storage and handling of videotape and film elements require specialized security and environmental control procedures. Throughout the entertainment industry, content representing millions of dollars of future revenue is stored in physically small units that are subject to the risk of loss resulting from physical deterioration, natural disaster, unauthorized duplication or theft. The Company's archive is designed to store approximately 400,000 master videotapes and film elements in an environment protected from temperature and humidity variation, seismic disturbance, fire, theft and other external events. In addition to the physical security of the archive, content owners require frequent and regular access to their libraries. Speed and accuracy of access is a critical value added factor. The Company believes that its archive, built at a cost of $3.1 million in fiscal 1994, is the largest among independent service providers and among the most advanced with respect to security, environmental control and access features.

  Restoration. Substantially all film elements originating prior to 1983 have faded, degraded or have been damaged in some way. Generally, damaged negatives cannot be utilized in the Content Delivery Process because the resulting broadcast submaster will not meet the minimum quality standards required in domestic and foreign markets. The Company's technicians restore damaged film negative to original and sometimes enhanced quality through the use of proprietary optical and electronic equipment and techniques. The Company believes it is well recognized for its ability to complete technically challenging restoration assignments.

  Preservation. Modern film stock, introduced in 1983, has a shelf life exceeding 100 years. Because images recorded on old film stock degrade over time resulting in the loss of color and in extreme cases the integrity of the film itself, older film frequently is converted to a new archival film stock medium. Film is the preferred archival medium because it has the highest image resolution of any image storage medium. Using a proprietary process, the Company takes the original (or restored) negative and creates an archival answer print and interpositive (i.e., a new negative). The Company believes that, due to technical and operational advances in its proprietary preservation process, it is a market leader in the preservation of existing film content.

  Transfer. Substantially all film content ultimately is distributed to the home video, broadcast, cable or pay-per-view television markets, requiring that film images be transferred to video images. Each frame must be color corrected and adapted to the size and aspect ratio of a television screen in order to ensure the highest level of conformity to the original film version. Because certain film formats require transfers with special characteristics, it is not unusual for a motion picture to be mastered in many different versions. For example, anamorphic (Cinemascope) formats require mastering in at least two aspect ratios (pan/scan and letter box) and certain international broadcasters have other requirements. The Company transfers film to videotape using Ursa Gold(R) telecine equipment and DaVinci(R) digital color correction systems recently installed at a cost exceeding $3.0 million. This equipment produces the highest quality transfers available in the industry. Technological developments, such as the anticipated domestic introduction of television sets with 16 x 9 aspect ratios and the implementation of advanced definition television systems for terrestrial and satellite broadcasting, if they occur, should contribute to the growth of the Company's film-to-tape transfer business in the future.

  Transform. Production companies may choose to originate their work on videotape even though the ultimate market is a theatrical release on film. The Company developed a proprietary process called Transform(R) to convert videotape to film. Transform(R) uses an electron beam recorder and a patented color imaging system to transform video pictures from all current broadcast standards to 16mm or 35mm film. The process involves transferring red, blue and green video images sequentially to a 16mm fine grain intermediate film stock using an electron beam modulated with the video image. These fine grain separations are then sequentially step-printed onto color negative film stock. The Transform(R) process is applicable to advertising commercials and interstitial programming material (less than 90 seconds in running length) as well as theatrical length presentations including feature films, concerts and special events. The Company currently transforms numerous short segments, special events, and six to ten feature films per year.

  Audio Layback. Audio layback is the process of creating duplicate videotape masters with sound tracks that are different from the original recorded master sound track. Content owners selling their assets in foreign markets require the replacement of dialog with voices speaking local languages. In some cases, all of the audio elements, including dialog, sound effects, music and laughs, must be recreated, remixed and synchronized with the original videotape. Audio sources are premixed foreign language tracks or tracks that contain music and effects only. The latter is used to make a final videotape product that will be sent to a foreign country to permit addition of a foreign dialogue track to the existing music and effects track. The Company attracts audio layback business by offering (i) optimum sound quality; (ii) synchronization of audio to picture within a half frame accuracy; (iii) consistent quality and accuracy; (iv) quick turnaround; and (v) competitive pricing.

  Conversion. Conversion is the process of changing the frame rates of a video signal from one video standard (such as the United States standard) to another (such as the European standard). Through the utilization of Digital Electronic Film Transfer and Phase Correlation technologies, the Company provides the highest quality conversion services available. The Company's primary competitive advantages are its state-of-the-art equipment and its detailed knowledge of the international markets with respect to quality-control requirements and technical specifications.

  Duplication. The final step in the Content Preparation Process is the creation of submasters for distribution to professional end users. Master tapes are used to make submasters in NTSC, PAL and other formats. Videotape content is copied for use in intermediate processes, such as editing, on-air backup and screening, and for final delivery to cable and pay-per-view programmers, broadcast networks, television stations, airlines, home video duplicators and foreign distributors. The Company duplicates videotape in all international standards in 22 tape formats. The Company believes that its professional duplication facility is technically advanced and has unique characteristics that significantly increase equipment capacity utilization while reducing error rates and labor costs.

 BROADCAST SERVICES

  The broadcast services division offers a broad range of facilities and technical and creative services to domestic and international programmers. The Company provides all of the facilities and services necessary to assemble and distribute programming via satellite to viewers in the United States, Canada and Asia. These services include assembling programming provided by the customer into a 24-hour "network" format, creating interstitial and promotional graphics and other material that support the brand identity of the programming, providing production support and facilities for the timely creation of original programming such as announce and news segments, and providing automated systems to deliver the programming to air via playback and uplink facilities. In addition, the Company provides broadcast facilities and services for the delivery of syndicated television programming in the United States and Canada and transmits special events, sports or news stories for insertion in a network, cable system or direct-to-home broadcast. The Company's customer base consists of the major studios and entertainment companies offering world-wide network programming, independent content owners offering niche market programming and pay-per-view channels marketing movies and special events to the cable industry and direct-to-home viewers. Broadcast service operations are conducted in Burbank and the Republic of Singapore.

  The Company's Network Delivery Process consists of the services outlined in the chart below. While the Company markets these services as a cost-effective package, service offerings are available individually and priced separately.

                         The Network Delivery Process



      Production                            Network           Uplink
      Promotion            Assembly       Origination       Satellite
        Audio                                              Transponder


  Production and Promotion. A broadcaster's identity and continuity during the broadcast day are established and enhanced when an on-camera personality (presenter) is used to introduce the channel or the channel's programming. Timely broadcast programming, such as news, requires immediate and precise coordination of on-camera talent, the script, the pre-recorded videotape and graphic materials and the broadcast schedule. The Company operates a state-of-the-art production studio in Singapore with three cameras, production and audio control rooms, videotape playback and record, multi-language prompter, computerized lighting, and dressing and makeup rooms. The studio is fully configured for host, news and chroma key segments. A one-camera field crew is also available for electronic field production recording, and the Company offers live-to-satellite interview and other on-camera services. On-screen marketing and broadcast continuity also depend on on-air promotional material to support the channel's brand identity and the channel's programming. The Company, working in conjunction with the customer's producers, offers a complete on-air promotional service, including graphics, editing, voice-over record, sound effects editing, sound mixing and music composition.

  Audio. Programming designed for distribution in markets other than those for which it was originally produced is prepared for export through language translation and either subtitling or voice dubbing. The Company provides dubbed language versioning with an audio layback and conform service that supports various audio and videotape formats to create an international language-specific master videotape. The Company's Burbank facility also creates music and effects tracks from programming shot before an audience to prepare television sitcoms for dialog record and international distribution. The Company's Singapore facility supports subtitling with translation coordination and a complete on-screen and closed-caption subtitling facility. Subtitling currently is available in Chinese and English; other languages can be added in response to customer need.

  Assembly. Prior to broadcast, program and interstitial material is checked for quality control and may be pre-compiled into final broadcast form prior to on-air playback. Interstitial pre-compilation is performed in Company editing facilities, often using proprietary systems and software which permit the efficient assembly of high production value visual effects. Syndicated programming is also prepared for distribution with commercials and similar elements inserted prior to distribution. Control procedures are used to ensure on-air reliability. The Company provides programming to almost all United States broadcast television stations through daily satellite feeds and tape shipments. A variety of movie and show formatting and time compression services are available to prepare programming for distribution. Commercial, promotional, billboard, warning, logo and other integration, as well as closed captioning for the hearing impaired and source identification encoding, is performed. The Company also provides program log and traffic support to programmers; affiliate relations and station coordination; library storage of broadcast master tapes; and a syndication program library and recycled videotape inventory.

  Network Origination. The Company provides videotape playback and origination to cable, pay-per-view and direct-to-home networks and services. The Company accepts daily program schedules, programs, promos and advertising, and delivers 24 hours of seamless daily programming to cable affiliates and home satellite subscribers. The Company uses automated robotics systems for broadcast playback, which include proprietary systems and software. The Company also operates industry-standard encryption and/or compression systems as needed for customer satellite distribution. The Company uses a customized approach to satisfy each customer's timeliness, flexibility and reliability requirements. Playback systems are both videotape and video server-based, and subtitling and "local avail" (head and commercial insertion) are supported. Quality control, tape storage and trafficking services are also offered by the Company. Currently, the Company supports over twenty 24-hour channels from its Burbank facility, and two 24-hour channels originate from the Singapore facility.

  Uplink and Satellite Transponders. The Company's Burbank facility operates a C-band video-oriented satellite earth station facility with eight transmit/receive antennas and over 30 transmit chains. Catalina is licensed by the FCC and operates as a common carrier. Facilities are staffed 24 hours a day and also are used for downlink and turnaround services. The Company communicates with two transponders on the Galaxy IV(R) satellite in support of the Company's syndication and Canadian distribution business segments. Catalina accesses various "satellite neighborhoods" daily, including basic and premium cable, broadcast syndication and direct-to-home markets. The Company resells transponder capacity for ad hoc and other occasional use and bundles its transponder capacity with other broadcast services to provide a complete broadcast package at a fixed price.

 TELEVISION SERVICES

  The television services division provides a broad range of facilities and technical and creative services directed to producers of original television programming. The Company provides all of the technical and certain of the creative services that are necessary to conform original film or video principal photography to a final product suitable for network, syndicated, cable or foreign television. These services include developing negative in the Company's film laboratory, converting developed negative to video tape and/or digital formats, creating music and sound effects, mixing all sound elements for laydown to the final program master, creating visual effects in the final program master, color correction, dirt and scratch removal, formatting for commercial integrating and physical delivery via tape or digital delivery via satellite of the program master for air. The Company's customer base includes most of the major studios and broadcast networks that produce original programming as well as a large number of independent production companies. Television operations are conducted in Burbank and Santa Monica.

  The Company's Programming Delivery Process consists of the services outlined in the chart below. While the Company markets these services as a cost-effective package, service offerings are available individually and priced separately.

                   The Original Programming Delivery Process


       Negative            Off-Line          Audio          Assembly
      Developing           Editing           Visual        Formatting
       Transfer                              Effects       Duplication
     Digitization

  Negative Developing. Because of the creative freedom, high resolution image quality and flexibility attained by working with film, the majority of prime time network and first run syndicated television programming originates on film. "Dailies" (camera original negative shot during each day) for one hour dramas, situation comedies and movies-of-the-week are delivered to the Company's film laboratory to be developed overnight. The Company's film laboratory specializes in negative developing for television applications and has increased its television related activities in each year since the Company's inception.

  Transfer and Digitization. The transfer department accepts developed negative from a laboratory and transfers the film to videotape. The transfer process enables the customer to view the previous day's work on videotape and begin the creative process of editing the footage. The transfer process is one of the most technically and creatively challenging of any of the Company's services. The Company must integrate various forms of audio and encode the video picture with feet and frame numbers from the original film. The Company utilizes state-of-the-art URSA Gold(R) telecine equipment adapted for television specifications. The Company believes that its equipment produces the highest quality results attainable in the industry today in part because it uses only URSA Gold(R) technology for television transfer services.

  Off-Line Editing. The Company delivers low resolution digitized images to the customer for processing by various non-linear editing work stations, such as the Avid(R), Media Composer(R), Lightworks(R) and Heavyworks(R). Using these or similar systems, the customer determines the programming content and creates an edit decision list, which will eventually be used to assemble the source material into a final product suitable for broadcast. The Company provides and fully supports non-linear off-line editing with personnel and equipment for use by the customer within the Company's facilities or at other locations designated by the customer. In addition, the Company is currently constructing communications infrastructure to provide digitized images directly from the film-to-tape transfer room to work stations via dedicated phone lines.

  Audio. After the customer has made substantially all of the creative decisions necessary to determine the programming content, the Company offers various services to enhance and conform the audio to the video image. The Company creates sound effects, assists in replacing dialog and re-records all the audio elements for integration with the final video product. The Company designs sound effects to give life to the visual images with a proprietary library of over 30,000 digital sound effects. Dialog replacement is sometimes required to improve quality, replace lost dialog or eliminate extraneous noise from the original recording. Re-recording combines sound effects, dialog, music and laughter together to complete the final product. In addition, the re-recording process allows the enhancement of the listening experience by adding specialized sound treatments, such as stereo, Dolby(R) SR(R) and Surroundsound(R). The Company's primary audio markets are situation comedies and one-hour dramas. Finally, the Company has two theater sized re-recording stages targeted at the feature film and made-for-TV movie markets. The Company employs an award winning staff in both areas and is well respected for its technical and creative contribution.

  Visual Effects. Visual effects are used to enhance the visual experience of the viewing audience by supplementing images obtained in principal photography with computer generated images. Most often, visual effects create images that cannot be created by any other means on a cost effective basis. DMC, the Company's visual effects operation located in Santa Monica, specializes in creating visual effects for television. DMC's compositing suites are configured for nine layers of color correction and eight layers of compositing with powerful wipe generators. These devices are used to generate bends, warps, morphs, 3D shapes and transformations in real time. DMC also offers an array of graphics and animation workstations using a variety of software to accomplish unique effects, including 3D animation. The Company believes that DMC is a leader in providing visual effects for the television industry as evidenced by its involvement in numerous award winning series, including Star Trek(R)--The Next Generation(R), Star Trek(R)--Deep Space Nine(R) and Star Trek(R)--Voyager(R).

  Assembly, Formatting and Duplication. Once all of the creative decisions have been made by the customer, including the integration of sound and visual effects, the Company employs the edit decision list to assemble the source material into its final form. To accomplish this, the Company utilizes a combination of component digital linear assembly systems and super computer based non-linear assembly systems. The Company believes that its assembly systems, which will become fully operational in the last three months of 1996, are among the most technologically advanced in the industry. In addition, the Company utilizes sophisticated computer graphics equipment to generate titles and characters and to format the program to meet specific network requirements (e.g., time compression and commercial blocks). Finally, the Company creates multiple "masters" for delivery to the network for broadcast, archival and other purposes designated by the customer.

 VISUAL EFFECTS SERVICES

  The visual effects services division offers a broad range of facilities and technical and creative services to creators of special visual effects for feature films and television. The Company provides services required to digitally create or manipulate images in high resolution formats for integration into feature films as well as certain television applications. These services include negative developing and color correction utilizing the Company's film laboratory facilities, film scanning and recording and digital compositing. The Company bundles its visual effects services in order to lower the cost of certain visual effects, improve response time and the consistency of results, and to provide customers access to new technology. The Company's customer base includes most of the major studios as well as independent visual effects supervisors contracted by producers of feature films. Visual effects operations are conducted in Burbank and Santa Monica.

  The Company's Effect Creation Process consists of the services outlined in the chart below. While the Company markets these services as a package, service offerings are available individually and priced separately.

                          The Effect Creation Process



         Pre-               Design          Scanning       Correction
      Production           Creation        Recording       Developing
      Consulting                                           Printing



  Pre-Production and Principal Photography Consulting. Using a script provided by the production company, the Company provides a written outline for implementing the effects, time frame and preliminary effects budget. The Company makes recommendations on how best to realize each visual effect, taking into consideration the complexity of the desired effect, the production schedule and budget. Even projects that would not normally be considered a special effect feature will make use of digital techniques to create sets, backgrounds, lighting, crowds and other effects. The Company creates story boards in order to reach an understanding as to which elements will be shot and by whom prior to principal photography. Upon request, the Company will provide a visual effects supervisor to assist in the principal photography that will later be incorporated in a digital effect. Often, the Company assembles a film crew to shoot elements that are necessary to properly integrate a visual effect into a particular scene.

  Effect Design and Creation. In order to reduce costs and meet shorter release schedules, the studios have recently begun reducing the amount of time available for the Effect Creation Process from twelve months to four months. This acceleration is often at odds with the responsibility of the visual effects supervisor to evaluate many effect alternatives before making a final selection. In order to minimize costs, the Company first designs effects in low (i.e., video) resolution. Once the design is approved, the Company creates visual effects in high (i.e., film) resolution using powerful super computers, such as the Domino(R) Double Four(R) and the Silicon Graphics(R) Onyx Reality Engine II(R). The Domino(R) is used for high speed digital image creation, animation, compositing, retouching, rotoscoping, motion and color correction. The Reality Engine(R) runs a variety of software packages, including Inferno(R) by Discrete Logic(R), which is capable of creating elaborate digital multi-plane matte paintings and live action effect composites. The Company also employs other Silicon Graphics(R) work stations to run specialized software, including Alias(R), Soft Image(R) and Elastic Reality(R) for 3D animation applications.

  Film Scanning and Recording. An integral part of the Effect Creation Process is the digitizing of principal photography so that images can be created or manipulated in a digital work station. The Company digitizes film on an Oxberry(R) 6400 film scanner and transfers the digital information to a central file server where it can be accessed by any of the Company's work stations. Once the effect is completed and approved by the visual effects supervisor, the Company downloads the digital information to a Celco(R) Extreme Effects(R) digital film recorder, which records the digital information on film. The completed conversion can then be assembled with the film negative.

  Color Correction, Negative Developing and Prints. Throughout the Effect Creation Process the visual effects supervisor relies upon the film laboratory to process and print the visual effects segments so that they can be viewed in film resolution. In preparing the final cut it is often difficult to integrate the effect seamlessly with the principal photography on a timely or cost efficient basis. The Company's film laboratory offers a proprietary color correction process designed to give the visual effects supervisor more control over the integration of the digitally created images with the principal photography. The Company believes that it has the only visual effects operation that offers this film laboratory quality control feature.

CUSTOMERS

  The Company's customer base includes the major studios, independent owners of television and film libraries, programmers, producers of original television programming and creators of visual effects. As of November 3, 1996, the Company's customer base included approximately 1,800 customer accounts. The Company is committed to building and retaining a loyal customer base by providing a broad range of service offerings, state-of-the-art equipment and technology, and superior customer service at competitive prices.

  The Company's ten largest customers accounted for 57.4% of total revenues in fiscal 1996. In addition, 29.5% of the Company's revenues were generated by the six major domestic studios (Disney, MCA/Universal, Sony Pictures Corporation, Viacom/Paramount, Warner Bros. and Twentieth Century Fox) in fiscal 1996. MTV Asia accounted for 15% of the Company's revenues in fiscal 1996. No other customer accounted for 10% or more of the Company's revenues. The increase in revenue concentration among the Company's top ten revenue producing customers is the result of the substantial increase in revenues from MTV Asia and the expansion of the Company's relationship with Sony Pictures Corporation. The Company believes that the increase in the percentage of its revenues generated by the major studios reflects the expansion of services provided by each of the Company's operating divisions together with greater customer acceptance of the Company's ability to provide complete outsourcing solutions. Except for MTV Asia, TVN and a limited number of other customers, none of the Company's customers has a long-term contractual relationship with the Company whereby the customer is obligated to purchase any specified level of services from the Company.

  In the Company's television and visual effects divisions, customer relationships also can be measured by the number and types of projects completed by the Company during the production season. During the 1995-1996 television season, the Company provided one or more services to 67 episodic television programs. In the 1996-1997 season, the Company expects to provide one or more services to over 80 episodic television programs. The Company believes that the increase in its television customer base is the result of an increased volume of television production, the construction of a new television facility in Burbank (which the Company expects to complete in the third quarter of fiscal 1997) and significantly improved coordination between the Burbank and Santa Monica television facilities. In fiscal 1995 and 1996, the Company provided one or more visual effects services to eight and 13 feature film projects, respectively.

  The Company's standard credit term for customers is "Net 30 Days," although, in the Company's experience, the prevailing practice among major studios and certain other customers is to pay outstanding accounts within approximately 60 to 90 days. The Company reviews a customer's credit history and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information. During fiscal 1996, the Company entered into a long term agreement for services with TVN under which TVN agreed to repay $3.3 million in outstanding accounts receivable for broadcast services over three years in monthly installments of principal and interest at 8.0%.

TECHNOLOGY

  The Company purchases hardware and software developed and manufactured by others and integrates various systems and technologies in a proprietary manner to accomplish the objectives of customers. The integration of hardware and software often requires the development of new proprietary systems and infrastructure by the Company. From time to time, the Company forms strategic alliances with hardware and software manufacturers to jointly develop a specific application. Examples of informal strategic alliances involving joint development projects include: (i) BTS(R) and NVision(R) component digital routing systems; (ii) Snell & Wilcox, Alchemist(R), phase correlation standards conversion equipment; (iii) Rank Cintel URSA Gold(R) technology deployment for television and feature mastering applications; (iv) Sony Corp. LMS(R) automated robotic broadcast systems; and (v) Quantel, Inc.(R) Edit Box(R) and Clip Box(R) file server and non-linear editing technology for episodic television assembly.

  The Company substantially has completed the deployment of new component digital infrastructure in its television and studio services divisions. The Company believes that this infrastructure is state-of-the-art and sets the industry standard for performance, efficiency and reliability. The Company intends to upgrade its broadcast services operation in Burbank to accommodate new digital technologies and convert the remaining analog portions of the Company's television business to component digital as it becomes technically and operationally feasible. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

  Los Angeles is the center of domestic television and feature film production and the exploitation of content libraries. It is also the largest and most competitive market in the world in terms of total revenue potential in the Company's studio, television and visual effects business segments. The entertainment services industry in Los Angeles is highly fragmented, and no single industry participant, including the Company, has a dominant market share in any service offering. The Company believes that it is unique, however, among industry competitors in terms of the breadth of its operating divisions and the depth of service offerings within each business segment.

  The Company experiences intense competition in each of its business segments. Although the Company believes no one competitor offers a comparable range of services, some of the Company's current and potential competitors, particularly those who perform services in-house, have substantially greater financial, technical, creative, marketing and other resources than the Company. The Company's competitors may devote substantially greater resources to the development and marketing of new competitive services. The Company expects that competition will increase substantially as a result of industry consolidations and alliances, as well as the emergence of new competitors. The Company also actively competes with industry participants operating niche or specialty businesses. In addition, certain of the Company's current and prospective customers conduct in-house operations that the Company considers competitive. For example, Warner Bros., a major customer, conducts extensive in-house operations in several of the Company's business segments. The Company believes that all of its services offerings are competitive with in-house operations and other independent service providers.

  The Company entered the international broadcast market with the completion of its Singapore facility in 1995, and it will seek to provide services to domestic and foreign programmers in regional television markets in Asia and abroad. The Company competes with local service providers that may have competitive advantages resulting from their experience in the region, including in Singapore and elsewhere in Asia, who have well established customer relationships and business operations.

EMPLOYEES

  The Company employs creative, technical, engineering, administrative and managerial staff in each operating division. In addition, the Company has centralized certain financial and administrative functions, including accounting, credit, billing, payroll and human resources. As of August 4, 1996, the Company had a total of 549 full time employees, of which 393 were located in Burbank, 74 in Santa Monica and 82 in Singapore.

  The Company has entered into employment agreements with certain members of its creative staff to secure their services. The Company believes that it provides compensation and benefits that are competitive with the market for persons with the skills required by the Company. The Company has experienced no work stoppages since its formation in 1993, and considers its relations with employees to be good.

PROPERTIES

  The Company's principal executive offices, together with its facilities for domestic broadcast, television and studio services, are located in four buildings in the Burbank Media District. The Company leases these facilities, which in the aggregate occupy approximately 86,000 square feet, under agreements with terms expiring between January 1999 and October 1999, and options to renew extending through October 2014. The Company's visual effects division and a portion of its television division are located in Santa Monica in a 29,000 square foot facility, which is leased under an agreement that expires in October 1999 and may be renewed at the Company's option through October 2004. The Company's film laboratory is located in an 18,000 square foot facility in Burbank, and is owned by the Company. In December 1996, the Company purchased a 90,000 square foot facility in Burbank in which the Company occupies 45,000 square feet to house its archive. The film laboratory services both the television and the studio services divisions. The Company leases 20,000 square feet in Singapore to house its Singapore broadcast facility. The lease expires in December 1996, and may be renewed at the Company's option through December 2001. The Company believes that its facilities are adequate for its current needs and that additional space will be available as needed for future expansion. The Company believes that all of its facilities substantially comply with applicable laws and regulations or is taking action aimed at assuring that its facilities comply therewith. The Company does not expect compliance with such laws and regulations to materially affect the Company's capital expenditures or results of operations.

GOVERNMENT REGULATION

  The Communications Act prohibits the operation of satellite earth station facilities such as those operated by Catalina, except under licenses issued by the FCC. Catalina holds three satellite earth station licenses and other authorizations required for the operation of the Company's business. One of the licenses is for a transportable earth station, which is granted for a period of one year and has been routinely renewed. The FCC has adopted but not yet implemented an order to extend the term for all such licenses to ten years. Catalina also holds two licenses for fixed earth stations, granted for a period of ten years, which expire in 2001 and 2004. While the FCC generally renews licenses for satellite earth stations routinely, there can be no assurance that the Company's licenses will be renewed at their expiration dates, which could have a material adverse effect on the Company.

  The Communications Act further prohibits the transfer of control of any station license without prior approval of the FCC. The Company has filed an application with the FCC for consent to the transfer of control of Catalina in connection with this offering. The FCC granted that application by notice released on December 18, 1996. That decision has become final.

  Catalina also holds authorizations from the FCC to operate a microwave station for the transmission of signals from a single point to the Company's Burbank facilities, and to offer services to Canada and Mexico using both U.S. and non-U.S. licensed satellites. Catalina also has filed applications relating to those authorizations for transfer of control in connection with this offering (the "Microwave Application" and the "Service Application," respectively). The Microwave Application is pending before the FCC. On January 31, 1997, the FCC granted special temporary authority for the Company to transfer control of its microwave station. The FCC granted the Service Application by decision released on January 9, 1997. The period for interested parties to request reconsideration or for the FCC to review this decision on its own motion has not yet expired. The Company expects that the grant of the Service Application will become final and that approval of the Microwave Application will be issued and become final in the normal course of FCC administration, although there can be no assurance that these actions will occur. The Company does not believe that failure to obtain FCC final approval of the Service or Microwave Applications or delay in obtaining those approvals would materially affect its business operations.

  No FCC authorization is required for reception of transmission from domestic satellites from points within the United States. The Company relies on third party licenses or authorizations when it transmits domestic satellite traffic through earth stations operated by such third parties. The FCC establishes technical standards for satellite transmission equipment which change from time to time, and also requires coordination of earth stations with land-based microwave systems at certain frequencies to assure noninterference. Transmission equipment must also be installed and operated in a manner that avoids exposing humans to harmful levels of radio-frequency radiation. The placement of earth stations or other antennae is typically subject to regulation under local zoning ordinances.

LITIGATION

  The Company is involved in two legal proceedings with the International Alliance of Theatrical Stage Employees ("IATSE"), the union which formerly represented approximately 100 employees of Compact. In the first case, entitled ATS Acquisition Corp., Inc. v. National Labor Relations Board ("NLRB") Case No. 31-CA-20089, IATSE argued that the Company should have bargained with it as a labor law "successor" following the sale of Compact's assets to the Company in August 1993. The Company refused to bargain with IATSE, contending that only a broad, company-wide bargaining unit was appropriate. In a decision issued in July, 1996, the NLRB ordered the Company to bargain with IATSE with regard to certain of the Compact bargaining unit employees. The Company has continued to express its disagreement with this bargaining unit. Since the NLRB's orders are not self-executing, the NLRB has sought enforcement of its order in the United States Court of Appeals. The Company will continue to assert that only company-wide bargaining is appropriate following a secret ballot election conducted among its employees. The Company will fulfill its legal obligations if bargaining is eventually ordered by the courts. However, the National Labor Relations Act does not require a party to compromise its position in collective bargaining. Moreover, the NLRB has confirmed the Company's position that it lawfully implemented its own wages, benefits and working conditions when it acquired the assets owned by Compact in 1993 and denied the union's request for back pay. The NLRB's bargaining order, therefore, provides for no backpay liability to the Company.

  The second action, entitled IATSE, et. al. v. ATS Acquisition Corp., Inc., et. al., United States District Court Case No. CB 93-5574-JGD(x), was filed by IATSE against the Company in United States District Court for the Central District of California on September 14, 1993. This lawsuit essentially alleges that the Company is an alter ego or "disguised continuance" of Compact and is therefore bound by Compact's collective bargaining agreement with IATSE. In 1996, the court stayed further proceedings in the matter pending completion of the NLRB proceedings referred to above. Accordingly, the Company has not been forced to defend this lawsuit and believes that the resolution of Case No. 31-CA-20089 will determine the final outcome of legal disputes with IATSE, and that the Company will ultimately prevail in that matter.

  In addition, the Company is subject from time to time to litigation arising in the ordinary course of its business, and the Company believes that no such litigation is pending (including the IATSE matters referred to above) that would have a material adverse effect on the Company's results of operations or financial condition.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers, directors and director nominees of the Company and their ages are as follows:

     NAME                AGE                        POSITION
     ----                ---                        --------
Robert T. Walston.......  38 Chairman of the Board and Chief Executive Officer
John H. Donlon..........  52 President and Director
John H. Sabin...........  57 Vice President, Chief Financial Officer and Director
Gavin W. Schutz.........  43 Vice President, Chief Technology Officer and Director
Robert Bailey...........  39 Vice President, Director of Marketing and Director
James T. Conlon.........  48 Vice President and Director of International Operations
Shimon Topor(1)(2)......  52 Director
Edward Kirtman(1).......  44 Director
Paul Bricault(2)........  33 Director nominee
Thomas Wertheimer.......  58 Director nominee

--------------------
(1) Member of Compensation Committee

(2) Member of Audit Committee

  Robert T. Walston is the founder of the Company and has served as Chairman and Chief Executive Officer since August 1993. From 1991 until he founded the Company, Mr. Walston served as a Vice President and Director of Steinhardt Group, Inc. where he directed the firm's sourcing and financial analysis of acquisitions of middle market companies. From 1988 to 1991, Mr. Walston was a Vice President of Dean Witter Reynolds, Inc. where he worked on merger and acquisition assignments and debt and equity offerings. Mr. Walston received a BBA from Baylor University and an MBA from the University of Texas at Austin.

  John H. Donlon has served as President and a Director of the Company since August 1993. Prior to joining the Company, Mr. Donlon was President and Chief Executive Officer of Compact Video Group, Inc., a provider of post-production services to the television industry, from 1984 to 1993. From 1981 to 1984, Mr. Donlon was employed by Technicolor, Inc. as President of Technicolor's videocassette subsidiary and from 1977 to 1981 as Vice President and Director of Technicolor's Laboratory Operations. Mr. Donlon received a BA degree from the University of Florida.

  John H. Sabin has served as Vice President, Chief Financial Officer and a Director of the Company since August 1993. Prior to joining the Company he was a Senior Vice President and Chief Financial Officer of Compact Video Group, Inc. From 1988 to 1993 he was an Executive Vice President of Kenmare Capital Corp., a private holding company involved in merchant banking activities. From 1978 to 1988, he was a Vice President and Chief Financial Officer of Robert Bruce Industries, a publicly held multi-division apparel manufacturer and wholesaler. Mr. Sabin received a BS degree in Industrial Administration from Iowa State University.

  Gavin W. Schutz has served as Vice President and Chief Technology Officer of the Company since August 1993, and was elected a Director of the Company in September 1996. Prior to joining the Company he was Director of Engineering of Image Transform, Inc., a provider of feature mastering and standards conversion services to the entertainment industry, from 1980 to 1993. Mr. Schutz is responsible for the design of digital video standards converters, time and smear correctors and video noise reduction using four field non-recursive digital filtering algorithms. Mr. Schutz received a BS degree in Electronic Engineering from the South Australia Institute of Technology.

  Robert Bailey has served as Vice President and Director of Marketing of the Company since August 1996, and was elected a Director of the Company in September 1996. From 1993 to 1996 he served as Vice President and Director of Marketing for the Company's studio and television services divisions. Prior to joining the Company he was a Vice President of Image Transform, Inc., from 1985 to 1993. From 1977 to 1985, he was creator/producer of "Hollywood Detective" for the A&E Channel, Producer/Director of "Eye on L.A." for ABC and Producer of "Remmington Steele" for MTM Productions. Mr. Bailey received a BA from the University of Southern California.

  James T. Conlon has served as Vice President of the Company since August 1993, and Director of International Operations since 1994. From 1984 to 1993, he was Director of Engineering, Director of Distribution Services and Manager of Satellite Services at Compact Video Group, Inc. From 1975 to 1984, he held various positions at Trans American Video and assisted the creative development of Paramount's "Entertainment Tonight" and Merv Griffin Productions' "Jeopardy". Mr. Conlon received a BS degree in Computer Science from Pratt Institute and a MBA from the University of Southern California.

  Shimon Topor has served as a Director of the Company since August 1993. He has been a general partner in all of the private investment partnerships controlled by Michael H. Steinhardt since 1985. Prior to joining the Steinhardt organization, he managed the international operations of Bank Hapoalim, served as Chairman and Chief Executive Officer of Israel Continental Bank, and Senior Vice President of the Ampal Corporation. Mr. Topor received a law degree from Hebrew University Law School.

  Edward Kirtman has served as a Director of the Company since August 1993. He has been a general partner in all of the private investment partnerships controlled by Michael H. Steinhardt since 1995. From 1986 to 1994 he served as the Chief Financial Officer of the Steinhardt organization's real estate investment corporations and partnerships. Prior to joining the Steinhardt organization, Mr. Kirtman was an Assistant Vice President of Heller Financial, Inc. Mr. Kirtman received a BBA from Baruch College.

  Paul Bricault will begin serving as a Director of the Company upon the completion of the offering. Since 1994, he has served as an agent in corporate consulting on emerging technologies for the William Morris Agency. From 1989 to 1994, he served as a Senior Media Analyst for Paul Kagan Associates, where he was responsible for the firm's coverage of worldwide film, television and new media markets. Mr. Bricault currently teaches a course in new technologies and their impact on the motion picture industry for the graduate program of the University of Southern California's School of Cinema-Television.
Mr. Bricault received a BA from the University of Western Ontario and an MA in Communications Management from the Annenberg School of Communication at the University of Southern California.

  Thomas Wertheimer will begin serving as a Director of the Company upon the completion of the offering. From 1964 to 1972, he worked for ABC where he became Vice President of Business Affairs. From 1972 to 1976 he was Vice President of Business Affairs of Universal Television. From 1976 to 1991, he served as a Director of MCA, Inc. ("MCA") and was a Member of MCA's three person Executive Committee from 1977 to 1991. From 1983 to 1996, he served as Executive Vice President of MCA, and from 1991 to 1996 he took on the additional positions of Chairman of both the Television and Home Entertainment Groups. Since January 1996, Mr. Wertheimer has been consulting for MCA and serving as Chairman of the Board of the KCRW Foundation, the UCLA Extension TV and Film Advisory Board, and the Columbia Law School Board of Visitors. Mr. Wertheimer received a BA from Princeton University and an LLB from Columbia Law School.

  The Company's executive officers are appointed by, and serve at the discretion of, the Board of Directors. The Board of Directors is divided into three classes. Class I, with terms expiring in 1999, is comprised of Messrs. Walston, Topor and Kirtman. Class II, with the terms expiring in 1998, is comprised of Messrs. Donlon, Sabin and Schutz. Class III, with terms expiring in 1997, is comprised of Messrs. Bailey, Bricault and Wertheimer. There are no family relationships among any of the executive officers or directors of the Company.

DIRECTOR COMPENSATION

  The Company's non-employee directors are not paid a fee for attending board or committee meetings; however, all directors are reimbursed for reasonable expenses incurred in attending such meetings. The Company's stock option plan provides for automatic stock option grants to non-employee directors. See "Management--Stock Plans" and "Certain Transactions."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company's Compensation Committee was formed to review and approve the compensation and benefits for the Company's executive officers, administer the Company's stock option and other benefit plans and make recommendations to the Board of Directors regarding such matters. The Committee is currently composed of Messrs. Topor and Kirtman. Prior to formation of the Compensation Committee, the entire Board of Directors administered executive compensation programs. No interlocking relationships exist between any member of the Company's Compensation Committee and any member of any other company's board of directors or compensation committee.

AUDIT COMMITTEE

  The Company's Audit Committee recommends the selection of auditors for the Company and review the results of the audits and other reports and services provided by the Company's independent auditors. Upon the closing of this offering, the Audit Committee will be composed of Messrs. Bricault and Topor.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Certificate of Incorporation limits the liability of the Company's directors for monetary damages to the maximum extent permitted under the laws of the State of Delaware. Such limitation of liability has no effect on the availability of equitable remedies, such as injunctive relief or rescission.

  The Company's Bylaws provide that the Company will indemnify its directors and officers and may indemnify its employees and agents (other than officers and directors) against certain liabilities to the maximum extent permitted under the laws of the State of Delaware. The Company has entered into indemnity agreements with each of its current directors and executive officers that provide for indemnification of, and advancement of expenses to, such persons to the maximum extent permitted under the laws of the State of Delaware, including by reason of action or inaction occurring in the past and circumstances in which indemnification and advancement of expenses are discretionary under Delaware law.

EXECUTIVE COMPENSATION

  The following table sets forth the compensation paid to the Chief Executive Officer and the other four most highly compensated executive officers whose salary equals or exceeds $100,000 (collectively, the "Named Officers"), for services rendered to the Company in all capacities during the fiscal year ended August 4, 1996.

                          SUMMARY COMPENSATION TABLE

                                                  COMPENSATION
                                  ---------------------------------------------
                                                    OTHER ANNUAL    ALL OTHER
   NAME AND PRINCIPAL POSITION     SALARY   BONUS  COMPENSATION(1) COMPENSATION
   ---------------------------    -------- ------- --------------- ------------
Robert T. Walston,
 Chairman and Chief Executive
 Officer......................... $240,000 $   --      $3,508         $ --
John H. Donlon,
 President.......................  252,493     --       4,449           --
John H. Sabin,
 Vice President and Chief
 Financial Officer...............  174,965     --       3,617           --
Gavin W. Schutz,
 Vice President and Chief
 Technology Officer..............  175,000  40,000      2,673           --
Robert Bailey,
 Vice President and Director of
 Marketing.......................  125,000  40,000        --            --

--------------------
(1) Represents the Company's 401(k) contributions for these individuals for the year ended December 31, 1995.

  No Named Officer received a stock option grant during fiscal 1996. The following table sets forth certain information concerning the number and value of unexercised stock options held as of August 4, 1996 for each of the Named Officers who hold stock options.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                   NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                                  UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS
                                                        OPTIONS AT            AT FISCAL YEAR END
                           SHARES                     FISCAL YEAR END               ($)(1)
                         ACQUIRED ON    VALUE    ------------------------- -------------------------
NAME                     EXERCISE(#) REALIZED($) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                     ----------- ----------- ----------- ------------- ----------- -------------
John H. Donlon..........      --          --       89,209       88,852      $861,759     $858,310
John H. Sabin...........      --          --       72,990       72,698       705,083      702,263
Gavin W. Schutz.........      --          --       72,990       72,698       705,083      702,263
Robert Bailey...........      --          --       72,990       72,698       705,083      702,263

--------------------
(1) Based on the difference between the deemed fair market value of the securities underlying the options at August 4, 1996 (which for purposes of this table, is assumed to be $10.00 per share) and the exercise price.

EMPLOYMENT AGREEMENTS

  The Company has entered into employment agreements, with Messrs. Walston, Donlon, Sabin, Schutz and Bailey. Each of the employment agreements with Messrs. Donlon, Sabin and Bailey is for a term extending through September 1999. The employment agreements with Messrs. Walston and Schutz each have a term extending through the earlier of repayment of the term loan facility with HKSB or April 2002, the maturity date of the term loan facility. Messrs. Walston, Donlon, Sabin, Schutz and Bailey are entitled to receive annual salaries of $260,000, $252,000, $175,000, $175,000 and $175,000, respectively.
In the event of termination without cause, Messrs. Walston, Donlon, Sabin, Schutz and Bailey are entitled to receive the full amount of compensation payable under the original terms of their respective employment agreements for the remaining term of such agreements, and in the event of disability, the full amount of compensation payable for the lesser of six months or the remaining term of such agreements.

STOCK PLANS

  1993 Stock Options. The Company granted stock options to four executive officers of the Company on September 7, 1993. These options are exercisable for 615,125 shares of Common Stock at $.34 per share, the fair market value on the date of grant. These stock options vest over a six-year period at the rate of 16.7% per year. As of November 3, 1996, none of these options have been exercised.

  1997 Stock Plan. The Company's 1997 Stock Plan (the "1997 Plan") provides for the granting to employees (including officers and employee directors) of incentive stock options and for the granting to employees (including officers and employee directors) of nonstatutory stock options and stock purchase rights ("SPRs"). A total of 1,650,000 shares of Common Stock has been reserved for issuance under the 1997 Plan, which number will be increased on August 1 of each year, beginning in 1997, by a number of shares equal to five percent of the Company's outstanding Common Stock as of such dates.

  The 1997 Plan will be administered by the Board of Directors or a committee designated by the Board (the "Administrator"). Options and SPRs granted under the 1997 Plan are not generally transferable by the optionee except by will or by the laws of descent and distribution, and are exercisable during the lifetime of the optionee only by such optionee. Generally, options granted under the 1997 Plan must be exercised within thirty days of the end of an optionee's status as an employee of the Company, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option term. The exercise price of all incentive and nonstatutory stock options granted under the 1997 Plan will be determined by the Administrator. With respect to any owner of 10% or more of the Company's outstanding capital stock (a "10% Stockholder"), the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date. The exercise price of incentive stock options for all other employees must be no less than 100% of the fair market value per share on the grant date. The maximum term of an option granted under the 1997 Plan may not exceed ten years from the date of grant (five years in the case of an incentive stock option granted to a 10% Stockholder). In the case of SPRs, unless the Administrator determines otherwise, the Company will have a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment with the Company for any reason (including death or disability). Such repurchase option lapses at a rate determined by the Administrator. The purchase price for shares repurchased by the Company will be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company.

  1997 Director Option Plan. A total of 700,000 shares of Common Stock has been reserved for issuance under the 1997 Director Option Plan (the "Director Plan"). Non-employee directors will be entitled to participate in the Director Plan.

  The Director Plan provides for an automatic grant of an option to purchase 100,000 shares of Common Stock (the "Option") to each non-employee director upon his becoming a non-employee director (other than an employee director who ceases to be an employee but remains a director), except that the Director Plan provides that existing non-employee directors and persons who become non-employee directors prior to the day after the closing of this offering are also granted an Option to purchase 100,000 shares of Common Stock. Options will have a term of five years. One-quarter of the shares subject to an Option will vest one year after its date of grant and an additional one quarter will vest at the end of each year thereafter, provided that the optionee continues to serve as a director on such dates. The exercise prices of the Option will be 100% of the fair market value per share of the Company's Common Stock on the date of the grant of the Option.

                             CERTAIN TRANSACTIONS

ACQUISITION OF COMPACT ASSETS BY SOLE STOCKHOLDER

  4MC Burbank was incorporated in July 1993 as a wholly owned subsidiary of TSP, a partnership formed for the purpose of acquiring certain net assets of Compact Video Group, Inc., Compact Video Services, Inc., Image Transform, Inc. and Meridian Studios, Inc. (collectively "Compact"). In August 1993, TSP was capitalized by cash from private investment funds managed by Michael H. Steinhardt and his affiliates and assets from Compact, providing for a total capitalization at the time of formation of approximately $5.0 million. The initial equity interest in TSP of the private investment funds managed by Mr. Steinhardt was 80%. TSP contributed all of its cash and noncash assets to 4MC Burbank in exchange for all of the capital stock of 4MC Burbank. In connection with this contribution, 4MC Burbank entered into a loan agreement with Compact's primary lender with respect to approximately $10.6 million of previously outstanding debt of Compact.

  As a result of subsequent capital investments in TSP during fiscal 1994 and 1995, the equity interests of the private investment funds managed by Mr. Steinhardt increased to 94.8%, 98.1% and 98.1% as of July 31, 1994, July 30, 1995 and August 4, 1996, respectively.

  In connection with the acquisition of Compact in 1993, the Company's Chief Executive Officer was granted a profit interest in TSP for identifying, analyzing and consummating the acquisition. The profit interest is equal to 10% of the excess, if any, by which the distributions (in cash or in kind) from TSP exceed the partners' total investment in TSP plus a return of 9% per annum. No amounts have been earned or paid under this profit interest. Upon completion of this offering, as a result of his profit interest in TSP, Mr. Walston will beneficially own 15% of the Company's Common Stock. Mr. Walston's percentage ownership may change based upon future distributions by TSP, as determined by Mr. Walston and TSP.

LOANS FROM SOLE STOCKHOLDER

  In August 1993, TSP agreed to provide 4MC Burbank with up to $10.0 million pursuant to a subordinated note, which bears interest at 10% per annum and is due in August 1998. In November 1994, TSP agreed to provide 4MC Burbank with up to an additional $9.0 million on the same terms as the August 1993 note.

  During fiscal 1994 and 1995, TSP advanced to 4MC Burbank $8.4 million and $10.6 million, respectively, under these arrangements. In July 1995, TSP contributed the $10.0 million principal amount of the August 1993 note to the capital of 4MC Burbank. The remaining $9.0 million principal amount of, and accrued interest on, the November 1994 note will be repaid using a portion of the proceeds of this offering.

SERVICES PROVIDED TO STEINHARDT BAER PICTURES COMPANY

  The Steinhardt Baer Pictures Company ("SBPC") is owned by Thomas Baer and S. Pictures Company, Inc. (a corporation wholly owned by Michael H. Steinhardt). SBPC holds limited partnership interests in a series of limited partnerships, each of which owns the rights to a single motion picture (the "Movie LPs"). Mr. Baer was a director of 4MC Burbank from September 1993 until August 1996. At various times during the period from 1993 to 1995, the Movie LPs engaged 4MC Burbank and/or its subsidiaries to provide services. The aggregate value of services rendered by 4MC Burbank and its subsidiaries to the Movie LPs totaled $188,000 in fiscal 1994, $2,000 in fiscal 1995 and $1,000 in fiscal 1996.

CONSULTING AGREEMENT WITH FORMER DIRECTOR

  Donald Ross was a director of 4MC Burbank from March 1995 through August 1996. After the Company's acquisition of the DM&T assets, Mr. Ross, through a wholly owned company, provided certain financial and administrative services to 4MC Burbank and DMC on an independent contractor basis. During fiscal 1995 and 1996, 4MC Burbank paid Mr. Ross an aggregate of $147,000 and $205,000, respectively. No amounts were paid to Mr. Ross in fiscal 1994. Mr. Ross is no longer a director of, or independent contractor for, the Company.

INDEMNITY AGREEMENTS

  The Company has entered into separate but identical indemnity agreements (the "Indemnity Agreements") with each director and executive officer of the Company (the "Indemnitees"). The Indemnity Agreements provide that the Company will indemnify each Indemnitee against payment of and liability for any and all expenses actually and reasonably incurred by the Indemnitee in defending or investigating a claim, by reason of the fact that the Indemnitee is or was a director and/or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, or other enterprise, provided it is determined that the Indemnitee acted in good faith and reasonably believed his actions to be in the best interests of the Company.

REORGANIZATION

  On October 1, 1996, the Company sold 100,000 shares of Common Stock to TSP in consideration for $1,000. On October 17, 1996, the Company completed a reorganization pursuant to which it issued 5,900,000 shares of Common Stock to TSP in exchange for 1,000 shares of 4MC Burbank common stock, representing 100% of the issued and outstanding shares of the corporation, and as a result 4MC Burbank became a wholly owned subsidiary of the Company. In connection with the reorganization, 4MC Burbank's interests in its wholly owned subsidiaries, DMC and 4MC Asia were transferred to the Company in the form of a dividend distribution. The purpose of the reorganization was to facilitate future financing transactions and acquisitions. On November 19, 1996, the Company distributed a stock dividend of 475,000 shares of Common Stock to TSP.

IPO INSURANCE

  The Company has agreed to purchase insurance to insure TSP against losses of up to approximately $26 million relating to the offering. Of the estimated $700,000 premium attributable to this insurance, TSP will pay $300,000, and the Company and TSP will pay the remaining $400,000 on a pro rata basis.

  The Company believes that the above transactions were, and any future transactions between the Company and any affiliate thereof will be, on terms no less favorable than those that generally are available from unaffiliated third parties.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of February 7, 1997, and as adjusted to reflect the sale of Common Stock offered hereby, by: (i) each person who is known by the Company to own beneficially more than 5% of the Common Stock; (ii) the Selling Stockholder; (iii) each of the Company's directors and director nominees; (iv) each of the Named Officers; and (v) all directors and executive officers as a group.

                                                               SHARES BENEFICIALLY
                          SHARES BENEFICIALLY OWNED                OWNED AFTER
                            PRIOR TO OFFERING(1)     SHARES TO     OFFERING(1)
                          ----------------------------BE SOLD  -----------------------
NAME OF BENEFICIAL                                      IN
OWNERS                       NUMBER        PERCENT   OFFERING    NUMBER     PERCENT
------------------        -------------- --------------------- ------------ ----------
Technical Services
 Partners, L.P.(2)......       6,475,000       100.0 1,922,498    4,552,502     47.7
Robert T. Walston(3)....             --          --        --     1,432,875     15.0
John H. Donlon(4).......          89,209         1.4       --        89,209        *
John H. Sabin(5)........          72,990         1.1       --        72,990        *
Gavin W. Schutz(6)......          72,990         1.1       --        72,990        *
Robert Bailey(7)........          72,990         1.1       --        72,990        *
Shimon Topor(2)(8)(10)..       6,475,000       100.0       --     4,552,502     47.7
Edward
 Kirtman(2)(8)(10)......       6,475,000       100.0       --     4,552,502     47.7
Paul Bricault(10).......             --          --        --           --       --
Thomas Wertheimer(10)...             --          --        --           --       --
All directors and
 executive officers as a
 group (8
 persons)(9)(10)........       6,783,179       100.0       --     4,860,681     49.3

------------------
  *  Less than 1% of outstanding shares.
 (1) Assumes no exercise of the Underwriters' over-allotment option. Applicable percentage of ownership is based on 6,475,000 shares of Common Stock outstanding as of February 7, 1997. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of February 7, 1997 at a price less than or equal to the market price are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.
 (2) Technical Services Partners, L.P. is a limited partnership the general partner of which is Technical Services Holdings Inc. ("Holdings"), a corporation, all of the voting capital stock of which is owned by Steinhardt Partners, L.P. The non-voting capital stock of Holdings is owned by Institutional Partners, L.P., S.P. International S.A., Steinhardt Overseas Fund, Ltd. The managing general partner of Steinhardt Partners, L.P. is Michael Steinhardt. The principal business address of Steinhardt Partners, L.P. and Messrs. Steinhardt, Topor and Kirtman is 605 Third Avenue, New York, New York 10158. Totals include shares beneficially owned by Robert T. Walston reflecting his profit interest in TSP.
 (3) Mr. Walston's address is c/o Four Media Company, 2813 West Alameda Avenue, Burbank, California 91505. As a result of his profit interest in TSP, Mr. Walston will beneficially own 1,432,875 shares of the Company's Common Stock (1,545,375 shares if the Underwriter's overallotment option is exercised in full). See "Certain Transactions."
 (4) Represents 89,209 shares issuable upon exercise of vested options.
 (5) Represents 72,990 shares issuable upon exercise of vested options.
 (6) Represents 72,990 shares issuable upon exercise of vested options.
 (7) Represents 72,990 shares issuable upon exercise of vested options.
 (8) These shares are owned by TSP. Messrs. Topor and Kirtman are executive officers of the general partner of TSP, and general partners of Steinhardt Partners, L.P., the owner of all the voting capital stock of Holdings. Neither Mr. Topor nor Mr. Kirtman own any shares of Common Stock directly, but may be considered the beneficial owner of the securities listed above. However, Messrs. Topor and Kirtman disclaim beneficial ownership of such shares.
 (9) Includes 308,179 shares issuable upon exercise of vested options.
(10) Excludes 100,000 shares of Common Stock issuable upon exercise of stock options to be granted upon effectiveness of the Registration Statement pursuant to the Director Plan to each of Messrs. Topor, Kirtman, Bricault and Wertheimer.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $.01 par value and 5,000,000 shares of undesignated Preferred Stock, $.01 par value.

COMMON STOCK

  As of the date of this Prospectus, there were 6,475,000 shares of Common Stock held of record by the Company's sole stockholder. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors. As of the date of this Prospectus, options to purchase an aggregate of 715,125 shares of Common Stock were also outstanding. See "Management." Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of any outstanding Preferred Stock. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be outstanding upon completion of this offering will be fully paid and non-assessable.

PREFERRED STOCK

  The Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions without any further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control. The Company has no present plan to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

  Certain provisions of the Company's Certificate of Incorporation (the "Certificate") and Bylaws summarized in the following paragraph may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer, proxy contest or takeover attempt that a stockholder might consider to be in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by such stockholder.

  The Company's Certificate and Bylaws provide that: (i) the Board of Directors shall be divided into three classes of directors, with the term of each class being for a period of three years and expiring in a different year;
(ii) the number of directors shall be fixed by the Board of Directors, but shall consist of no less than three nor more than 11 directors; (iii) a majority of the Board of Directors then in office, although less than a quorum, has the authority to fill any vacancies on the Board of Directors;
(iv) a stockholder give advance notice of a proposal or director nomination that such stockholder desires to present at the annual meeting; (v) the Bylaws of the Company may be amended only by the Board of Directors or by two-thirds of the Company's voting stock; (vi) any action by the stockholders be taken only at an annual or special meeting of stockholders and not by written consent; and (vii) a special meeting of stockholders may be called only by the Chairman of the Board of Directors or a majority of the directors then in office, though less than a quorum.

REDEMPTION OF STOCK

  Under the Company's Certificate, outstanding shares of stock of any class or series may be redeemed, upon action by the Company's Board of Directors, to the extent necessary to prevent the loss or secure the reinstatement of any license from a governmental agency held by the Company or any of its subsidiaries to conduct any portion of the business of the Company or such subsidiary, which license is conditioned upon some or all of the holders of the Company's stock of any class or series possessing prescribed qualifications. The redemption price of any stock is payable in cash, property or rights, as described in the Company's Certificate equal to the lesser of the fair market value (to be determined by the Board) of the stock at the time of the redemption or the holder's purchase price of the stock to be redeemed.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Company's Common Stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering. there has been no public market for the Company's Common Stock. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock.

  Upon completion of this offering, the Company will have an aggregate of 9,552,502 shares of Common Stock outstanding, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options. Of these shares, the 5,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 4,552,502 shares of Common Stock are held by the Company's sole stockholder, TSP, and are "restricted" securities within the meaning of Rule 144 under the Securities Act. Beginning 90 days after the date of this Prospectus, and absent consideration of the contractual restrictions described below, all of these shares would be eligible for sale by TSP in reliance upon Rule 144 promulgated under the Securities Act. In addition, absent the restrictions described below, if TSP were to effect a distribution of the shares of Common Stock it holds to its constituent partners, up to 3,119,627 of these shares may become available for immediate sale in the public market without restriction pursuant to Rule 144(k).

  The Company's officers and directors and TSP have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock, for a period of 270 days from the date of this Prospectus in the case of TSP, and three years from the date of this Prospectus in the case of the Company's officers and directors, without the prior written consent of Furman Selz LLC. However, to the extent Messrs. Kirtman and Topor are deemed to be beneficial owners of shares of Common Stock owned by TSP, or to the extent Messrs. Kirtman and Topor receive any shares pursuant to a distribution by TSP of the Company's Common Stock, such shares will be subject to the 270-day lock-up rather than a three year lock-up; all other securities owned by Messrs. Kirtman and Topor are subject to the three-year lock-up. Furman Selz LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. In addition, TSP has agreed that it will not effect a distribution of the shares of Common Stock it holds to its constituent partners without obtaining an agreement of the distributee to be bound by the terms of TSP's lock-up agreement. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144 and 144(k), (i) no shares will be eligible for immediate sale on the effective date of this offering and, unless earlier released from the lock-up agreements, (ii) 3,119,627 shares of Common Stock will be eligible for sale 270 days after the effective date of this offering, and (iii) 1,432,875 shares of Common Stock will be eligible for sale three years after the effective date of this offering, subject to the volume limitations of Rule 144 in the case of shares held by TSP or any of its distributees who are "affiliates" of the Company.

  Additionally, pursuant to Rules 144 and 701, beginning three years after the effective date of this offering, upon the expiration of contractual lock-up restrictions, an aggregate of approximately 1,015,125 shares will be eligible for sale upon the exercise of outstanding vested stock options.

  In general, under Rule 144 as currently in effect, an affiliate of the Company, or person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least two years but less than three years, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 95,525 shares immediately after the offering) or (ii) the average weekly trading volume during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or person whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least three years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. In general, under Rule 701 under the Securities Act as currently in effect, any employee, consultant or advisor of the Company who purchases shares from the Company in connection with a compensatory stock or option plan or other written agreement related to compensation is eligible to resell such shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with certain restrictions contained in Rule 144.

  The Company has reserved an aggregate of 1,650,000 shares of Common Stock for issuance pursuant to the 1997 Plan, and options to purchase approximately 100,000 shares were outstanding under the 1997 Plan. In addition, 700,000 shares of Common Stock were reserved for issuance under the Director Plan. 400,000 options are outstanding under the Director Plan. As soon as practicable following the offering, the Company intends to file registration statements under the Securities Act to register shares of Common Stock reserved for issuance under the 1997 Plan and the Director Plan. Such registration statements will automatically become effective immediately upon filing, and any vested shares will thereupon be eligible for immediate public sale.

                                 UNDERWRITING

  Each of the Underwriters named below (the "Underwriters"), for which Furman Selz LLC and PaineWebber Incorporated are acting as the representatives (the "Representatives"), has severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Stockholder, and the Company and the Selling Stockholder have agreed to sell to each of the Underwriters, the number of shares of Common Stock set forth opposite its name below.

     UNDERWRITER                                                NUMBER OF SHARES
     -----------                                                ----------------
     Furman Selz LLC...........................................    1,380,000
     PaineWebber Incorporated..................................    1,380,000
     Bear, Stearns & Co. Inc...................................       90,000
     Alex. Brown & Sons Incorporated...........................       90,000
     Credit Suisse First Boston Corporation....................       90,000
     Dillon, Read & Co. Inc....................................       90,000
     Donaldson, Lufkin & Jenrette Securities Corporation.......       90,000
     Goldman, Sachs & Co.......................................       90,000
     Hambrecht & Quist LLC.....................................       90,000
     Lazard Freres & Co. LLC...................................       90,000
     Lehman Brothers Inc.......................................       90,000
     Montgomery Securities.....................................       90,000
     Morgan Stanley & Co. Incorporated.........................       90,000
     Oppenheimer & Co., Inc....................................       90,000
     Prudential Securities Incorporated........................       90,000
     Salomon Brothers Inc......................................       90,000
     Schroder Wertheim & Co. Incorporated......................       90,000
     UBS Securities LLC........................................       90,000
     Brean Murray & Co., Inc...................................       50,000
     JW Charles Securities, Inc................................       50,000
     Cowen & Company...........................................       50,000
     Dain Bosworth Incorporated................................       50,000
     Doft & Co., Inc...........................................       50,000
     Dominick & Dominick, Incorporated.........................       50,000
     EVEREN Securities, Inc....................................       50,000
     Hoak Breedlove Wesneski & Co..............................       50,000
     Janney Montgomery Scott Inc...............................       50,000
     Jefferies & Company.......................................       50,000
     Legg Mason Wood Walker, Incorporated......................       50,000
     The Robinson-Humphrey Company, Inc........................       50,000
     Scott & Stringfellow, Inc.................................       50,000
     The Seidler Companies Incorporated........................       50,000
     Tucker Anthony Incorporated...............................       50,000
     Wheat First Butcher Singer................................       50,000
                                                                   ---------
         Total.................................................    5,000,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock listed above are subject to the approval of certain legal matters by counsel and various other conditions. The Underwriting Agreement also provides that the Underwriters are committed to purchase all of such shares of Common Stock offered hereby, if any are purchased (without consideration of any shares that may be purchased through the Underwriters' over-allotment option).

  The Representatives have advised the Company and the Selling Stockholder that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover of this Prospectus and to certain dealers at such price less a concession of not in excess of $0.42 per share. The Underwriters may allow, and such selected dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the initial public offering of the shares of Common Stock, the public offering price and other selling terms may be changed by the Representatives.

  Prior to the offering made hereby, there has been no public market for the Common Stock. Accordingly, the initial public offering price for the Common Stock was determined by negotiation among the Company, the Selling Stockholder and the Representatives. Among the factors considered in such negotiations were the Company's results of operations and current financial condition, estimates of the business potential and prospects of the Company, the experience of the Company's management, the economics of the industry in general, the general condition of the equities market and other relevant factors. There can be no assurance that any active trading market will develop for the Common Stock or as to the price at which the Common Stock may trade in the public market from time to time subsequent to the offering made hereby.

  The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 750,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less underwriting discounts and commissions. To the extent that the Underwriters exercise this option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase such number of additional shares of Common Stock as is proportionate to such Underwriter's initial commitment to purchase shares from the Company. The Underwriters may exercise such option solely to cover over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby.

  The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  The Company, the Selling Stockholder and each officer and director of the Company have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock, for 180 days in the case of the Company, 270 days in the case of the Selling Stockholder, and three years in the case of each officer and director (other than Messrs. Kirtman and Topor in respect of Common Stock pursuant to a distribution from the Selling Stockholder), from the date of the Underwriting Agreement, without the prior written consent of Furman Selz LLC.

  The Representatives have informed the Company and the Selling Stockholder that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "FOUR."

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Troy & Gould Professional Corporation, Los Angeles, California. Certain legal matters will be passed upon for the Underwriters by Pillsbury Madison & Sutro LLP, Menlo Park, California.

                                    EXPERTS

  The consolidated balance sheets of 4MC-Burbank, Inc. as of July 30, 1995 and August 4, 1996 and the consolidated statements of operations, stockholder's equity, and cash flows for each of the three fiscal years in the period ended August 4, 1996, and the balance sheet of Four Media Company at October 1, 1996, included in this prospectus have been included in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C., a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedule thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as part thereof. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete, and, in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement, and the exhibits and schedule thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. In addition, the Registration Statement may be accessed electronically at the Commission's site on the World Wide Web located at http://www.sec.gov.

  The Company intends to distribute to its stockholders annual reports containing financial statements audited by its independent accountants and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

4MC-Burbank, Inc.
 Report of Independent Accountants........................................  F-2
 Consolidated Balance Sheets at July 30, 1995, August 4, 1996 and November
  3, 1996 (unaudited).....................................................  F-3
 Consolidated Statements of Operations for the fiscal years ended July 31,
  1994, July 30, 1995, August 4, 1996 and the three months ended October
  29, 1995 (unaudited) and November 3, 1996 (unaudited) ..................  F-4
 Consolidated Statements of Stockholder's Equity for the fiscal years ended July 31, 1994, July 30, 1995, August 4, 1996 and three months ended November 3, 1996 (unaudited)......................................  F-5
 Consolidated Statements of Cash Flows for the fiscal years ended July 31,
  1994, July 30, 1995, August 4, 1996 and the three months ended October
  29, 1995 (unaudited) and November 3, 1996 (unaudited)...................  F-6
 Notes to Consolidated Financial Statements...............................  F-7
Four Media Company
 Report of Independent Accountants........................................ F-18
 Balance Sheet at October 1, 1996......................................... F-19
 Notes to Financial Statements............................................ F-20

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
4MC-Burbank, Inc.
Burbank, California

  We have audited the accompanying consolidated balance sheets of 4MC-Burbank, Inc. (the "Company") as of July 30, 1995 and August 4, 1996, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the three fiscal years in the periods ended July 31, 1994, July 30, 1995 and August 4, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of 4MC-Burbank, Inc. as of July 30, 1995 and August 4, 1996, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the periods ended July 31, 1994, July 30, 1995 and August 4, 1996, in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand L.L.P.

Los Angeles, California
September 25, 1996
except for Note 12,
as to which the date is
November 18, 1996

                               4MC-BURBANK, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                 JULY 30, AUGUST 4, NOVEMBER 3,
                                                   1995     1996       1996
                                                 -------- --------- -----------
                                                                    (UNAUDITED)
                     ASSETS
Current assets:
 Cash........................................... $ 6,651   $ 5,312    $ 5,490
 Restricted cash................................     717       709        709
 Trade accounts receivable, net of allowance for
  doubtful accounts of $563, $823 and $791 as of
  July 30, 1995, August 4, 1996 and November 3,
  1996, respectively............................   9,745     8,622     13,744
 Inventory......................................     695       867        746
 Prepaid expenses and other current assets......   1,548     2,838      3,288
                                                 -------   -------    -------
   Total current assets.........................  19,356    18,348     23,977
Property, plant and equipment, net..............  49,410    57,665     69,066
Deferred taxes..................................   1,000     2,000      2,000
Long-term receivable............................     --      2,008      1,756
Other assets....................................   2,014     1,806      2,502
                                                 -------   -------    -------
   Total assets................................. $71,780   $81,827    $99,301
                                                 =======   =======    =======
      LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
 Current maturities of long-term debt and
  capital lease obligations..................... $ 3,470   $ 6,153    $ 6,360
 Accounts payable...............................   5,010     5,803      9,004
 Accrued and other liabilities..................   5,211     4,750      5,064
                                                 -------   -------    -------
   Total current liabilities....................  13,691    16,706     20,428
Long-term debt and capital lease obligations....  29,472    33,978     47,610
Subordinated debt, due to stockholder...........   9,000     9,000      9,000
                                                 -------   -------    -------
   Total liabilities............................  52,163    59,684     77,038
Commitments and contingencies (Note 7)
Stockholder's equity:
 Common stock, $.01 par value; 1,000 shares
  authorized, issued and outstanding............     --        --         --
 Additional paid-in capital.....................  15,010    15,010     15,010
 Foreign currency translation adjustment........     152       254        250
 Retained earnings..............................   4,455     6,879      7,003
                                                 -------   -------    -------
   Total stockholder's equity...................  19,617    22,143     22,263
                                                 -------   -------    -------
   Total liabilities and stockholder's equity... $71,780   $81,827    $99,301
                                                 =======   =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                               4MC-BURBANK, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                FISCAL YEARS ENDED        THREE MONTHS ENDED
                            --------------------------- -----------------------
                            JULY 31, JULY 30, AUGUST 4, OCTOBER 29, NOVEMBER 3,
                              1994     1995     1996       1995        1996
                            -------- -------- --------- ----------- -----------
                                                              (UNAUDITED)
Revenues:
 Studio...................  $15,746  $20,677   $23,468    $5,746      $5,957
 Broadcast................   10,876   16,163    20,901     5,489       5,512
 Television...............   15,639   22,712    23,343     5,631       7,084
 Visual effects...........      --     1,452     2,316       766         394
                            -------  -------   -------    ------      ------
  Total revenues..........   42,261   61,004    70,028    17,632      18,947
                            -------  -------   -------    ------      ------
Cost of services:
 Personnel................   17,096   22,795    25,344     6,527       6,779
 Material.................    4,240    6,424     7,354     1,920       1,853
 Facilities...............    3,774    3,917     4,692     1,124       1,328
 Other....................    3,752    5,560     6,021     1,504       1,745
                            -------  -------   -------    ------      ------
  Total cost of services..   28,862   38,696    43,411    11,075      11,705
                            -------  -------   -------    ------      ------
   Gross profit...........   13,399   22,308    26,617     6,557       7,242
                            -------  -------   -------    ------      ------
Operating expenses:
 Sales, general and
  administrative..........    7,627   10,918    11,116     3,030       3,109
 Depreciation and
  amortization............    3,284    6,241    10,165     2,497       2,795
                            -------  -------   -------    ------      ------
  Total operating
   expenses...............   10,911   17,159    21,281     5,527       5,904
                            -------  -------   -------    ------      ------
   Income from
    operations............    2,488    5,149     5,336     1,030       1,338
Interest expense, net.....    1,253    2,917     3,906       921       1,214
                            -------  -------   -------    ------      ------
   Income before income
    tax benefits..........    1,235    2,232     1,430       109         124
Income tax benefits.......      --       988       994       204         --
                            -------  -------   -------    ------      ------
   Net income.............  $ 1,235  $ 3,220   $ 2,424    $  313      $  124
                            =======  =======   =======    ======      ======
Net income per share......  $   .19  $   .50   $   .37    $  .05      $  .02
                            =======  =======   =======    ======      ======
Weighted average number of
 common shares
 outstanding..............    6,475    6,475     6,475     6,475       6,475
                            =======  =======   =======    ======      ======


  The accompanying notes are an integral part of these consolidated financial statements.

                               4MC-BURBANK, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                     FOREIGN
                          COMMON STOCK  ADDITIONAL  CURRENCY                TOTAL
                          -------------  PAID-IN   TRANSLATION RETAINED STOCKHOLDER'S
                          SHARES AMOUNT  CAPITAL   ADJUSTMENT  EARNINGS    EQUITY
                          ------ ------ ---------- ----------- -------- -------------
Issuance of common
 stock..................  1,000  $ --    $ 5,010      $ --      $  --      $ 5,010
Net income..............                                         1,235       1,235
                          -----  -----   -------      -----     ------     -------
Balance, July 31, 1994..  1,000            5,010                 1,235       6,245
Stockholder subordinated
 debt conversion........                  10,000                            10,000
Net income..............                                         3,220       3,220
Foreign currency
 translation
 adjustments............                                152                    152
                          -----  -----   -------      -----     ------     -------
Balance, July 30, 1995..  1,000           15,010        152      4,455      19,617
Net income..............                                         2,424       2,424
Foreign currency
 translation
 adjustments............                                102                    102
                          -----  -----   -------      -----     ------     -------
Balance, August 4,
 1996...................  1,000    --     15,010        254      6,879      22,143
Foreign currency
 translation adjustments
 (unaudited)............                                 (4)                    (4)
Net income (unaudited)..                                           124         124
                          -----  -----   -------      -----     ------     -------
Balance, November 3,
 1996 (unaudited).......  1,000  $ --    $15,010      $ 250     $7,003     $22,263
                          =====  =====   =======      =====     ======     =======




  The accompanying notes are an integral part of these consolidated financial statements.

                               4MC-BURBANK, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                 FISCAL YEARS ENDED           THREE MONTHS ENDED
                             -----------------------------  -----------------------
                             JULY 31,  JULY 30,  AUGUST 4,  OCTOBER 29, NOVEMBER 3,
                               1994      1995      1996        1995        1996
                             --------  --------  ---------  ----------- -----------
                                                                  (UNAUDITED)
Cash flows from operating
 activities:
 Net income................  $ 1,235   $ 3,220   $  2,424     $  313      $   124
 Adjustments to reconcile
  net income to net cash
  provided by operating
  activities:
  Depreciation and
   amortization............    3,284     6,241     10,165      2,536        2,795
  Provision for doubtful
   accounts................      183       215        580        100           97
  Deferred taxes...........      --     (1,000)    (1,000)      (204)         --
  Changes in operating
   assets and liabilities:
   (Increase) decrease in
    restricted cash........      --       (717)         8         13          --
   Increase in trade and
    long term receivables..     (668)   (4,644)    (1,469)    (1,936)      (4,967)
   (Increase) decrease in
    inventory..............      (39)     (277)      (172)        43          121
   Increase in prepaid
    expenses and other
    current assets.........     (694)     (606)    (1,289)       (18)        (889)
   Increase in accounts
    payable................    1,862     3,148        792      1,053        3,201
   Increase (decrease) in
    accrued and other
    liabilities............   (2,116)     (992)      (652)      (315)         314
                             -------   -------   --------     ------      -------
    Net cash provided by
     operating activities..    3,047     4,588      9,387      1,585          796
Cash flows from investing
 activities:
 Purchases of property,
  plant and equipment......   (7,877)  (25,077)   (10,318)    (3,071)     (8,753)
 Organization costs for 4MC
  Asia.....................      --     (1,066)       --         --           --
 Acquisition of business...      --     (4,759)       --         --           --
                             -------   -------   --------     ------      -------
    Net cash used in
     investing activities..   (7,877)  (30,902)   (10,318)    (3,071)      (8,753)
Cash flows from financing
 activities:
 Proceeds from subordinated
  promissory note..........    8,400    10,600        --         --           --
 Proceeds from term loans..      --     12,070        --         --        16,000
 Proceeds from revolving
  credit facility..........      --        --         --         --         1,580
 Proceeds from term loan
  financing of
  acquisition..............      --      3,542        --         --           --
 Proceeds from equipment
  notes....................    1,261     3,723      3,685      1,143        3,383
 Proceeds from issuance of
  common stock in exchange
  for note payable.........    4,000       --         --         --           --
 Repayment of note
  payable..................   (4,000)      --         --         --           --
 Repayment of equipment
  notes and capital lease
  obligations..............     (689)   (1,833)    (4,095)      (811)     (12,828)
                             -------   -------   --------     ------      -------
    Net cash provided by
     (used in) financing
     activities............    8,972    28,102       (410)       332        8,135
Effect of exchange rate
 changes on cash...........      --        172          2        (45)         --
                             -------   -------   --------     ------      -------
Net increase (decrease) in
 cash......................    4,142     1,960     (1,339)    (1,199)         178
Cash at beginning of year..      549     4,691      6,651      6,651        5,312
                             -------   -------   --------     ------      -------
Cash at end of year........  $ 4,691   $ 6,651   $  5,312     $5,452      $ 5,490
                             =======   =======   ========     ======      =======
Supplemental disclosure of
 cash flow information:
 Cash paid during the
  fiscal year for:
  Interest.................  $   926   $ 3,664   $  3,406     $  704      $   997
  Income taxes.............      --        --         --         --           --
 Non cash investing and
  financing activities:
  Capital lease obligations
   incurred................  $   963   $ 2,284   $  7,851     $1,761      $ 5,704


  The accompanying notes are an integral part of these consolidated financial statements.

                               4MC-BURBANK, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS, ORGANIZATION AND BASIS OF PRESENTATION

  4MC-Burbank, Inc. (the "Company") is a provider of technical and creative services to owners, producers and distributors of television programming, feature films and other entertainment content. The Company's services integrate and apply a variety of systems and processes to enhance the creation and distribution of entertainment content.

  While the Company believes that it operates in one business segment, which is providing services to the entertainment industry, the Company has organized its activities into four divisions: studio, broadcast, television and visual effects services. The studio services division located in Burbank, California, manages, formats and distributes content worldwide. The broadcast services division, located in Burbank, and the Republic of Singapore, assembles and distributes television networks and programming via satellite to viewers in the United States, Canada and Asia. The television services division, located in Burbank and Santa Monica, California, assembles film or video principal photography into a form suitable for network, syndicated, cable or foreign television. The visual effects division, located in Santa Monica, digitally creates and manipulates images in high-resolution formats for use in feature films.

  The Company was incorporated in July 1993 as a wholly owned subsidiary of Technical Services Partners, L.P. ("TSP"), a limited partnership formed for the purpose of acquiring certain defined net assets of Compact Video Group, Inc., Compact Video Services, Inc., Image Transform, Inc. and Meridian Studios, Inc. (collectively "Compact").

  On August 4, 1993, TSP acquired and transferred to the Company, substantially all of the assets of Compact. The acquisition was accounted for under the purchase method of accounting. The purchase price of $5,010,000 was allocated to the fair value of current assets of $5,127,000, property, plant, and equipment of $16,939,000, the assumption of current liabilities (including acquisition costs) of $6,506,000 and $10,550,000 in the form of a new term loan with the Company's previous primary lender.

  On October 26, 1994, 4MC Acquisition Corp., a wholly owned subsidiary of the Company, acquired substantially all of the assets of Digital Magic and Transfer Company ("DM&T") for a purchase price of $50,000 in cash. The acquisition was accounted for under the purchase method of accounting. The purchase price was allocated, at fair value, to current assets of $1,001,000, property, plant, and equipment of $6,639,000, and included $4,048,000 in assumed liabilities and acquisition costs, and $3,542,000 in equipment notes. Subsequent to this acquisition, 4MC Acquisition Corp. changed its name to Digital Magic Company ("DMC").

  On February 13, 1995, Four Media Company Asia PTE Ltd. ("4MC Asia"), a wholly owned subsidiary of the Company registered in the Republic of Singapore, entered into an agreement with a customer to provide production, post production and network origination services. The agreement has a seven year term and provides for early termination by the customer after five years by paying a fee, as defined in the agreement, not to exceed $3,500,000.

  Results of operations include the 51 1/2 weeks ended July 31, 1994, the 52 weeks ended July 30, 1995, the 53 weeks ended August 4, 1996, the 13 weeks ended October 29, 1995 and the 13 weeks ended November 3, 1996.

  Interim Results (Unaudited). The accompanying consolidated balance sheet as of November 3, 1996 and the consolidated statements of operations and cash flows for the three months ended October 29, 1995 and November 3, 1996, and the statement of stockholder's equity for the three months ended November 3, 1996 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The data disclosed in these notes to the consolidated financial statements for those interim periods are also unaudited.

                               4MC-BURBANK, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation. The consolidated financial statements include the accounts of 4MC-Burbank, Inc. and its wholly owned subsidiaries, DMC and 4MC Asia. All intercompany accounts and transactions have been eliminated.

  Revenue Recognition. Revenues are recognized when a product is shipped or a service is provided.

  Foreign Currency Translation. All balance sheet accounts of 4MC Asia are translated at the current exchange rate as of the end of the year. Statement of operation items are translated at average currency exchange rates. The resulting translation adjustment is recorded as a separate component of stockholder's equity. The functional currency in which 4MC Asia transacts business is the Singapore dollar. Transaction gains and losses included in operations were not significant in fiscal 1995 or 1996.

  Cash and Cash Equivalents. The Statement of Cash Flows classifies changes in cash (short-term, highly liquid investments readily convertible into cash with an original maturity of three months or less at the date of purchase) according to operating, investing or financing activities. At times, cash balances may be in excess of Federal Deposit Insurance Corporation insurance limits.

  Inventory. Inventories are stated at the lower of cost (first-in, first-out) or market, and are comprised of raw materials and supplies.

  Property, Plant and Equipment. Property, plant and equipment acquired from Compact and DM&T were recorded at their acquisition cost which resulted in a reduction of their historical carrying value in accordance with Accounting Principles Board (APB) Opinion No. 16. Additions to property, plant and equipment subsequent to the date of acquisition are recorded at cost.

  Depreciation and Amortization. Depreciation of property, plant and equipment is computed by use of the straight-line method based on the estimated useful lives of 3 to 7 years of the respective assets, except for leasehold improvements, which are amortized using the straight-line method over the life of the improvement or the length of the lease, whichever is shorter. Amortization of assets recorded under capital leases is based on the term of the lease. Interest costs incurred during construction totaling $490,000 and $142,000 were capitalized for the years ended July 30, 1995 and August 4, 1996, respectively, and are being amortized over the related assets estimated useful lives. When properties are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and the resulting gain or loss is credited or charged to operations. The policy of the Company is to charge amounts expended for maintenance and repairs to current year expense and to capitalize expenditures for major replacements and betterments.

  Other Assets. Other assets include costs incurred by 4MC Asia prior to the commencement of operations and a lease interest associated with the acquisition of the assets of DM&T. These assets are amortized on the straight-line method over five to seven years. Other assets also include software development costs. The Company capitalizes internal software development costs when technological feasibility has been established. Capitalization ends when the software is put into service. Amortization of software development costs is computed by use of the straight-line method over three years.

  Use of Estimates. The preparation of financial statements is in accordance with generally accepted accounting principles and requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

                               4MC-BURBANK, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

  Recently Issued Accounting Standards. In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 121 established accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The Company is required to adopt the provisions of SFAS No. 121 for fiscal 1997, and the Company believes that upon its adoption there should be no impact to the Company's financial position or results of operations.

  In November 1995, the FASB also issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 establishes new accounting standards for the measurement and recognition of stock-based awards prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" however, under this opinion, the Company will be required to disclose the pro forma effect of stock-based awards on net income and earnings per share as if SFAS No. 123 had been adopted. SFAS No. 123 is effective for fiscal 1997. The Company intends to use the provisions of APB Opinion No. 25 in accounting for stock-based awards. As such, this standard will have no impact on the Company's results of operations upon adoption.

  Fair Values of Financial Instruments. SFAS No. 107 "Disclosure About Fair Value of Financial Instruments" ("SFAS No. 107"), requires disclosure of fair value information about most financial instruments both on and off the balance sheet, if it is practicable to estimate. SFAS No. 107 excludes certain financial instruments such as certain insurance contracts and all non-financial instruments from its disclosure requirements. A financial instrument is defined as a contractual obligation that ultimately ends with the delivery of cash or an ownership interest in an entity. Disclosure regarding the fair value of financial instruments are derived using external market sources, estimates using present value or other valuation techniques. Cash, accounts receivable, accounts payable, accrued and other liabilities and short-term revolving credit agreements and variable rate long-term debt instruments approximate their fair value.

  Advertising. Advertising costs are expensed as incurred and included in sales, general and administrative expenses. Advertising expenses amounted to $288,000, $476,000 and $287,000 in the years ended July 31, 1994, July 30,
1995 and August 4, 1996, respectively and $114,000 (unaudited) and $32,000 (unaudited) for the three months ended October 29, 1995 and November 3, 1996, respectively.

3. BUSINESS AND CREDIT CONCENTRATIONS

  The Company grants credit to its customers, substantially all of whom are participants in the entertainment industry. The Company reviews a customer's credit history before extending credit. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information. For the fiscal year ended August 4, 1996 one customer accounted for 10% of the Company's domestic sales and 12% of net accounts receivable. For the fiscal year ended July 30, 1995, no single customer accounted for a significant amount of the Company's domestic sales. For the fiscal year ended July 31, 1994, the Company's two largest customers accounted for 16% and 10% of sales and 7% and 15% of net accounts receivable. For the three months ended November 3, 1996, one customer accounted 15% of the Company's domestic sales and 11% of net accounts receivable. During the fiscal year ended August 4, 1996, the Company entered into a long term agreement for services with a customer and as a part of the agreement the Company deferred payment in the amount of $3,300,000. This amount is payable over three years in monthly installments of principal and interest at 8%. There can be no assurance that this customer ultimately will repay all outstanding amounts due to the Company.

                               4MC-BURBANK, INC.

3. BUSINESS AND CREDIT CONCENTRATIONS, CONTINUED

  Approximately 30% and 57% of the Company's net income for the years ended July 30, 1995 and August 4, 1996, respectively, related to 4MC Asia. For the year ended August 4, 1996, 97% of 4MC Asia revenues and 15.3% of the Company's consolidated total revenues were generated by one customer. This customer accounted for 5% of the Company's consolidated net accounts receivable. For the three months ended November 3, 1996 this customer accounted for 81% of 4MC Asia revenues, 14% and 9% of Company's consolidated revenues and net accounts receivable, respectively.

4. PROPERTY, PLANT AND EQUIPMENT

  The following is a summary of property, plant and equipment (in thousands):

                                                JULY 30, AUGUST 4, NOVEMBER 3,
                                                  1995     1996       1996
                                                -------- --------- -----------
                                                                   (UNAUDITED)
Land........................................... $   925   $   925    $   925
Buildings and building improvements............   4,511     4,689      4,918
Machinery and equipment........................  46,801    62,399     63,374
                                                -------   -------    -------
                                                 52,237    68,013     69,217
Less, accumulated depreciation and
 amortization..................................   9,092    18,717     21,299
                                                -------   -------    -------
                                                 43,145    49,296     47,918
Construction in progress.......................   6,265     8,369     21,148
                                                -------   -------    -------
  Property, plant and equipment, net........... $49,410   $57,665    $69,066
                                                =======   =======    =======
Included above is property and equipment under
 capital leases of:
  Machinery and equipment......................   3,350    11,856     17,560
  Less, accumulated amortization...............     542     1,756      2,365
                                                -------   -------    -------
  Property and equipment under capital leases,
   net......................................... $ 2,808   $10,100    $15,195
                                                =======   =======    =======

  During fiscal the years ended July 31, 1994, July 30, 1995 and August 4, 1996 and the three months ended October 29, 1996 and November 3, 1996, the Company expensed maintenance, repairs and spare parts in amounts of $1,389,000, $1,889,000, $1,795,000, $541,000 (unaudited) and $381,000
(unaudited), respectively.

  During the year ended August 4, 1996, the Company settled its claim arising from the January 17, 1994 earthquake for $4,093,000. Of this amount $2,333,000 was received as partial settlement during the year ended July 30, 1995 and the remainder amounting to $1,760,000 was received in the 1996 fiscal year. Insurance proceeds in excess of the net book value of destroyed assets and repair costs of damaged assets were approximately $1,098,000. Of this amount $198,000 and $900,000 was credited to sales, general and administrative expense as a recovery under the business interruption coverage of expenses incurred in 1995 and 1996, respectively.

5. INCOME TAXES

  Deferred income taxes are determined in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized.

                               4MC-BURBANK, INC.

5. INCOME TAXES, CONTINUED

  The income tax provision (benefit) consisted of the following (in thousands):

                                                     JULY 31, JULY 30, AUGUST 4,
                                                       1994     1995     1996
                                                     -------- -------- ---------
   Current:
     Federal........................................  $ 380    $ --      $  26
     State..........................................    115       12        11
   Deferred
     Federal........................................   (380)    (768)     (791)
     State..........................................   (115)    (232)     (240)
                                                      -----    -----     -----
       Total........................................  $ --     $(988)    $(994)
                                                      =====    =====     =====

  The significant components of the deferred tax asset consisted of the following (in thousands):

                                                   JULY 31,  JULY 30,  AUGUST 4,
                                                     1994      1995      1996
                                                   --------  --------  ---------
   Deferred tax asset:
     Allowance for doubtful accounts.............. $   209   $   226    $   339
     Plant, property & equipment..................   2,370     2,450      1,871
     Intangible assets............................     148       160        335
     Accrued vacation.............................     158       161        168
     Acquisition expenses.........................     311        78         43
     Net operating loss carryforward..............   1,068     1,116      1,894
     Deferred lease...............................     --        180        (12)
     Other........................................      68        37       (191)
     Valuation allowance..........................  (4,332)   (3,408)    (2,447)
                                                   -------   -------    -------
       Net deferred tax asset..................... $   --    $ 1,000    $ 2,000
                                                   =======   =======    =======

  At July 31, 1994, July 30, 1995 and August 4, 1996, the Company had a net deferred tax asset before valuation allowance of $4,332,000, $4,408,000 and $4,447,000, respectively. The Company recorded a valuation allowance against the entire deferred tax asset in 1994, as the Company was in its first year of operations.

  The Company has assessed its past earnings history and trends, budgeted revenues and expiration dates of net operating loss carryforwards and has determined that it is more likely than not that $2,000,000 of deferred tax assets will be realized. The remaining valuation allowance of $2,447,000 is maintained on deferred assets which the Company has not determined to be more likely than not realizable at August 4, 1996. The Company will continue to review this valuation allowance on a quarterly basis and make adjustments, as appropriate.

                                                             1994  1995   1996
                                                             ----  ----   ----
Federal tax at statutory rate...............................  34%   34%    34%
State income taxes, net of federal tax benefits.............  --     1     --
Permanent differences.......................................  --     1      1
Foreign income not subject to taxes.........................  --   (10)   (33)
Tax net operating loss carryforward......................... (31)  (25)    --
Reduction of valuation allowance............................  --   (45)   (70)
Other.......................................................  (3)   --     (2)
                                                             ---   ---    ---
                                                              --%  (44)%  (70)%
                                                             ===   ===    ===

                               4MC-BURBANK, INC.

5. INCOME TAXES, CONTINUED

  As of August 4, 1996, the Company has net operating loss carryforwards of approximately $9,800,000 and $2,300,000 for Federal and California tax purposes, respectively. The net operating loss carryforwards begin to expire in 2009 and 1999 for Federal and California income tax purposes, respectively.

  In 1995, the government of the Republic of Singapore granted 4MC Asia a seven-year tax exemption as a "pioneer status" company. The tax exemption is conditioned upon 4MC Asia meeting certain investment requirements. The Company believes that it will meet these requirements, and will be able to realize the full future benefit of the tax exemption. The resulting tax savings reflected in net income amounted to $178,000 in fiscal 1995 and $378,000 in fiscal 1996.

  Income taxes (unaudited) for the three months ended November 3, 1996 reflect the recognition, for financial accounting purposes, of the use of net operating loss carryforwards that fully offset the Company's tax provision for the period. Income taxes (unaudited) for the three months ended October 29, 1995 reflect the recognition, for financial accounting purposes, of the use of net operating loss carryforwards and an increase in net deferred tax assets.

6. LONG TERM DEBT

  The following is a summary of long-term debt (in thousands):

                                                  JULY 30, AUGUST 4, NOVEMBER 3,
                                                    1995     1996       1996
                                                  -------- --------- -----------
                                                                     (UNAUDITED)
CIT term loan....................................     --        --     $16,000
CIT revolving credit facility....................     --        --       1,580
BABC term loan................................... $ 7,350   $ 6,615        --
BABC revolving credit facility...................   3,200     3,200        --
HKSB term loan...................................  12,070    11,817     11,817
Equipment notes..................................   7,122     8,645      9,551
Capital lease obligations........................   3,200     9,854     15,022
Subordinated promissory note.....................   9,000     9,000      9,000
                                                  -------   -------    -------
                                                   41,942    49,131     62,970
Less, current maturities.........................   3,470     6,153      6,360
                                                  -------   -------    -------
                                                  $38,472   $42,978    $56,610
                                                  =======   =======    =======

  Aggregate loan and capital lease obligation maturities for the next five fiscal years are as follows (in thousands):

                                                  PRINCIPAL FUTURE LEASE
                                                  PAYMENTS    PAYMENTS    TOTAL
                                                  --------- ------------ -------
Fiscal years ending in
 1997............................................  $ 4,041     $2,112    $ 6,153
 1998............................................   14,082      2,288     16,370
 1999............................................   13,236      2,465     15,701
 2000............................................    3,480      1,778      5,258
 2001............................................    2,771      1,211      3,982
 Thereafter......................................    1,667        --       1,667
                                                   -------     ------    -------
   Total.........................................  $39,277     $9,854    $49,131
                                                   =======     ======    =======

  On August 4, 1994, the Company entered into a loan agreement with Bank of America Business Credit ("BABC") in conjunction with the purchase of the assets of Compact. The bank provided a senior term and revolving loan which are collateralized by substantially all the assets of the Company and its subsidiaries. The term loan is due July 31, 1998, with monthly installments of $61,250 commencing August 1995, at an interest

                               4MC-BURBANK, INC.

6. LONG TERM DEBT, CONTINUED

rate of 8.5%. The revolving credit is due July 31, 1998 at an interest rate of 8.5% through July 31, 1995 and prime (8.25% as of August 4, 1996) plus 1.5% thereafter. The loan agreement contains various covenants restricting the cash payments to stockholder for management fees, dividends or repayment of the subordinated note payable. The Company is also required to make mandatory capital expenditures, maintain specified financial ratios and levels of net worth.

  On February 22, 1995, 4MC Asia entered into a loan agreement with The Hong Kong and Shanghai Banking Corporation Limited ("HKSB"), providing a term loan facility of SD$16,898,000 Singapore dollars (approximately $12,070,000 US dollars at June 30, 1995). The loan is collateralized by substantially all of 4MC Asia's assets and is guaranteed by the Company. The loan is payable in 60 monthly installments commencing April 17, 1997 at a rate of 1.25% above the HKSB prime rate (6.25% and 6.5% as of July 30, 1995 and August 4, 1996, respectively). The loan agreement contains various restrictive covenants, including the maintenance of $1,000,000 Singapore dollars (approximately $717,000 U.S. dollars at July 30, 1995 and $709,000 as of August 4, 1996) in
cash deposits and certain debt-to-equity ratios.

  The Company has entered into various capital lease and equipment notes related to the purchase of equipment. These notes are due through 2001 and are at interest rates of 8.0% to 11.9%.

  On August 4, 1993, the Company entered into an agreement with TSP to provide to the Company up to $10,000,000 in borrowings in the form of a subordinated promissory note, at an interest rate of 10%, with no principal payment required until August 1998. On September 6, 1993, TSP exchanged a $4,000,000 note payable by the Company for 800 shares of Common Stock. On November 17, 1994, the Company entered into an agreement for additional borrowings of up to $9,000,000 under the same terms as the August 1993 subordinated promissory note. Repayment of borrowings under the August 1993 and November 1994 subordinated notes is restricted under covenants contained in the BABC loan agreement, various equipment notes and various capital lease obligations. During the years ended July 31, 1994 and July 30, 1995, TSP advanced to the Company $8,400,000 and $10,600,000, respectively, under the subordinated promissory notes. On July 28, 1995, TSP contributed $10,000,000 in subordinated promissory notes to the equity of the Company.

7. COMMITMENTS AND CONTINGENCIES

  The Company and certain subsidiaries have employment agreements with certain members of their creative staff to secure their services for up to two years at amounts approximating their current levels of compensation. At August 4, 1996, the Company's remaining aggregate commitment under such contracts is approximately $1,111,000.

                               4MC-BURBANK, INC.

7. COMMITMENTS AND CONTINGENCIES, CONTINUED

  The Company leases its production and office facilities under noncancelable operating leases with initial terms up to five years through 2000. These leases contain renewal options, require additional payments for property taxes, utilities, insurance and maintenance costs and are subject to periodic escalation charges. Facilities rent expense amounted to $3,242,000, $4,327,000, $4,392,000, $1,013,000 (unaudited) and $1,114,000 (unaudited) for the fiscal years ended July 31, 1994, July 30, 1995 and August 4, 1996 and for the three months ended October 29, 1995 and November 3, 1996, respectively. At August 4, 1996 and November 3, 1996 the annual commitment under these facilities leases is summarized as follows (in thousands):

                                                           AUGUST 4, NOVEMBER 3,
                                                             1996       1996
                                                           --------- -----------
                                                                     (UNAUDITED)
Fiscal years ending in:
  1997....................................................  $ 4,129    $ 3,877
  1998....................................................    3,951      3,962
  1999....................................................    3,787      3,142
  2000....................................................      356        --
                                                            -------    -------
    Total.................................................  $12,223    $10,984
                                                            =======    =======

  The Company leases certain office equipment under operating leases which expire through 1999. Rent expense related to equipment amounted to $324,800, $134,800, $190,200, $89,000 (unaudited) and $208,000 (unaudited) for the fiscal years ended July 31, 1994, July 30, 1995 and August 4, 1996, and for the three months ended October 29, 1995 and November 3, 1996, respectively. At August 4, 1996 and November 3, 1996 the annual commitment under various leases is summarized as follows (in thousands):

                                                           AUGUST 4, NOVEMBER 3,
                                                             1996       1996
                                                           --------- -----------
                                                                     (UNAUDITED)
Fiscal years ending in:
  1997....................................................  $  434     $  429
  1998....................................................     434        409
  1999....................................................     418        365
                                                            ------     ------
    Total.................................................  $1,286     $1,203
                                                            ======     ======

  The Company is involved in litigation matters arising in the normal course of business. Management believes that the disposition of these lawsuits will not materially affect the financial position or results of operations of the Company.

8. EMPLOYEE BENEFIT PLANS

  The Company's savings and investment plan covers substantially all of the employees of the Company. The participants may contribute up to 15% of their annual compensation (subject to the annual IRS limitation) to the plan and the Company will match the participant's contribution up to a maximum of 2% of the participant's compensation. The Company expensed $225,000, $208,000, $211,000, $51,000 (unaudited) and $48,000 (unaudited) related to the plan for the years ended July 31, 1994, July 30, 1995 and August 4, 1996 and for the three months ended October 29, 1995 and November 3, 1996, respectively.

                               4MC-BURBANK, INC.

9. RELATED PARTIES

  As of July 30, 1995 and August 4, 1996, TSP was the holder of subordinated promissory notes from the Company totaling $9,000,000. In addition, the Company owed $450,000 of accrued interest to TSP as of August 4, 1996 and no amounts were due as of July 30, 1995. During the years ended July 30, 1995 and August 4, 1996, the Company paid $1,762,000 and $450,000, respectively, to TSP in interest.

  The Company provided services to a company controlled by a then member of the Board of Directors in the amount of $188,008, $2,000 and $1,000 for the years ended July 31, 1994, July 30, 1995 and August 4, 1996, respectively.

  The Company paid consulting fees and expenses to a member of the Board of Directors of the Company of $147,000 and $205,423 for the years ended July 30, 1995 and August 4, 1996, respectively. As of August 4, 1996, the director is no longer affiliated with the Company.

  The Company has entered into an agreement with an emerging company wherein the Company would advance it up to $600,000. As of August 4, 1996 and November 3, 1996, the Company has advanced cash for operating purposes of approximately $238,000 and $406,000 (unaudited), respectively. The Company has the option to purchase a significant portion of the stock of the emerging company as of January 1, 1997. Management has not determined at this time whether this option will be exercised.

  In connection with the acquisition of Compact in 1993, the Company's Chief Executive Officer was granted a profit interest in TSP for identifying, analyzing and consummating the acquisition. The profit interest is equal to 10% of the excess, if any, by which the distributions (in cash or in kind) from TSP exceed the partners' total investment in TSP plus a return of 9% per annum. No amounts have been earned or paid under this profit interest.

10. STOCK OPTIONS

  The Company issued stock options to four key executives of the Company on September 7, 1993. These options were for 95 shares of common stock at an exercise price of $2,212 per share, the fair market value at the date of grant as determined by the Company and approved by the Board of Directors. These stock options vest over a six year period at 16.7% per year. As of August 4, 1996, options for 48 shares are exercisable, no options have been exercised or canceled and no additional options have been granted.

                               4MC-BURBANK, INC.

11. BUSINESS SEGMENTS

  Information about the Company's operations in different geographic areas for the years ended July 31, 1994, July 30, 1995 and August 4, 1996 and the quarter ended November 3, 1996 are as follows (in thousands):

                                        UNITED                    CONSOLIDATED
                                        STATES   ASIA   CORPORATE    TOTAL
------------------------------------------------------------------------------
Net sales to unaffiliated customers:
 Year ended July 31, 1994               $42,261 $   --   $   --     $42,261
 Year ended July 30, 1995                56,999   4,005      --      61,004
 Year ended August 4, 1996               58,970  11,058      --      70,028
------------------------------------------------------------------------------
Income from operations:
 Year ended July 31, 1994               $ 7,601 $   --   $(5,113)   $ 2,488
 Year ended July 30, 1995                 9,249   1,107   (5,207)     5,149
 Year ended August 4, 1996                7,095   2,922   (4,681)     5,336
------------------------------------------------------------------------------
Identifiable assets:
 Year ended July 31, 1994               $31,120 $   --    $1,862    $32,982
 Year ended July 30, 1995                46,364  21,620    3,796     71,780
 Year ended August 4, 1996               54,741  22,307    4,779     81,827
------------------------------------------------------------------------------
Capital expenditures:
 Year ended July 31, 1994               $ 8,146 $   --   $   694    $ 8,840
 Year ended July 30, 1995                 9,131  17,362    1,934     28,427
 Year ended August 4, 1996               14,978   2,208      983     18,169
------------------------------------------------------------------------------
Depreciation expense and amortization:
 Year ended July 31, 1994               $ 3,123 $   --   $   161    $ 3,284
 Year ended July 30, 1995                 4,721     954      566      6,241
 Year ended August 4, 1996                6,548   2,722      895     10,165
------------------------------------------------------------------------------

12. SUBSEQUENT EVENTS (UNAUDITED)

  On October 17, 1996, the Company entered into a new credit agreement with CIT Group/Business Credit, Inc. and CIT Group/Equipment Financing, Inc. ("CIT"). The agreement consists of a $34,000,000 credit facility including (i) a $16,000,000 term loan, payable in 84 monthly principal payments commencing November 1997 at an interest rate of LIBOR plus 2.75% or Prime plus .75%, at the Company's option, (ii) a $11,000,000 revolving line of credit at an interest rate of LIBOR plus 2.5% or Prime plus .50%, at the Company's option; and (iii) a $7,000,000 capital expenditures line of credit payable in 60 monthly installments commencing three months after funding at an interest rate of LIBOR plus 2.75% or Prime plus .75%, at the Company's option. These loans, which are collateralized by substantially all the assets of 4MC-Burbank and DMC, contains various covenants restricting the cash payment to the stockholder for management fees, dividends or repayment of the subordinated note payable. The Company is also required to maintain specified financial ratios and levels of net worth for both the Company and specified subsidiaries. As part of this financing, the Company repaid the $9,693,000 BABC loans and $1,919,000 of CIT equipment notes. The Company may, at its option, elect a fixed rate for the term loan at the treasury rate (applicable for the remaining term of the loan) plus 3.35%.

                               4MC-BURBANK, INC.

12. SUBSEQUENT EVENTS (UNAUDITED), CONTINUED

  On September 25, 1996 the Company changed its name from Four Media Company to "4MC-Burbank, Inc." On the same date, a holding company was incorporated in the State of Delaware ("4MC Delaware"). On October 17, 1996, 4MC Delaware completed a reorganization of the Company (the "Reorganization") which for accounting purposes is accounted for as of September 29, 1996. Under the terms of the Reorganization which is accounted for in a manner similar to a pooling of interests, 4MC Delaware issued 5,900,000 shares on October 17, 1996 of its common stock to TSP in exchange for 1,000 shares of 4MC-Burbank, Inc. common stock, representing 100% of the issued and outstanding shares of the Company and as a result, 4MC-Burbank became a wholly owned subsidiary of 4MC Delaware. In conjunction with the Reorganization, the Company's interests in the wholly owned subsidiaries, DMC and 4MC Asia were transferred to 4MC Delaware in the form of a dividend distribution from the Company. The purpose of the Reorganization was to facilitate future transactions and acquisitions.

  Per share information based on the weighted average number of common shares outstanding has been presented to reflect retroactively the Company's reorganization and a related stock exchange with and stock dividend to its sole stockholder in October and November 1996. Other stockholder's data (stockholder's equity and stock options) presented in the financial statements and notes have not been retroactively adjusted to present such reorganization.

  For comparative financial presentation purposes the financial statements of the consolidated group, as described above, for the three months ended November 3, 1996 have been presented herein.

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Four Media Company
Burbank, California

  We have audited the accompanying balance sheet of Four Media Company as of October 1, 1996. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the balance sheet referred to above presents fairly, in all material respect, the financial position of Four Media Company as of October 1, 1996, in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand L.L.P.

Los Angeles, California
October 1, 1996,
except for Note 2
as to which the date is
November 18, 1996

                               FOUR MEDIA COMPANY

                                 BALANCE SHEET

                                OCTOBER 1, 1996

                                ASSETS
Cash................................................................... $1,000
                                                                        ------
  Total assets......................................................... $1,000
                                                                        ======
                         STOCKHOLDER'S EQUITY
Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued and outstanding................................................ $  --
Common stock, $.01 par value, 50,000,000 shares authorized, 100,000 shares issued and outstanding......................................... $1,000
                                                                        ------
  Total stockholder's equity........................................... $1,000
                                                                        ======



    The accompanying notes are an integral part of this financial statement.

                              FOUR MEDIA COMPANY

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

  Four Media Company (the "Company") was incorporated in the State of Delaware on September 25, 1996. The authorized capital stock of the Company consists of 50,000,000 shares of common stock, par value of $.01 per share and 5,000,000 shares of preferred stock, par value of $.01 per share. As of October 1, 1996, the Company issued and had outstanding 100,000 shares of Common Stock and no preferred shares were issued or outstanding. Each holder of common stock shall be entitled to one vote for each share held.

2. SUBSEQUENT EVENTS (UNAUDITED)

  On October 17, 1996, the Company completed a reorganization (the "Reorganization") which for accounting purposes is accounted for as of September 29, 1996. Under the terms of the Reorganization which was accounted for in a manner similar to a pooling of interests, the Company issued 5,900,000 shares of its common stock on October 17, 1996 to TSP in exchange for 1,000 shares of 4MC-Burbank, Inc. common stock, representing 100% of the issued and outstanding shares of the corporation and 4MC-Burbank became a wholly owned subsidiary of the Company. In conjunction with the Reorganization, 4MC-Burbank's interests in its wholly owned subsidiaries, DMC and 4MC Asia were transferred to the Company in the form of a dividend distribution. The purpose of the Reorganization was to facilitate future financing transactions and acquisitions. On November 19, 1996, the Company distributed a stock dividend to TSP of 475,000 shares of its common stock.

  For comparative financial presentation purposes, the financial statements of the consolidated group for the three months ended November 3, 1996 have been presented with 4MC-Burbank included elsewhere herein.

  The following stockholder's equity statement (unaudited) presents the historical November 3, 1996 amounts as adjusted for the transactions described above.

CONDENSED BALANCE SHEET (IN THOUSANDS)

                                  HISTORICAL    REORGANIZATION   AS ADJUSTED
                               NOVEMBER 3, 1996  ADJUSTMENTS   NOVEMBER 3, 1996
                               ---------------- -------------- ----------------
Assets
  Cash........................       $ 1           $    --         $     1
  Investment in wholly owned
   subsidiary.................        --            22,263          22,263
                                     ---           -------         -------
Total assets..................       $ 1           $22,263         $22,264
                                     ===           =======         =======
Stockholder's equity
  Preferred stock, $.01 per
   value; 5,000,000 shares
   authorized, no shares
   issued and outstanding.....       $--           $    --         $    --
  Common stock, $.01 par
   value; 50,000,000 shares
   authorized, 6,475,000
   shares issued and
   outstanding................         1                64              65
  Additional paid-in capital..        --            14,946          14,946
  Foreign currency translation
   adjustment.................        --               250             250
  Retained earnings...........        --             7,003           7,003
                                     ---           -------         -------
Total stockholder's equity....       $ 1           $22,263         $22,264
                                     ===           =======         =======

  The customers listed on the inside back cover of this Prospectus are a random sampling of some of Four Media Company's customers. The placement of the images on the inside back cover page and the identification of certain illustrative clients are not intended to indicate the relative revenue generated from the services provided to the clients named. Nine customers, MTV Asia LDC, Sony Pictures Corporation, TVN Entertainment Corporation, Warner Bros., Paramount Pictures, The Walt Disney Company, Twentieth Century Fox, Universal Pictures and Hallmark Entertainment, Inc., accounted for 55% of the Company's revenues in fiscal 1996. No other listed customer accounted for over 3% of the Company's fiscal 1996 revenues.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THIS DATE.
                             ---------------------
                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
The Company..............................................................  13
Use of Proceeds..........................................................  13
Dividend Policy..........................................................  14
Capitalization...........................................................  14
Dilution.................................................................  15
Selected Financial Data..................................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  29
Management...............................................................  45
Certain Transactions.....................................................  49
Principal and Selling Stockholders.......................................  51
Description of Capital Stock.............................................  52
Shares Eligible for Future Sale..........................................  53
Underwriting.............................................................  55
Legal Matters............................................................  56
Experts..................................................................  57
Additional Information...................................................  57
Index to Financial Statements............................................ F-1

                             ---------------------

 UNTIL MARCH 4, 1997 (25 DAYS FROM THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICI-PATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                               5,000,000 SHARES

                         [LOGO OF FOUR MEDIA COMPANY]



                                 COMMON STOCK

                             ---------------------
                                  PROSPECTUS
                             ---------------------

                                  FURMAN SELZ

                           PAINEWEBBER INCORPORATED

                             FEBRUARY 7, 1997


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